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GENESCO 2007 **ANNUAL REPORT**



LIDS KIDS

The Business of Genesco

FOUNDED IN 1924, Nashville, Tennessee-based Genesco Inc. (NYSE: GCO) is a leading retailer of branded footwear, licensed and branded headwear and wholesaler of branded footwear. It operates more than 2,000 footwear and headwear retail stores in the United States, Puerto Rico and Canada, principally under the names Journeys®, Journeys Kidz®, Shi by Journeys™, Johnston & Murphy®, Underground Station®, Jarman®, Hat World®, Lids®, Hat Shack®, Hat Zone®, Head Quarters®, Cap Connection™ and Lids Kids™. Genesco also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers® brand. Genesco relies on independent third party manufacturers for the production of its footwear products sold at wholesale.

Table of Contents

Securities Information

COMMON STOCK: NEW YORK AND CHICAGO STOCK EXCHANGES

	Fiscal 2007		Fiscal 2006		Fiscal 2005	
	High	Low	High	Low	High	Low
First Quarter	**$ 42.60**	**$ 37.33**	$ 31.50	$ 25.16	$ 25.05	$ 17.18
Second Quarter	**43.72**	**25.50**	41.10	25.80	25.67	19.49
Third Quarter	**38.73**	**26.05**	40.27	33.41	26.17	18.77
Fourth Quarter	**42.15**	**35.46**	42.89	35.61	31.39	25.09

APPROXIMATE NUMBER OF COMMON SHAREHOLDERS OF RECORD: 4,900


Lids

Total Return To Shareholders

INCLUDES REINVESTMENT OF DIVIDENDS

The graph below compares the cumulative total shareholder return on the Company's common stock for the last five fiscal years with the cumulative total return of (i) the S&P 500 Index, (ii) the S&P 500 Footwear Index and (iii) the S&P 1500 Footwear Index. The graph assumes the investment of $100 in the Company's common stock, the S&P 500 Index, the S&P 500 Footwear Index and the S&P 1500 Footwear Index at the market close on February 2, 2002 and the reinvestment monthly of all dividends.

Comparison of Cumulative Five Year Total Return


250
200
150
100
50
0
GENESCO INC.
S&P 500 INDEX
S&P 500 FOOTWEAR INDEX
S&P 1500 FOOTWEAR INDEX
FYE 02
FYE 03
FYE 04
FYE 05
FYE 06
FYE 07

	Base Period	Index Returns Years Ended				
Company/Index	FYE 02	FYE 03	FYE 04	FYE 05	FYE 06	FYE 07
Genesco Inc.	$ 100.00	$67.16	$ 69.87	$116.88	$155.09	$165.02
S&P 500 Index	100.00	77.53	104.33	110.83	121.74	140.00
S&P 500 Footwear Index*	100.00	77.93	120.19	149.76	152.83	187.80
S&P 1500 Footwear Index*	100.00	81.44	126.38	156.96	162.97	203.53

*The S&P 1500 Footwear Index consists of Brown Shoe Co. Inc., Crocs Inc., Deckers Outdoor Corp., K-Swiss Inc., Skechers U.S.A. Inc., Stride Rite Corp., Wolverine World Wide, Nike Inc. and Timberland Co. Because the S&P 500 Footwear Index, the comparison index used in previous performance graphs, now consists of a single company, Nike Inc., the Company has adopted the S&P 1500 Footwear Index as its comparison index.

This annual report contains certain forward-looking statements. Actual results could be materially different. For discussion of some of the factors that could adversely affect future results, please see "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the material under the caption "Risk Factors" in the Company's annual report on form 10-K for Fiscal 2007 filed with the Securities and Exchange Commission.


JOHNSTON & MURPHY

Financial Highlights

	2007	2006	% Change
FOR THE YEAR:			
Net Sales	$1,460,478,000	$1,283,876,000	14%
Earnings From Continuing Operations	$ 68,247,000	$ 62,626,000	9%
Net Earnings	$ 67,646,000	$ 62,686,000	8%
Diluted Earnings Per Common Share From Continuing Operations	$ 2.61	$ 2.38	10%
Diluted Net Earnings Per Share	$ 2.59	$ 2 38	9%
AT YEAR END:			
Working Capital	$ 200,330,000	$ 184,986,000	8%
Long-Term Debt	$ 109,250,000	$ 106,250,000	3%
Shareholders' Equity	$ 405,226,000	$ 348,751,000	16%
Shares Outstanding	22,742,000	23,260,000	-2%
Book Value Per Share	$ 17.53	$ 14.71	19%
Approximate Number of Common Shareholders of Record	4,900	6,400	

Shareholders' Message

TO OUR SHAREHOLDERS:



HAL N. PENNINGTON
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, GENESCO INC

Two years ago, Genesco embraced a long-term strategic plan designed to deliver enhanced shareholder value through sales and earnings growth. Specifically, we committed to increase sales to $2 billion – roughly double the starting point – and to expand operating margin to 9% to 10% by Fiscal 2010.

In order to do that, we knew we would need to achieve success on three fronts: First, we would need to grow our existing businesses, and, in some cases, improve their profitability. Second, we would need to draw on the creativity and the entrepreneurial spirit that is an essential element of Genesco's culture and tap our tremendous internal knowledge base to launch new retail concepts and brand extensions. Finally, we would need to be open to adding complementary businesses to our portfolio through acquisitions — businesses that would benefit from the customer-centered merchandising focus that all our brands and concepts share, and that would have the potential to help us achieve our financial objectives.

Fiscal 2007 was an outstanding year for Genesco, not merely because we posted a record financial performance, with net sales reaching approximately $1.5 billion. More significantly for our long-term prospects, we made progress on all three fronts that we identified as essential to achieving our strategic goals.

First, we continued to realize the inherent growth potential of our existing businesses, adding 224 new stores to our retail base before acquisitions. We passed the 2,000 store milestone before year end. Equally significantly, we set higher ultimate growth goals for our two fastest growing retail segments, Journeys and Hat World, than ever before. Based on successes with stores in various formats outside traditional shopping malls and with multiple hat stores in certain malls, we now see the potential to open at least 1,300 Journeys and Journeys Kidz stores and up to 1,300 Lids and other hat stores (not counting any Lids Kids stores) in the United States.

On the branded side of the Company, both the Johnston & Murphy and Dockers® Footwear businesses performed well in Fiscal 2007. Johnston & Murphy continued to reap the benefits of its multi-year brand repositioning initiative, growing sales and improving its operating margin to 8.2%, up from 2.6% only three years ago — a 55% compound annual growth rate. Dockers Footwear had a breakout year with an impressive 32% sales increase, reflecting a dramatically improved product line and growing consumer demand.

Second, the success of the Shi by Journeys women's shoe chain, in its first full year of operation, and the opening of our first three Lids Kids stores late in the year, illustrate an aspect of our growth strategy that we are increasingly excited about. The potential of these two retail concepts demonstrates the remarkable streak of entrepreneurial creativity that exists in our management culture, which equips us to recognize new opportunities in the marketplace. That, in combination with a well-developed, highly scalable retail infrastructure, which enables us to validate new retail concepts with minimal incremental investment or downside risk, allows us to make new concept research and development a key aspect of our strategy for growth. Shi by Journeys, by the way, has performed very well in the initial stage of the validation process, showing profit in its first year of operations, and we hope to have 50 Shi by Journeys stores by the end of Fiscal 2008. While it's too early in the process to make predictions about Lids Kids, we like what we've seen so far. I look forward to seeing the next new idea that comes out of the combination of strategic orientation toward growth, keen customer focus and extraordinary creativity that characterizes Genesco's approach to business.

Finally, we made a successful acquisition during Fiscal 2007, giving us an example of each of the three major aspects of our growth strategy (and, incidentally, making a "hat trick" reference hard to resist). In January, we completed the purchase of Hat Shack, a chain of 49 mall-based hat stores, primarily in the southeastern United States. Besides the incremental sales and earnings that the Hat Shack stores will bring to the Company, the acquisition strengthened Hat World's position as the leading headwear retailer in North America.

So, we made progress on all fronts in Fiscal 2007, and I look forward to more of the same in Fiscal 2008. I remain confident that our strategic plan will continue to deliver value to you, our shareholders, through enhanced growth. We are operating from a strong base, more than 2,000 stores, each focused on bringing our customers the products they want in shopping environments that reflect their tastes and lifestyles. Most of all, we have a strong team — more than 12,500 people in stores, distribution centers and offices — united in their commitment to help us to reach our goals.

Hal N. Pennington
Chairman and Chief Executive Officer
Genesco Inc.

EVA®

Our EVA improvement for Fiscal 2007 once again exceeded our objective for the year. EVA, which is after tax operating profit minus a charge for capital invested, provides an operating measure of Company and business unit success in creating value for shareholders. Our Fiscal 2007 EVA improvement reflected both continued growth in earnings and the efficient use of assets.

Genesco employees recognize that EVA improvement, driven by strong operating performance and supported by EVA financial management disciplines, creates shareholder value and increases their own incentive compensation. Over the past seven years, this linkage has become ingrained in our culture. Fiscal 2007's strong EVA increase demonstrated the rewards to both shareholders and employees of this approach to creating shareholder value.

EVA is a registered trademark of Stern Stewart & Co

journeys

Journeys is a leader in the teen retail scene, with more than 760 stores across the United States, including Puerto Rico and the U.S. Virgin Islands. Journeys uses fashion savvy and merchandising skill to keep in step with the fast-paced footwear and accessories market for 13- to 22-year-old men and women. Journeys sells a wide variety of teen brands including Vans, Converse, Puma, Etnies and adidas. The Journeys store is more than a retail environment; it's an extension of the customer's lifestyle. From cool lighting and in-store television monitors playing fresh content and the latest music videos, to employees whose lifestyle and self-image match their customers', the Journeys retail environment is designed to reflect its customers' tastes and attitudes every bit as much as the merchandise selection. In addition, Journeys reaches its customers through a direct mail catalog, through the Internet at **www.journeys.com** and through strategic cross-promotions.

In November 2005, Journeys launched the Shi by Journeys retail concept, a mall based specialty retail store providing branded fashion and private label footwear and accessories for fashion savvy women in their early 20s to mid-30s who shop in a specialty retail environment. After a successful first year, Shi by Journeys ended the year with 12 stores.





journeyskid

Launched in 2001 as an extension of the highly successful Journeys footwear retail concept, Journeys Kidz is a unique branded kids footwear retailer, targeting customers five to 12 years old with trendy footwear styles and accessories from brands including Converse, Puma, Ugg, DC, Crocs, Heelys, Baby Phat, Ecko, adidas, Nike, Etnies and Vans. Whether it's the skateboard-style footwear display, the Playstation 2 terminals, or the television monitors playing cartoons and music, Journeys Kidz, which operates 73 stores, has a visually exciting atmosphere that is both fun for kids and functional for parents. In November 2004, Journeys Kidz launched its very own website, **www.journeyskidz.com**, offering an interactive e-commerce option for "big kidz shoes in little kidz sizes."



undergroundstation



Underground Station is a mall-based retail concept located across the United States. Underground Station markets trendy footwear and apparel to a brand-conscious consumer with a high-fashion mindset who values cutting-edge styles and brands. Underground Station sells the latest footwear and accessories from brands like Timberland, Puma, Phat Farm, Diesel and adidas in its 190 stores and on the Internet at **www.undergroundstation.com**. Underground Station targets 20- to 35 year-old, culturally diverse, urban male and female customers. Underground Station's up-to-date merchandising entices customers to view the store as a destination to find out about the latest arrivals from the hottest brands.



johnston&murphy



hat world

Founded in 1995 and composed of more than 780 mall-ba
stores nationwide, and in Puerto Rico and Canada primarily un
Indianapolis-based Hat World Inc. is recognized as a leading spe
and branded athletic fashion headwear. Hat World also operates
Hat Shack, Hat Zone, Head Quarters and Cap Connection. The st
college, MLB, NBA, NFL and NHL teams, as well as other specialty fash
styles and colors. Some stores also offer a strong complementary line of lic
embroidery capability. Hat World serves the core fan and fashion-conscious a
to mid-20s customer. Hat World also sells its products and promotes its stores
sites **lids.com**™, **hatworld.com**™, **lidskids.com**™, **hatshack.com**™ and **lidscyc**
licensed Lids stores operate from premier street locations and kiosks
within major department stores in Hong Kong and China.

In October 2006, Hatworld launched Lids Kids, a new retail concept offering licensed and br
eadwear, apparel, accessories and custom embroidery for the younger sports fan
fashion forward youth ages 0 to 10 years old. There were three Lids Kids stores in
ion as of the end of the fiscal year with plans to grow the concept.


NY

dockers

Dockers Footwear fills another important niche by offering men aged 30 to 55 superior styling, quality and value in moderately priced casual fashion. Marketed under license from Levi Strauss & Co., Dockers remains one of the nation's most recognized brand names. Offerings range from business casual to weekend casual. This lifestyle brand is readily available through many of the same national chains that carry Dockers apparel and in department and specialty stores across the country.

DOCKERS



Forward Looking Statements

This discussion and the notes to the Consolidated Financial Statements include certain forward-looking statements, which include statements regarding our intent, belief or expectations and all statements other than those made solely with respect to historical fact. Actual results could differ materially from those reflected by the forward-looking statements in this discussion and a number of factors may adversely affect the forward looking statements and the Company's future results, liquidity, capital resources or prospects. These factors (some of which are beyond the Company's control) include:

- Weakness in consumer demand for products sold by the Company.
- Fashion trends that affect the sales or product margins of the Company's retail product offerings.
- Changes in the timing of holidays or in the onset of seasonal weather affecting period to period sales comparisons.
- Changes in buying patterns by significant wholesale customers.
- Disruptions in product supply or distribution.
- Unfavorable trends in foreign exchange rates and other factors affecting the cost of products.
- Changes in business strategies by the Company's competitors (including pricing and promotional discounts), the entry of additional competitors into the Company's markets, and other competitive factors.
- The Company's ability to open, staff and support additional retail stores on schedule and at acceptable expense levels and to renew leases in existing stores on schedule and at acceptable expense levels.
- The Company's ability to identify appropriate growth opportunities, including brand extensions, new concept launches, and acquisitions, and to execute its growth strategies.
- Variations from expected pension-related charges caused by conditions in the financial markets.
- The outcome of litigation and environmental matters involving the Company, including those discussed in Note 13 to the Consolidated Financial Statements.
- Fluctuations in oil prices causing changes in gasoline and energy prices resulting in changes in consumer spending and utility and product costs.

Forward-looking statements reflect the expectations of the Company at the time they are made, and investors should rely on them only as expressions of opinion about what may happen in the future and only at the time they are made. The Company undertakes no obligation to update any forward-looking statement. Although the Company believes it has an appropriate business strategy and the resources necessary for its operations, predictions about future revenue and margin trends are inherently uncertain and the Company may alter its business strategies to address changing conditions. For a discussion of other risk factors, see Item 1A, Risk Factors, in the Company's Annual Report on Form 10-K.

Overview

DESCRIPTION OF BUSINESS

The Company is a leading retailer of branded footwear and of licensed and branded headwear, operating 2,009 retail footwear and headwear stores throughout the United States and Puerto Rico including 26 headwear stores in Canada as of February 3, 2007. The Company also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers brand to more than 1,000 retail accounts in the United States, including a number of leading department, discount, and specialty stores.

The Company operates five reportable business segments (not including corporate): Journeys Group, comprised of the Journeys, Journeys Kidz and Shi by Journeys retail footwear chains, catalog and e-commerce operations; Underground Station Group, comprised of the Underground Station and Jarman retail footwear chains and e-commerce operations; Hat World Group, comprised of the Hat World, Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection and Lids Kids retail headwear chains and e-commerce operations; Johnston & Murphy Group, comprised of Johnston & Murphy retail operations, catalog and e-commerce operations and wholesale distribution; and Licensed Brands, comprised primarily of Dockers® Footwear.

The Journeys retail footwear stores sell footwear and accessories primarily for 13 to 22 year old men and women. The stores average approximately 1,800 square feet. The Journeys Kidz retail footwear stores sell footwear primarily for younger children, ages five to 12. These stores average approximately 1,400 square feet. Shi by Journeys retail footwear stores, the first of which opened in November 2005, sell footwear and accessories to fashionable women in their early 20's to mid 30's. These stores average approximately 1,950 square feet.

The Underground Station Group retail footwear stores sell footwear and accessories primarily for men and women in the 20 to 35 age group. The Underground Station Group stores average approximately 1,725 square feet. In the fourth quarter of Fiscal 2004, the Company made the strategic decision to close 34 Jarman stores subject to its ability to negotiate lease terminations. These stores are not suitable for conversion to Underground Station stores. The Company intends to convert the remaining Jarman stores to Underground Station stores and close the remaining Jarman stores not closed in Fiscal 2005 as quickly as it is financially feasible, subject to landlord approval. During Fiscal 2007, 16 Jarman stores were closed and three Jarman stores were converted to Underground Station stores. During Fiscal 2006, 13 Jarman stores were closed and two Jarman stores were converted to Underground Station stores.

The Hat World, Lids, Hat Shack, Hat Zone, Head Quarters and Cap Connection retail stores and kiosks sell licensed and branded headwear to men and women primarily in the early-teens to mid-20's age group. These locations average approximately 750 square feet and are primarily in malls, airports, street level stores and factory outlet stores throughout the United States, Puerto Rico and in Canada.

Johnston & Murphy retail shops sell a broad range of men's footwear and accessories. These shops average approximately 1,350 square feet and are located primarily in better malls nationwide. Johnston & Murphy shoes are also distributed through the Company's wholesale operations to better department and independent specialty stores. In addition, the Company sells Johnston & Murphy footwear and accessories in factory stores located in factory outlet malls. These stores average approximately 2,425 square feet.

The Company entered into an exclusive license with Levi Strauss and Company to market men's footwear in the United States under the Dockers® brand name in 1991. The Dockers license agreement was renewed November 1, 2006. The Dockers license agreement, as amended, expires on December 31, 2009 with a Company option to renew through December 31, 2012, subject to certain conditions. The Company uses the Dockers name to market casual and dress casual footwear to men aged 30 to 55 through many of the same national retail chains that carry Dockers slacks and sportswear and in department and specialty stores across the country.

STRATEGY

The Company's strategy is to seek long-term, organic growth by: 1) increasing the Company's store base, 2) increasing retail square footage, 3) improving comparable store sales, 4) increasing operating margin and 5) enhancing the value of its brands. Our future results are subject to various risks, uncertainties and other challenges, including those discussed under the caption "Forward Looking Statements," above and those discussed in Item 1A, "Risk Factors" in the Company's Annual Report on Form 10-K. Generally, the Company attempts to develop strategies to mitigate all the risks it views as material, including those discussed in Item 1A, "Risk Factors." Among the most important of these factors are those related to consumer demand. Conditions in the external economy can affect demand, resulting in changes in sales and, as prices are adjusted to drive sales and control inventories, in gross margins. Because fashion trends influencing many of the Company's target customers (particularly customers of Journeys Group, Underground Station Group and Hat World Group) can change rapidly, the Company believes that its ability to react quickly to those changes has been important to its success. Even when the Company succeeds in aligning its merchandise offerings with consumer preferences, those preferences may affect results by, for example, driving sales of products with lower average selling prices. Moreover, economic factors, such as high fuel prices, may reduce the consumer's disposable income and reduce demand for the Company's merchandise, regardless of the Company's skill in detecting and responding to fashion trends. The Company believes its experience and discipline in merchandising and the buying power associated with its relative size in the industry are important to its ability to mitigate risks associated with changing customer preferences and other reductions in consumer demand. Also important to the Company's long-term prospects are the availability and cost of appropriate locations for the Company's retail concepts. The Company is opening stores in airports and on streets in major cities and tourist venues, among other locations, in an effort to broaden its selection of locations for additional stores beyond the malls that have traditionally been the dominant venue for its retail concepts. The Company has also made and will continue to consider acquisitions to supplement its organic growth.

SUMMARY OF OPERATING RESULTS

The Company's net sales increased 13.8% during Fiscal 2007 compared to the prior year. The increase was driven primarily by the addition of new stores, a 2% increase in comparable store sales, a 34% increase in Licensed Brands sales and a 14% increase in Johnston & Murphy wholesale sales. Gross margin decreased slightly as a percentage of net sales during Fiscal 2007, primarily due to increased promotional activity in the Hat World Group and increased markdowns in the Journeys Group and Underground Station Group businesses, and off priced sales in one product line in the Licensed Brands business. Selling and administrative expenses decreased slightly as a percentage of net sales during Fiscal 2007 due to decreased expenses as a percentage of net sales in Journeys Group, Hat World Group, Johnston & Murphy Group and Licensed Brands. Operating income decreased as a percentage of net sales during Fiscal 2007 primarily due to decreased operating income in the Underground Station Group and decreased operating income as a percentage of net sales in the Journeys Group and Hat World Group businesses, partially offset by an increase in operating income in the Johnston & Murphy Group and Licensed Brands businesses.

Significant Developments

HAT SHACK ACQUISITION

On January 11, 2007, Hat World acquired 100% of the outstanding stock of Hat Shack, Inc. for a purchase price of $16.6 million plus debt assumed of $2.2 million, after preliminary closing adjustments anticipated in the purchase agreement, funded from cash on hand. As of February 3, 2007, there were 49 Hat Shack retail headwear stores located primarily in the southeastern United States.

AMENDED REVOLVING CREDIT FACILITY

On December 1, 2006, the Company entered into an Amended and Restated Credit Agreement, (the "Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as other borrowers, the lenders party thereto and Bank of America, N.A., as administrative agent. The Credit Facility replaced the Company's $105.0 million revolving credit facility. The Credit Facility is a revolving credit facility in the aggregate principal amount of $200.0 million, with a $20.0 million swingline loan sublimit and a $70.0 million sublimit for the issuance of standby letters of credit, and has a five-year term. The loans and other obligations under the Credit Facility are secured by substantially all of the presently owned and hereafter acquired non-real estate assets of the Company and certain subsidiaries of the Company. Borrowings under the Credit Facility bear interest at a variable rate determined based upon the level of availability under the Credit Facility. If availability under the Credit Facility falls below specified levels, the Company would then be subject to certain financial covenants. In addition, if availability under the Credit Facility falls below $20.0 million and the Company's fixed charge coverage ratio (EBITDA less capital expenditures less cash taxes divided by cash interest expense and scheduled payments of principal indebtedness) is less than 1.0 to 1.0, the Company would be in default. For additional information, see Note 6 to the Consolidated Financial Statements.

CAP CONNECTION ACQUISITION

On July 1, 2004, the Company acquired the assets and business of Edmonton, Alberta-based Cap Connection Ltd., a 17 store Canadian specialty retailer of headwear. The purchase price for the Cap Connection business was approximately $1.7 million.

HAT WORLD ACQUISITION

On April 1, 2004, the Company completed the acquisition of Hat World, a leading specialty retailer of licensed and branded headwear operating under the Hat World, Lids and Hat Zone names, for a total purchase price of approximately $179 million, including adjustments for $12.6 million of net cash acquired, a $1.2 million subsequent working capital adjustment and direct acquisition expenses of $2.8 million. The Company funded the acquisition and associated expenses with a $100.0 million, five-year term loan and the balance from cash on hand. The term loan was paid off in Fiscal 2007.

RESTRUCTURING AND OTHER CHARGES

The Company recorded a pretax charge to earnings of $1.1 million ($0.7 million net of tax) in Fiscal 2007. The charge included $2.2 million of charges for asset impairments and the early termination of a license agreement offset by $1.1 million of gift card related income and a favorable litigation settlement.

The Company recorded a pretax charge to earnings of $2.3 million ($1.4 million net of tax) in Fiscal 2006. The charge included $1.7 million for the settlement of a California employment class action and $0.6 million for retail store asset impairments and lease terminations of thirteen Jarman stores. These lease terminations are the continuation of a plan announced by the Company in Fiscal 2004 to close or convert into other retail concepts all remaining Jarman stores.

The Company recorded a pretax charge to earnings of $1.2 million ($0.8 million net of tax) in Fiscal 2005. The charge included $1.8 million for lease terminations of 20 Jarman stores and retail store asset impairments offset by the recognition of a $0.6 million gain on the curtailment of the Company's defined benefit pension plan.

POSTRETIREMENT BENEFIT LIABILITY ADJUSTMENTS

The return on pension plan assets was a gain of $9.5 million for Fiscal 2007 compared to $8.0 million in Fiscal 2006. The interest rate used to measure benefit obligations increased from 5.50% to 5.75% in Fiscal 2007. As a result of the increase in return on plan assets and the increase in the discount rate, the pension liability was reduced to $14.3 million on the Consolidated Balance Sheets compared to $23.2 million last year. There was a decrease in the pension liability adjustment of $5.1 million (net of tax) in accumulated other comprehensive income in shareholders' equity. Depending upon future interest rates and returns on plan assets, and other known and unknown factors, there can be no assurance that additional adjustments in future periods will not be required.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). This statement requires companies to recognize the overfunded or underfunded status of postretirement benefit plans to be recognized as either an asset or liability on the Consolidated Balance Sheets and the changes in the funded status are to be recognized in accumulated other comprehensive income, net of tax. As a result of the adoption of SFAS No. 158, the Company recognized a $0.8 million (net of tax) cumulative adjustment in accumulated other comprehensive loss in shareholders' equity for Fiscal 2007.

SHARE REPURCHASE PROGRAM

In a series of authorizations from Fiscal 1999-2003, the Company's board of directors authorized the repurchase of up to 7.5 million shares. In June 2006, the board authorized an additional $20.0 million in stock repurchases. In August 2006, the board authorized an additional $30.0 million in stock repurchases. The Company repurchased 1,062,400 shares at a cost of $32.1 million during Fiscal 2007. In total, the Company has repurchased 8.2 million shares at a cost of $103.4 million from all authorizations as of February 3, 2007.

DISCONTINUED OPERATIONS

For the year ended February 3, 2007, the Company recorded an additional charge to earnings of $1.0 million ($0.6 million net of tax) reflected in discontinued operations, including $1.1 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.1 million gain for excess provisions to prior discontinued operations. See Note 13 to the Consolidated Financial Statements for additional information.

For the year ended January 28, 2006, the Company recorded a credit to earnings of $0.1 million ($0.1 million net of tax) reflected in discontinued operations, including a $0.9 million gain for excess provisions to prior discontinued operations offset by $0.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company. See Note 13 to the Consolidated Financial Statements for additional information.

For the year ended January 29, 2005, the Company recorded an additional charge to earnings of $0.3 million ($0.2 million net of tax) reflected in discontinued operations, including $1.0 million for anticipated costs of environmental remedial alternatives related to two manufacturing facilities formerly operated by the Company, offset by a $0.7 million gain for excess provisions to prior discontinued operations. See Note 13 to the Consolidated Financial Statements for additional information.

Critical Accounting Policies

INVENTORY VALUATION

As discussed in Note 1 to the Consolidated Financial Statements, the Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out (FIFO) method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

In its retail operations, other than the Hat World segment, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory with similar gross margins, and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates. A change of 10 percent from the recorded amounts for all such provisions would have changed inventory by $0.8 million at February 3, 2007.

The Hat World segment employs the moving average cost method for valuing inventories and applies freight using an allocation method. The Company provides a valuation allowance for slow-moving inventory based on negative margins and estimated shrink based on historical experience and specific analysis, where appropriate.

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

IMPAIRMENT OF LONG-TERM ASSETS

As discussed in Note 1 to the Consolidated Financial Statements, the Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement or understatement of the value of long-lived assets.

ENVIRONMENTAL AND OTHER CONTINGENCIES

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 13 to the Company's Consolidated Financial Statements. The Company has made provisions for certain of these contingencies, including approximately $1.1 million reflected in Fiscal 2007, $0.8 million reflected in Fiscal 2006 and $0.9 million reflected in Fiscal 2005. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a best estimate of probable loss connected to the proceeding, or in cases in which no best estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

REVENUE RECOGNITION

Retail sales are recorded at the point of sale and are net of estimated returns and exclude sales taxes. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Estimated returns are based on historical returns and claims. Actual amounts of markdowns have not differed materially from estimates. Actual returns and claims in any future period may differ from historical experience.

POSTRETIREMENT BENEFITS PLAN ACCOUNTING

Substantially all full-time employees, who also had 1,000 hours of service in Calendar 2004, except employees in the Hat World segment, are covered by a defined benefit pension plan. The Company froze the defined benefit pension plan effective January 1, 2005. The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act.

In September 2006, the FASB issued SFAS No. 158, which requires companies to recognize the overfunded or underfunded status of postretirement benefit plans as an asset or liability in its Consolidated Balance Sheets and to recognize changes in that funded status in accumulated other comprehensive loss, net of tax, in the year in which the changes occur. This statement did not change the accounting for plans required by SFAS No. 87, "Employers' Accounting for Pensions" and it did not eliminate any of the expanded disclosures required by SFAS No. 132(R). On February 3, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. As a result of the adoption of SFAS No. 158, the Company recognized a $0.8 million (net of tax) cumulative adjustment in accumulated other comprehensive loss in shareholders' equity for Fiscal 2007 related to the Company's postretirement medical and life insurance benefits. SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of its fiscal year end. This requirement of SFAS No. 158 is not effective for the Company until Fiscal 2009. The Company is assessing the impact the adoption of the measurement date will have on its consolidated financial position and results of operations.

The Company accounts for the defined benefit pension plans using SFAS No. 87, "Employer's Accounting for Pensions" ("SFAS No. 87"), as amended. Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Long Term Rate of Return Assumption – Pension expense increases as the expected rate of return on pension plan assets decreases. The Company estimates that the pension plan assets will generate a long-term rate of return of 8.25%. To develop this assumption, the Company considered historical asset returns, the current asset allocation and future expectations of asset returns. The expected long-term rate of return on plan assets is based on a long-term investment policy of 50% U.S. equities, 13% international equities, 35% U.S. fixed income securities and 2% cash equivalents. For Fiscal 2007, if the expected rate of return had been decreased by 1%, net pension expense would have increased by $0.9 million, and if the expected rate of return had been increased by 1%, net pension expense would have decreased by $0.9 million.

Discount Rate – Pension liability and future pension expense increase as the discount rate is reduced. The Company discounted future pension obligations using a rate of 5.75%, 5.50%, and 5.75% for Fiscal 2007, 2006 and 2005, respectively. The discount rate is determined based on the current yields on a portfolio of high quality long-term bonds. For Fiscal 2007, if the discount rate had been increased by 0.5%, net pension expense would have decreased by $0.6 million, and if the discount rate had been decreased by 0.5%, net pension expense would have increased by $0.6 million. In addition, if the discount rate had been increased by 0.5%, the projected benefit obligation would have decreased by $ 6.3 million and the accumulated benefit obligation would have decreased by $6.3 million. If the discount rate had been decreased by 0.5%, the projected benefit obligation would have been increased by $7.0 million and the accumulated benefit obligation would have increased by $7.0 million.

Amortization of Gains and Losses – The significant declines experienced in the financial markets have unfavorably impacted pension asset performance. The Company utilizes a calculated value of assets, which is an averaging method that recognizes changes in the fair values of assets over a period of five years. At the end of Fiscal 2007, the Company had unrecognized actuarial losses of $34.0 million. Accounting principles generally accepted in the United States require that the Company recognize a portion of these losses when they exceed a calculated threshold. These losses might be recognized as a component of pension expense in future years and would be amortized over the average future service of employees, which is currently seven years. Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plan will impact future pension expense and liabilities, including increasing or decreasing unrecognized actuarial gains and losses.

The Company recognized expense for its defined benefit pension plans of $3.4 million, $3.7 million and $4.9 million in Fiscal 2007, 2006 and 2005, respectively. The Company's board of directors approved freezing the Company's defined pension benefit plan effective January 1, 2005. The Company's pension expense is expected to decrease in Fiscal 2008 by approximately $1.1 million due to the net effect of an increase in the discount rate from 5.50% to 5.75% and a smaller actuarial loss to be amortized.

SHARE-BASED COMPENSATION

The Company has share-based compensation plans covering certain members of management and non-employee directors. Prior to January 29, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123. Accordingly, no compensation expense was recognized for fixed option plans because the exercise prices of employee stock options equaled or exceeded the market prices of the underlying stock on the date of grant.

Effective January 29, 2006, the Company adopted SFAS No. 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized for Fiscal 2007 includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123; and (ii) compensation cost for all share-based payments granted on or after January 29, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123(R). In accordance with the modified prospective method, the Company has not restated prior period results. However, prior to adoption of SFAS No. 123(R), share-based compensation had been included in pro forma disclosures in the Notes to the Consolidated Financial Statements for periods prior to Fiscal 2007.

The Company estimates the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The Company based expected volatility on historical term structures. The Company based the risk free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimated the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend.

In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation (which is based on historical experience for similar options) is a critical assumption, as it reduces expense ratably over the vesting period. Shared-based compensation expense is recorded based on a 2% expected forfeiture rate and adjusted annually for actual forfeitures. The Company reviews the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience.

The Company believes its estimates are reasonable in the context of actual (historical) experience. The impact of adopting SFAS No. 123(R) on future results will depend on, among other matters, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

Comparable Sales

Comparable store sales begin in the 53rd week of operation. Temporary store closings are excluded from the computation of comparable store calculation for every full week of the store closing. Expanded stores are excluded from the Company's footwear operations comparable store sales calculation until the 53rd week of operation but are included in the calculation of the Company's headwear comparable store sales calculation. E-commerce and catalog sales are excluded from comparable store sales calculations.

Results of Operations – Fiscal 2007 Compared to Fiscal 2006

The Company's net sales for Fiscal 2007 (53 weeks) increased 13.8% to $1.5 billion from $1.3 billion in Fiscal 2006 (52 weeks). Net sales for the 53rd week of Fiscal 2007 were $24.7 million based on actual retail sales and estimated wholesale sales. Wholesale sales are recognized upon shipment. The Company believes that a portion of the shipments that occurred in the final week would have occurred during the quarter even if it had not included the final week. Its estimate of the amount of such sales is excluded from the estimate of sales for the 53rd week. Excluding the 53rd week in Fiscal 2007, the net sales increase from the comparable 52-week period last year was approximately 12%. Gross margin increased 12.0% to $730.8 million in Fiscal 2007 from $652.4 million in Fiscal 2006 but decreased as a percentage of net sales from 50.8% to 50.0%. Selling and administrative expenses in Fiscal 2007 increased 13.3% from Fiscal 2006 but decreased as a percentage of net sales from 41.9% to 41.7%. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2007 were $111.1 million compared to $102.5 million for Fiscal 2006. Pretax earnings for Fiscal 2007 included restructuring and other charges of $1.1 million, including $2.2 million of charges for asset impairments and the termination of a small license agreement offset by $1.1 million of income for gift card breakage and a favorable litigation settlement. Pretax earnings for Fiscal 2006 included restructuring and other charges of $2.3 million, including $1.7 million for settlement of a previously announced class action lawsuit (see Note 13 to the Consolidated Financial Statements), retail store asset impairments and lease terminations of 13 Jarman stores. These lease terminations are the continuation of a plan announced by the Company in Fiscal 2004 to close or convert into other retail concepts all remaining Jarman stores.

Net earnings for Fiscal 2007 were $67.6 million ($2.59 diluted earnings per share) compared to $62.7 million ($2.38 diluted earnings per share) for Fiscal 2006. Net earnings for Fiscal 2007 included $0.6 million ($0.02 diluted earnings per share) charge to earnings (net of tax), including $0.7 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.1 million gain for excess provisions to prior discontinued operations. Net earnings for Fiscal 2006 included $0.1 million ($0.00 diluted earnings per share) credit to earnings (net of tax), including a $0.9 million gain for excess provisions to prior discontinued operations offset by $0.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company. The Company recorded an effective federal income tax rate of 38.6% for Fiscal 2007 compared to 38.9% for Fiscal 2006.

JOURNEYS GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2007	2006	CHANGE
Net sales	**$ 696,889**	$ 593,516	17.4%
Earnings from operations	**$ 83,835**	$ 73,346	14.3%
Operating margin	**12.0%**	12.4%	

Net sales from Journeys Group increased 17.4% to $696.9 million for Fiscal 2007 from $593.5 million for Fiscal 2006. The increase reflects a 13% increase in average Journeys stores operated (i.e., the sum of the number of stores open on the first day of the fiscal year and the last day of each fiscal month during the year divided by thirteen) and a 6% increase in comparable store sales. The comparable store sales increase reflects an 11% increase in footwear unit comparable sales, offset by a 4% decrease in average price per pair of shoes. The average price decrease primarily reflects changes in product mix. Total unit sales increased 25% during the same period. The store count for Journeys was 853 stores at the end of Fiscal 2007, including 73 Journeys Kidz stores and 12 Shi by Journeys stores, compared to 761 Journeys stores at the end of Fiscal 2006, including 50 Journeys Kidz stores and one Shi by Journeys store.

Journeys Group earnings from operations for Fiscal 2007 increased 14.3% to $83.8 million, compared to $73.3 million for Fiscal 2006, primarily attributable to the increase in net sales and decreased expenses as a percentage of net sales, reflecting lower bonus accruals.

UNDERGROUND STATION GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2007	2006	CHANGE
Net sales	**$ 155,069**	$ 164,054	(5.5)%
Earnings from operations	**$ 3,844**	$ 10,890	(64.7)%
Operating margin	**2.5%**	6.6%	

Net sales from the Underground Station Group (comprised of Underground Station and Jarman retail stores) decreased 5.5% to $155.1 million for Fiscal 2007 from $164.1 million for Fiscal 2006. Sales for Underground Station stores increased 1% for Fiscal 2007. Sales for Jarman retail stores decreased 29% for Fiscal 2007, reflecting a 29% decrease in the average number of Jarman stores operated related to the Company's strategy of closing Jarman stores or converting them to Underground Station stores. Comparable store sales decreased 10% for the Underground Station Group, 9% for Underground Station stores and 12% for Jarman stores. The decrease in comparable store sales was primarily due to generally weak demand for athletic shoes, exacerbated in the second half of the year by the loss of the chain's most popular athletic brand from its product offering and what management believes was an overall softness in the urban market. The average price per pair of shoes for Underground Station Group decreased 4% for Fiscal 2007 and unit sales decreased 2% during the same period. The average price per pair of shoes at Underground Station stores decreased 5% during the year, primarily reflecting changes in product mix and increased markdowns. Unit sales increased 6% during Fiscal 2007. Underground Station Group operated 223 stores at the end of Fiscal 2007, including 193 Underground Station stores. During Fiscal 2007, three Jarman stores were converted to Underground Station stores. The Company had operated 229 stores at the end of Fiscal 2006, including 180 Underground Station stores.

Underground Station Group earnings from operations for Fiscal 2007 decreased 64.7% to $3.8 million from $10.9 million for the same period last year. The decrease was due to decreased net sales, to decreased gross margin as a percentage of net sales, reflecting increased markdowns, and to increased expenses as a percentage of net sales from negative leverage in the store related expenses due to the negative comparable store sales.

HAT WORLD GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2007	FISCAL YEAR ENDED 2006	PERCENT CHANGE
Net sales	**$ 342,641**	$ 297,271	15.3%
Earnings from operations	**$ 41,359**	$ 40,133	3.1%
Operating margin	**12.1%**	13.5%	

Net sales from Hat World Group increased 15.3% to $342.6 million for Fiscal 2007 from $297.3 million for Fiscal 2006. The increase reflects primarily a 16% increase in average stores operated. Hat World Group comparable store sales decreased 1% for Fiscal 2007. The Company believes the comparable store sales were impacted by decreased demand in the urban market, which the Company believes is the primary market served by approximately 110 stores in the Hat World Group. This was partially offset by strength in core and fashion-oriented Major League Baseball products, as well as branded action and performance headwear. Hat World Group operated 785 stores at Fiscal 2007, including 26 stores in Canada, three Lids Kids and 49 Hat Shack stores acquired in January 2007, compared to 641 stores at the end of Fiscal 2006, including 18 stores in Canada.

Hat World Group earnings from operations for Fiscal 2007 increased 3.1% to $41.4 million compared to $40.1 million for Fiscal 2006. The increase in operating income was primarily due to increased net sales and to decreased expenses as a percentage of net sales, offset by decreased gross margin as a percentage of net sales reflecting increased promotional activity.

JOHNSTON & MURPHY GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2007	FISCAL YEAR ENDED 2006	PERCENT CHANGE
Net sales	**$ 186,979**	$ 170,015	10.0%
Earning from operations	**$ 15,337**	$ 10,396	47.5%
Operating margin	**8.2%**	6.1%	

Johnston & Murphy Group net sales increased 10.0% to $187.0 million for Fiscal 2007 from $170.0 million for Fiscal 2006, reflecting a 3% increase in comparable store sales, a 3% increase in average retail stores operated and a 14% increase in Johnston & Murphy wholesale sales. Unit sales for the Johnston & Murphy wholesale business increased 13% in Fiscal 2007, and the average price per pair of shoes increased 1% for the same period. Retail operations accounted for 74.3% of Johnston & Murphy Group sales in Fiscal 2007, down slightly from 75.2% in Fiscal 2006 primarily due to increased wholesale sales. The average price per pair of shoes for Johnston & Murphy retail decreased 2% (2% in the Johnston & Murphy shops) in Fiscal 2007, primarily due to changes in product mix, while footwear unit sales increased 8% during the same period. The store count for Johnston & Murphy retail operations at the end of Fiscal 2007 included 148 Johnston & Murphy stores and factory stores compared to 142 Johnston & Murphy stores and factory stores at the end of Fiscal 2006.

Johnston & Murphy earnings from operations for Fiscal 2007 increased 47.5% to $15.3 million from $10.4 million for Fiscal 2006, primarily due to increased net sales, to increased gross margin as a percentage of net sales, reflecting improvement in the retail business due to improved sourcing and lower markdowns, and to decreased expenses as percentage of net sales reflecting operating leverage from the comparable store and wholesale sales increases and decreased advertising expenses.

LICENSED BRANDS

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2007	2006	CHANGE
Net sales	**$ 78,422**	$ 58,730	33.5%
Earnings from operations	**$ 6,777**	$ 4,167	62.6%
Operating margin	**8.6%**	7.1%	

Licensed Brands' net sales increased 33.5% to $78.4 million for Fiscal 2007 from $58.7 million for Fiscal 2006. The sales increase is primarily attributable to an increase in demand for Dockers Footwear, related to retail sell-through, due in part, to increased shelf space in existing accounts. Unit sales for Dockers Footwear increased 31% for Fiscal 2007 and the average price per pair of shoes increased 1% for the same period.

Licensed Brands' earnings from operations for Fiscal 2007 increased 62.6%, from $4.2 million for Fiscal 2006 to $6.8 million, primarily due to increased net sales and to decreased expenses as a percentage of net sales.

CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expenses for Fiscal 2007 were $30.1 million compared to $26.1 million for Fiscal 2006. Corporate and other expenses for Fiscal 2007 included $1.1 million of restructuring and other charges, primarily for asset impairments and the termination of a small licensing agreement offset by income for gift card breakage and a favorable litigation settlement. Corporate and other expenses for Fiscal 2006 included $2.3 million of restructuring and other charges, primarily for settlement of a previously announced class action lawsuit, retail store asset impairments and lease terminations of 13 Jarman stores. In addition to the listed items in both periods, the increase in corporate expenses for Fiscal 2007 is attributable primarily to a $6.4 million increase of share-based compensation and restricted stock expense.

Interest expense decreased 8.7% from $11.5 million in Fiscal 2006 to $10.5 million in Fiscal 2007, primarily due to the decrease in the average term loan outstanding. Borrowings under the Company's revolving credit facility averaged $16.8 million for Fiscal 2007. Borrowings under the Company's revolving credit facility averaged less than $0.1 million for Fiscal 2006.

Interest income decreased 50.1% from $1.1 million in Fiscal 2006 to $0.6 million in Fiscal 2007, due to the decrease in average short-term investments.

Results of Operations – Fiscal 2006 Compared to Fiscal 2005

The Company's net sales for Fiscal 2006 increased 15.4% to $1.3 billion from $1.1 billion in Fiscal 2005. Gross margin increased 18.4% to $652.4 million in Fiscal 2006 from $551.1 million in Fiscal 2005 and increased as a percentage of net sales from 49.5% to 50.8%. Selling and administrative expenses in Fiscal 2006 increased 16.4% from Fiscal 2005 and increased as a percentage of net sales from 41.5% to 41.9%. The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2006 were $102.5 million compared to $77.1 million for Fiscal 2005. Pretax earnings for Fiscal 2006 included restructuring and other charges of $2.3 million, including $1.7 million for settlement of a previously announced class action lawsuit (see Note 13 to the Consolidated Financial Statements), retail store asset impairments and lease terminations of 13 Jarman stores. These lease terminations are the continuation of a plan previously announced by the Company in Fiscal 2004. Pretax earnings for Fiscal 2005 included restructuring and other charges of $1.2 million, primarily for lease terminations of 20 Jarman stores and retail asset impairments offset by the gain on the curtailment of the Company's defined benefit pension plan.

Net earnings for Fiscal 2006 were $62.7 million ($2.38 diluted earnings per share) compared to $48.2 million ($1.91 diluted earnings per share) for Fiscal 2005. Net earnings for Fiscal 2006 included $0.1 million ($0.00 diluted earnings per share) credit to earnings (net of tax), including a $0.9 million gain for excess provisions to prior discontinued operations offset by $0.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company. Net earnings for Fiscal 2005 included $0.2 million ($0.01 diluted earnings per share) charge to earnings (net of tax) primarily for anticipated costs of environmental remedial alternatives related to two manufacturing facilities operated by the Company, offset by $3.3 million from settlements with certain insurance carriers regarding the sites and by excess provisions from prior discontinued operations. The Company recorded an effective federal income tax rate of 38.9% for Fiscal 2006 compared to 37.1% for Fiscal 2005. The year-to-year change reflects a favorable tax settlement of $0.5 million and a tax benefit of $0.2 million resulting from the reversal of previously accrued income taxes in Fiscal 2005. Because these amounts were reflected as current year income tax benefits for Fiscal 2005, it reduced the Company's effective federal income tax rate for Fiscal 2005.

JOURNEYS GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2006	2005	CHANGE
Net sales	$ 593,516	$ 521,942	13.7%
Earnings from operations	$ 73,346	$ 60,065	22.1%
Operating margin	12.4%	11.5%	

Net sales from Journeys Group increased 13.7% to $593.5 million for Fiscal 2006 from $521.9 million for Fiscal 2005. The increase reflects primarily a 7% increase in comparable store sales and a 5% increase in average Journeys Group stores operated. The comparable store sales increase reflects a 10% increase in footwear unit comparable sales, offset by a 2% decrease in average price per pair of shoes. The average price decrease primarily reflects changes in product mix, while unit sales increased 16% during the same period driven by fashion athletic, euro casuals, board sport shoes and women's fashion footwear. The store count for Journeys was 761 stores at the end of Fiscal 2006, including 50 Journeys Kidz stores, compared to 695 Journeys stores at the end of Fiscal 2005, including 41 Journeys Kidz stores.

Journeys Group earnings from operations for Fiscal 2006 increased 22.1% to $73.3 million, compared to $60.1 million for Fiscal 2005, primarily reflecting the increase in net sales and increased gross margin as a percentage of net sales, reflecting changes in product mix and decreased markdowns as a percentage of net sales.

UNDERGROUND STATION GROUP

	FISCAL YEAR ENDED		PERCENT
DOLLARS IN THOUSANDS	2006	2005	CHANGE
Net sales	$ 164,054	$ 148,039	10.8%
Earnings from operations	$ 10,890	$ 6,963	56.4%
Operating margin	6.6%	4.7%	

Net sales from the Underground Station Group (comprised of Underground Station and Jarman retail stores) increased 10.8% to $164.1 million for Fiscal 2006 from $148.0 million for Fiscal 2005. Sales for Underground Station stores increased 25% for Fiscal 2006. Sales for Jarman retail stores decreased 23% for Fiscal 2006, reflecting a 23% decrease in Jarman stores operated related to the Company's strategy of closing Jarman stores or converting them to Underground Station stores. Comparable store sales were up 7% for the Underground Station Group, with comparable store sales for Underground Station stores up 10%. The comparable sales performance in the Underground Station stores was primarily driven by continued increases in average selling prices and a 3% increase in footwear unit comparable sales. The average price per pair of shoes for Underground Station Group increased 5% for Fiscal 2006 and unit sales increased 3% during the same period. The average price per pair of shoes at Underground Station stores increased 6% during the year, primarily reflecting changes in product mix and lower markdowns as a percentage of net sales. Underground Station Group operated 229 stores at the end of Fiscal 2006, including 180 Underground Station stores. During Fiscal 2006, two Jarman stores were converted to Underground Station stores. The Company had operated 229 stores at the end of Fiscal 2005, including 165 Underground Station stores.

Underground Station Group earnings from operations for Fiscal 2006 increased 56.4% to $10.9 million compared to $7.0 million for the same period last year. The increase was due to increased net sales, increased gross margin as a percentage of net sales, reflecting changes in product mix and decreased markdowns, and to decreased expenses as a percentage of net sales.

HAT WORLD GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED* 2006	FISCAL YEAR ENDED* 2005	PERCENT CHANGE
Net sales	$ 297,271	$ 216,270	NM
Earnings from operations	$ 40,133	$ 30,522	NM
Operating margin	13.5%	14.1%	

*The Company acquired Hat World on April 1, 2004 and Cap Connection July 1, 2004. Results for Fiscal 2005 are for the period April 1, 2004 – January 29, 2005, and are therefore not comparable to the twelve month period ended January 28, 2006.

Hat World Group comparable store sales increased 4% for Fiscal 2006. Hat World's comparable store sales increase was primarily driven by an increased number of units sold and higher selling prices. Hat World operated 641 stores at the end of Fiscal 2006, including 18 stores in Canada. Hat World operated 552 stores at the end of Fiscal 2005, including 19 stores in Canada.

JOHNSTON & MURPHY GROUP

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2006	FISCAL YEAR ENDED 2005	PERCENT CHANGE
Net sales	$ 170,015	$ 162,599	4.6%
Earnings from operations	$ 10,396	$ 9,230	12.6%
Operating margin	6.1%	5.7%	

Johnston & Murphy Group net sales increased 4.6% to $170.0 million for Fiscal 2006 from $162.6 million for Fiscal 2005, reflecting primarily a 7% increase in comparable store sales for Johnston & Murphy retail operations and a 5% increase in Johnston & Murphy wholesale sales. Unit sales for the Johnston & Murphy wholesale business increased 8% in Fiscal 2006, while the average price per pair of shoes decreased 3% for the same period. Retail operations accounted for 75.2% of Johnston & Murphy segment sales in Fiscal 2006, down slightly from 75.3% in Fiscal 2005 primarily due to increased wholesale sales. The average price per pair of shoes for Johnston & Murphy retail decreased 5% (7% in the Johnston & Murphy shops) in Fiscal 2006, primarily due to changes in product mix, while footwear unit sales increased 7% during the same period. The store count for Johnston & Murphy retail operations at the end of Fiscal 2006 and Fiscal 2005 included 142 Johnston & Murphy stores and factory stores.

Johnston & Murphy Group earnings from operations for Fiscal 2006 increased 12.6% to $10.4 million from $9.2 million for Fiscal 2005, primarily due to increased net sales and increased gross margin as a percentage of net sales, reflecting a healthier product mix, resulting in reduced promotional selling and improvements in sourcing.

LICENSED BRANDS

DOLLARS IN THOUSANDS	FISCAL YEAR ENDED 2006	FISCAL YEAR ENDED 2005	PERCENT CHANGE
Net sales	$ 58,730	$ 63,508	(7.5)%
Earnings from operations	$ 4,167	$ 6,075	(31.4)%
Operating margin	7.1%	9.6%	

Licensed Brands' net sales, primarily consisting of sales of Dockers® branded footwear sold under a license from Levi Strauss & Co., decreased 7.5% to $58.7 million for Fiscal 2006 from $63.5 million for Fiscal 2005. Unit sales for Dockers Footwear decreased 11% for Fiscal 2006 while the average price per pair of shoes increased 3% for the same period. The sales decrease reflected some product quality issues, a change in merchandising strategy of a key customer and other customers pursuing private label initiatives at the expense of branded product offerings.

Licensed Brands' earnings from operations for Fiscal 2006 decreased 31.4% from $6.1 million for Fiscal 2005 to $4.2 million, primarily due to decreased net sales, decreased gross margin as a percentage of net sales, reflecting changes in product mix, and to increased expenses as a percentage of net sales.

CORPORATE, INTEREST EXPENSES AND OTHER CHARGES

Corporate and other expenses for Fiscal 2006 were $26.1 million compared to $24.8 million for Fiscal 2005. Corporate and other expenses for Fiscal 2006 included $2.3 million of restructuring and other charges, primarily for settlement of a previously announced class action lawsuit, retail store asset impairments and lease terminations of 13 Jarman stores. Corporate and other expenses for Fiscal 2005 included $1.2 million of restructuring and other charges, primarily for lease terminations of 20 Jarman stores and retail store asset impairments offset by the gain on the curtailment of the Company's defined pension benefit plan. In addition to the listed items in both periods, the increase in corporate expenses for Fiscal 2006 is attributable primarily to increased bonus accruals and restricted stock expense.

Interest expense increased 1% from $11.4 million in Fiscal 2005 to $11.5 million in Fiscal 2006, primarily due to the increase in bank activity fees as a result of new stores added from the acquisition of Hat World and new stores opened during the year, offset by decreased revolver borrowings in Fiscal 2006 versus Fiscal 2005. Borrowings under the Company's revolving credit facility averaged less than $0.1 million for Fiscal 2006. Borrowings under the Company's revolving credit facility averaged $5.2 million for Fiscal 2005.

Interest income increased 173.7% from $0.4 million in Fiscal 2005 to $1.1 million in Fiscal 2006, due to the increase in average short-term investments and increased interest rates.

Liquidity and Capital Resources

The following table sets forth certain financial data at the dates indicated.

DOLLARS IN MILLIONS	FEB. 3, 2007	JAN. 28, 2006	JAN. 29, 2005
Cash and cash equivalents	$ **16.7**	$ 60.5	$ 60.1
Working capital	$ **200.3**	$ 185.0	$ 176.2
Long-term debt	$ **109.3**	$ 106.3	$ 161.3

WORKING CAPITAL

The Company's business is somewhat seasonal, with the Company's investment in inventory and accounts receivable normally reaching peaks in the spring and fall of each year. Historically, cash flow from operations has been generated principally in the fourth quarter of each fiscal year.

Cash provided by operating activities was $70.6 million in Fiscal 2007 compared to $105.0 million in Fiscal 2006. The $34.4 million decrease in cash flow from operating activities from last year reflects primarily a decrease in cash flow from changes in other accrued liabilities of $29.3 million and a decrease in cash flow from changes in accounts payable of $17.8 million offset by an increase in cash flow from an increase in net earnings of $5.0 million. The $29.3 million decrease in cash flow from other accrued liabilities was due to an $18.5 million increase in income taxes paid and increased bonus payments combined with lower bonus accruals. The $17.8 million decrease in cash flow from accounts payable was due to changes in buying patterns and payment terms negotiated with individual vendors.

The $28.4 million increase in inventories at February 3, 2007 from January 28, 2006 levels reflects inventory purchased to support the net increase of 236 stores in Fiscal 2007 which included 49 Hat Shack stores acquired in January 2007.

Accounts receivable at February 3, 2007 increased $3.1 million compared to January 28, 2006 due primarily to increased wholesale sales.

Cash provided by operating activities was $105.0 million in Fiscal 2006 compared to $99.8 million in Fiscal 2005. The $5.2 million increase in cash flow from operating activities reflects primarily an increase in cash flow from changes in accounts payable of $15.6 million and an increase in net earnings of $14.4 million, offset by a decrease in cash flow from changes in inventory of $18.3 million and a decrease in cash flow from changes in other accrued liabilities of $4.0 million. The $15.6 million increase in cash flow from accounts payable was due to changes in buying patterns and inventory growth. The $18.3 million decrease in cash flow from inventory was due to growth in Journey's and Hat World's inventory to support the growth in those businesses as well as the decision to carry more inventory per store in Hat World. The $4.0 million decrease in cash flow from other accrued liabilities was due to increased bonus payments in Fiscal 2006.

The $23.5 million increase in inventories at January 28, 2006 from January 29, 2005 levels reflects inventory purchased to support the net increase of 155 stores in Fiscal 2006 and the decision to carry more inventory per store in Hat World.

Accounts receivable at January 28, 2006 increased $3.3 million compared to January 29, 2005 primarily due to increased tenant allowance receivables.

Cash provided (or used) due to changes in accounts payable and accrued liabilities are as follows:

IN THOUSANDS	FISCAL YEAR ENDED 2007	2006	2005
Accounts payable	**$ (9,068)**	$ 8,744	$ (6,902)
Accrued liabilities	**(11,962)**	17,357	21,341
	$ (21,030)	$ 26,101	$ 14,439

The fluctuations in cash provided due to changes in accounts payable for Fiscal 2007 from Fiscal 2006 are due to changes in buying patterns and payment terms negotiated with individual vendors and for Fiscal 2006 from Fiscal 2005 are due to changes in buying patterns and payment terms negotiated with individual vendors and the impact of the Hat World acquisition. The change in cash provided due to changes in accrued liabilities for Fiscal 2007 from Fiscal 2006 was due primarily to increased tax payments and increased bonus payments combined with lower bonus accruals and the change in accrued liabilities for Fiscal 2006 from Fiscal 2005 was due primarily to increased bonus payments.

Revolving credit borrowings averaged $16.8 million during Fiscal 2007 and there was an average of less than $0.1 million outstanding during Fiscal 2006, as cash generated from operations and cash on hand funded most of the seasonal working capital requirements and capital expenditures for Fiscal 2007. The Company acquired Hat Shack in January 2007 for $16.6 million and paid $1.6 million of the $2.2 million debt assumed in the acquisition which contributed to the negative cash flow and revolver borrowings at the end of Fiscal 2007. On December 1, 2006, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as other borrowers, the lenders party thereto and Bank of America, N.A., as administrative agent. The Credit Facility replaced the Company's $105.0 million revolving credit facility. The Credit Facility is a revolving credit facility in the aggregate principal amount of $200.0 million, with a $20.0 million swingline loan sublimit and a $70.0 million sublimit for the issuance of standby letters of credit, and has a five-year term.

CONTRACTUAL OBLIGATIONS

The following tables set forth aggregate contractual obligations and commitments as of February 3, 2007.

IN THOUSANDS	TOTAL	PAYMENTS DUE BY PERIOD LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Long-term debt	$ 109,250	$ -0-	$ -0-	$ 23,000	$ 86,250
Interest on long-term debt(1)	58,707	3,558	7,116	7,116	40,917
Capital lease obligations	617	196	320	84	17
Operating lease obligations	1,034,928	147,167	282,655	234,048	371,058
Purchase obligations(2)	163,206	163,206	-0-	-0-	-0-
Other long-term liabilities	1,554	-0-	401	388	765
Total contractual obligations	$1,368,262	$ 314,127	$ 290,492	$ 264,636	$ 499,007

COMMERCIAL COMMITMENTS

IN THOUSANDS	TOTAL AMOUNTS COMMITTED	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Letters of credit	$ 11,466	$ 11,466	$ -0-	$ -0-	$ -0-
Total commercial commitments	$ 11,466	$ 11,466	$ -0-	$ -0-	$ -0-

(1) Includes interest to maturity on the $86.3 million 4 1/8% subordinated convertible debentures due June 2023. Excludes interest on revolver borrowings since the line of credit is subject to almost daily repayment or borrowing activity and as such does not readily lend itself to computing anticipated interest expense.

(2) Open purchase orders for inventory.

New Accounting Principles

In March 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, gross versus net presentation)," ("EITF No. 06-3") which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of EITF No. 06-3 would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes and some types of excise taxes. EITF No. 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. EITF No. 06-3 will not impact the method for recording and reporting these sales taxes in the Company's Consolidated Financial Statements as the Company's policy is to exclude all such taxes from revenue.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109" ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. FIN 48 is effective in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (fiscal year 2009 for the Company), and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have, if any, on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (fiscal year 2009 for the Company). The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have, if any, on its results of operations and financial position.

Inflation

The Company does not believe inflation has had a material impact on sales or operating results during periods covered in this discussion.

The $23.5 million increase in inventories at January 28, 2006 from January 29, 2005 levels reflects inventory purchased to support the net increase of 155 stores in Fiscal 2006 and the decision to carry more inventory per store in Hat World.

Accounts receivable at January 28, 2006 increased $3.3 million compared to January 29, 2005 primarily due to increased tenant allowance receivables.

Cash provided (or used) due to changes in accounts payable and accrued liabilities are as follows:

	FISCAL YEAR ENDED		
IN THOUSANDS	2007	2006	2005
Accounts payable	**$ (9,068)**	$ 8,744	$ (6,902)
Accrued liabilities	**(11,962)**	17,357	21,341
	$ (21,030)	$ 26,101	$ 14,439

The fluctuations in cash provided due to changes in accounts payable for Fiscal 2007 from Fiscal 2006 are due to changes in buying patterns and payment terms negotiated with individual vendors and for Fiscal 2006 from Fiscal 2005 are due to changes in buying patterns and payment terms negotiated with individual vendors and the impact of the Hat World acquisition. The change in cash provided due to changes in accrued liabilities for Fiscal 2007 from Fiscal 2006 was due primarily to increased tax payments and increased bonus payments combined with lower bonus accruals and the change in accrued liabilities for Fiscal 2006 from Fiscal 2005 was due primarily to increased bonus payments.

Revolving credit borrowings averaged $16.8 million during Fiscal 2007 and there was an average of less than $0.1 million outstanding during Fiscal 2006, as cash generated from operations and cash on hand funded most of the seasonal working capital requirements and capital expenditures for Fiscal 2007. The Company acquired Hat Shack in January 2007 for $16.6 million and paid $1.6 million of the $2.2 million debt assumed in the acquisition which contributed to the negative cash flow and revolver borrowings at the end of Fiscal 2007. On December 1, 2006, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as other borrowers, the lenders party thereto and Bank of America, N.A., as administrative agent. The Credit Facility replaced the Company's $105.0 million revolving credit facility. The Credit Facility is a revolving credit facility in the aggregate principal amount of $200.0 million, with a $20.0 million swingline loan sublimit and a $70.0 million sublimit for the issuance of standby letters of credit, and has a five-year term.

CONTRACTUAL OBLIGATIONS

The following tables set forth aggregate contractual obligations and commitments as of February 3, 2007.

	PAYMENTS DUE BY PERIOD				
IN THOUSANDS	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Long-term debt	$ 109,250	$ -0-	$ -0-	$ 23,000	$ 86,250
Interest on long-term debt(1)	58,707	3,558	7,116	7,116	40,917
Capital lease obligations	617	196	320	84	17
Operating lease obligations	1,034,928	147,167	282,655	234,048	371,058
Purchase obligations(2)	163,206	163,206	-0-	-0-	-0-
Other long-term liabilities	1,554	-0-	401	388	765
Total contractual obligations	$1,368,262	$ 314,127	$ 290,492	$ 264,636	$ 499,007

COMMERCIAL COMMITMENTS

	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
IN THOUSANDS	TOTAL AMOUNTS COMMITTED	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Letters of credit	$ 11,466	$ 11,466	$ -0-	$ -0-	$ -0-
Total commercial commitments	$ 11,466	$ 11,466	$ -0-	$ -0-	$ -0-

(1)Includes interest to maturity on the $86.3 million 4 1/8% subordinated convertible debentures due June 2023. Excludes interest on revolver borrowings since the line of credit is subject to almost daily repayment or borrowing activity and as such does not readily lend itself to computing anticipated interest expense.

(2)Open purchase orders for inventory.

CAPITAL EXPENDITURES

Capital expenditures were $73.3 million, $56.9 million and $39.5 million for Fiscal 2007, 2006 and 2005, respectively. The $16.4 million increase in Fiscal 2007 capital expenditures as compared to Fiscal 2006 resulted primarily from the increase in retail store capital expenditures due to 224 new store openings in Fiscal 2007. The $17.4 million increase in Fiscal 2006 capital expenditures as compared to Fiscal 2005 resulted primarily from the increase in retail store capital expenditures due to 193 new store openings in Fiscal 2006.

Total capital expenditures in Fiscal 2008 are expected to be approximately $89.1 million. These include expected retail capital expenditures of $80.3 million to open approximately 50-60 Journeys stores, 40 Journeys Kidz stores, 38 Shi by Journeys stores, ten Johnston & Murphy stores and factory stores, eight Underground Station stores, and 105 Hat World stores including 15 Lids Kids and to complete 142 major store renovations, including two conversions of Jarman stores to Underground Station stores. The planned amount of capital expenditures in Fiscal 2008 for wholesale operations and other purposes are expected to be approximately $8.8 million, including approximately $3.2 million for new systems to improve customer service and support the Company's growth.

FUTURE CAPITAL NEEDS

The Company expects that cash on hand and cash provided by operations will be sufficient to fund all of its planned capital expenditures through Fiscal 2008, although the Company plans to borrow under its revolving credit facility from time to time to support seasonal working capital requirements. The approximately $4.5 million of costs associated with discontinued operations that are expected to be incurred during the next twelve months are also expected to be funded from cash on hand and borrowings under the revolving credit facility.

In a series of authorizations from Fiscal 1999-2003, the Company's board of directors authorized the repurchase of up to 7.5 million shares. In June 2006, the board authorized an additional $20.0 million in stock repurchases. In August 2006, the board authorized an additional $30.0 million in stock repurchases. The Company repurchased 1,062,400 shares at a cost of $32.1 million during Fiscal 2007. In total, the Company has repurchased 8.2 million shares at a cost of $103.4 million from all authorizations as of February 3, 2007.

There were $11.5 million of letters of credit outstanding and $23.0 million revolver borrowings outstanding under the new Credit Facility at February 3, 2007. The gross availability under the Credit Facility was $182.3 million leaving net availability under the Credit Facility of $147.8 million. The Company is not required to comply with any financial covenants unless Adjusted Excess Availability (as defined in the Amended and Restated Credit Agreement) is less than 10% of the total commitments under the Credit Facility (currently $20.0 million). If and during such time as Adjusted Excess Availability is less than such amount, the Credit Facility requires the Company to meet a minimum fixed charge coverage ratio (EBITDA less capital expenditures less cash taxes divided by cash interest expense and scheduled payments of principal indebtedness) of 1.00 to 1.00. Because adjusted excess availability exceeded $20.0 million, the Company was not required to comply with this financial covenant at February 3, 2007. See Note 6 to the Consolidated Financial Statements.

The Company's Credit Facility prohibits the payment of dividends and other restricted payments unless after such dividend or restricted payment availability under the Credit Facility exceeds $50.0 million or if availability is between $30.0 million and $50.0 million, the fixed charge coverage must be greater than 1.0 to 1.0. The aggregate of annual dividend requirements on the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and on its $1.50 Subordinated Cumulative Preferred Stock is $256,000.

On December 1, 2006, the Company entered into the Amended and Restated Credit Agreement. The Credit Facility replaced the Company's $105.0 million revolving credit facility.

The Credit Facility is a revolving credit facility in the aggregate principal amount of $200.0 million, with a $20.0 million swingline loan sublimit and a $70.0 million sublimit for the issuance of standby letters of credit, and has a five-year term. Any swingline loans and letters of credit will reduce the availability under the Credit Facility on a dollar-for-dollar basis. In addition, the Company has an option to increase the availability under the Credit Facility by up to $100.0 million (in increments no less than $25.0 million) subject to, among other things, the receipt of commitments for the increased amount. The aggregate amount of the loans made and letters of credit issued under the Credit Facility may at no time exceed the lesser of the facility amount ($200 million or, if increased at the Company's option, up to $300 million) or the "Borrowing Base," which generally is based on 85% of eligible inventory plus 85% of eligible accounts receivable less applicable reserves. For additional information on the Company's Credit Facility, see Note 6 to the Consolidated Financial Statements.

Environmental and Other Contingencies

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 13 to the Company's Consolidated Financial Statements. The Company has made accruals for certain of these contingencies, including approximately $1.1 million reflected in Fiscal 2007, $0.8 million reflected in Fiscal 2006 and $0.9 million reflected in Fiscal 2005. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a reasonable estimate of the probable loss connected to the proceeding, or in cases in which no reasonable estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves may not be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

Financial Market Risk

The following discusses the Company's exposure to financial market risk related to changes in interest rates and foreign currency exchange rates.

Outstanding Debt of the Company – The Company's outstanding long-term debt of $86.3 million 4¹/₈% Convertible Subordinated Debentures due June 15, 2023 bears interest at a fixed rate. Accordingly, there would be no immediate impact on the Company's interest expense due to fluctuations in market interest rates.

Cash and Cash Equivalents – The Company's cash and cash equivalent balances are invested in financial instruments with original maturities of three months or less. The Company did not have significant exposure to changing interest rates on invested cash at February 3, 2007. As a result, the Company considers the interest rate market risk implicit in these investments at February 3, 2007 to be low.

Foreign Currency Exchange Rate Risk – Most purchases by the Company from foreign sources are denominated in U.S. dollars. To the extent that import transactions are denominated in other currencies, it is the Company's practice to hedge its risks through the purchase of forward foreign exchange contracts. At February 3, 2007, the Company had $8.0 million of forward foreign exchange contracts for Euro. The Company's policy is not to speculate in derivative instruments for profit on the exchange rate price fluctuation and it does not hold any derivative instruments for trading purposes. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. The unrealized loss on contracts outstanding at February 3, 2007 was $4,000 based on current spot rates. As of February 3, 2007, a 10% adverse change in foreign currency exchange rates from market rates would decrease the fair value of the contracts by approximately $0.8 million.

Accounts Receivable – The Company's accounts receivable balance at February 3, 2007 is concentrated in its two wholesale businesses, which sell primarily to department stores and independent retailers across the United States. One customer accounted for 19% of the Company's trade accounts receivable balance and another customer accounted for 10% as of February 3, 2007. The Company monitors the credit quality of its customers and establishes an allowance for doubtful accounts based upon factors surrounding credit risk, historical trends and other information; however, credit risk is affected by conditions or occurrences within the economy and the retail industry, as well as company-specific information.

Summary – Based on the Company's overall market interest rate and foreign currency rate exposure at February 3, 2007, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates or foreign currency exchange rates on the Company's consolidated financial position, results of operations or cash flows for Fiscal 2008 would not be material.

New Accounting Principles

In March 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, gross versus net presentation)," ("EITF No. 06-3") which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of EITF No. 06-3 would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes and some types of excise taxes. EITF No. 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. EITF No. 06-3 will not impact the method for recording and reporting these sales taxes in the Company's Consolidated Financial Statements as the Company's policy is to exclude all such taxes from revenue.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109" ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. FIN 48 is effective in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (fiscal year 2009 for the Company), and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have, if any, on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (fiscal year 2009 for the Company). The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have, if any, on its results of operations and financial position.

Inflation

The Company does not believe inflation has had a material impact on sales or operating results during periods covered in this discussion.

FINANCIAL SUMMARY

IN THOUSANDS EXCEPT PER COMMON SHARE DATA, FINANCIAL STATISTICS AND OTHER DATA	FISCAL YEAR END 2007	2006	2005	2004	2003
RESULTS OF OPERATIONS DATA					
Net sales	**$1,460,478**	$1,283,876	$1,112,681	$ 837,379	$ 828,307
Depreciation	**40,306**	34,622	31,266	24,607	21,788
Earnings from operations	**121,045**	112,827	88,064	51,649	66,279
Earnings before income taxes from continuing operations	**111,118**	102,470	77,102	44,360	58,409
Earnings from continuing operations	**68,247**	62,626	48,460	29,025	36,192
(Provision for) earnings from discontinued operations, net	**(601)**	60	(211)	(888)	(165)
Net earnings	**$ 67,646**	$ 62,686	$ 48,249	$ 28,137	$ 36,027
PER COMMON SHARE DATA					
Earnings from continuing operations					
Basic	**$ 3.00**	$ 2.73	$ 2.19	$ 1.32	$ 1.65
Diluted	**2.61**	2.38	1.92	1.24	1.46
Discontinued operations					
Basic	**(.02)**	.01	(.01)	(.04)	(.01)
Diluted	**(.02)**	.00	(.01)	(.04)	.00
Net earnings					
Basic	**2.98**	2.74	2.18	1.28	1.64
Diluted	**2.59**	2.38	1.91	1.20	1.46
BALANCE SHEET DATA					
Total assets	**$ 729,373**	$ 686,118	$ 635,571	$ 448,313	$ 437,856
Long-term debt	**109,250**	106,250	161,250	86,250	103,245
Non-redeemable preferred stock	**6,602**	6,695	7,474	7,580	7,599
Common shareholders' equity	**398,624**	342,056	264,591	204,665	172,420
Capital expenditures	**73,287**	56,946	39,480	22,540	40,332
FINANCIAL STATISTICS					
Earnings from operations as a percent of net sales	**8.3%**	8.8%	7.9%	6.2%	8.0%
Book value per share (common shareholders' equity divided by common shares outstanding)	**$ 17.53**	$ 14.71	$ 11.79	$ 9.42	$ 7.93
Working capital	**$ 200,330**	$ 184,986	$ 176,245	$ 197,569	$ 183,652
Current ratio	**2.5**	2.2	2.4	3.4	3.3
Percent long-term debt to total capitalization	**21.2%**	23.4%	37.2%	28.9%	36.4%
OTHER DATA (END OF YEAR)					
Number of retail outlets*	**2,009**	1,773	1,618	1,046	991
Number of employees**	**12,750**	11,100	9,600	6,200	5,700

* Includes 49 Hat Shack stores acquired January 11, 2007, 486 Hat World stores in Fiscal 2005 acquired April 1, 2004 and 17 Cap Connection stores acquired July 1, 2004. See Note 2 to the Consolidated Financial Statements.

** Includes the addition of over 2,800 Hat World employees in Fiscal 2005 due to the acquisition.

Reflected in earnings from continuing operations for Fiscal 2007, 2006, 2005, 2004 and 2003 were restructuring and other charges of $1.1 million, $2.3 million, $1.2 million, $1.9 million and $2.8 million, respectively. See Note 3 to the Consolidated Financial Statements for additional information regarding these charges.

Reflected in earnings from continuing operations for Fiscal 2005 was a favorable tax settlement of $0.5 million and for Fiscal 2005 and Fiscal 2004 were tax benefits of $0.2 million and $1.1 million, respectively, resulting from the reversal of previously accrued income taxes. See Note 9 to the Consolidated Financial Statements for additional information regarding these charges.

Long-term debt includes current obligations. In December 2006, the Company entered into an amended and restated credit agreement in the aggregate principal amount of $200.0 million. In April 2004, the Company entered into a credit facility totaling $175.0 million. Included in the facility was a $100.0 million term loan used to fund a portion of the Hat World acquisition. In June 2003, the Company issued $86.3 million of 4 1/8% convertible subordinated debentures due 2023. The Company used the proceeds plus additional cash to pay off $103.2 million of its 5 1/2% convertible subordinated notes which resulted in a $2.6 million loss on the early retirement of debt reflected in earnings from continuing operations for Fiscal 2004. See Note 6 to the Consolidated Financial Statements for additional information regarding the Company's debt.

The Company has not paid dividends on its Common Stock since 1973. See Notes 6 and 8 to the Consolidated Financial Statements for a description of limitations on the Company's ability to pay dividends.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements presented in this report are the responsibility of management and have been prepared in conformity with U.S. generally accepted accounting principles. Some of the amounts included in the financial information are necessarily based on the estimates and judgments of management, which are based upon currently available information and management's view of current conditions and circumstances.

An independent registered public accounting firm audits the Company's consolidated financial statements and management's assessment of and the effectiveness of internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board.

The audit committee of the board of directors, composed entirely of directors who are not employees of the Company, meets regularly with management, internal audit and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters. Internal audit and the independent auditors have full and free access to the audit committee and meet (with and without management present) to discuss appropriate matters.

James S. Gulmi
SENIOR VICE PRESIDENT-FINANCE
AND CHIEF FINANCIAL OFFICER

Paul D. Williams
VICE PRESIDENT AND
CHIEF ACCOUNTING OFFICER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENESCO INC.

ERNST & YOUNG

We have audited the accompanying consolidated balance sheets of Genesco Inc. and Subsidiaries (the "Company") as of February 3, 2007 and January 28, 2006, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 3, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesco Inc. and Subsidiaries at February 3, 2007 and January 28, 2006, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended February 3, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1, 10 and 12 to the consolidated financial statements, the Company changed its method of accounting for shared-based payments and its method of accounting for defined benefit pension and other postretirement benefit plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Nashville, Tennessee

March 30, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 3 2007. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework drafted by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of February 3, 2007, the Company's internal control over financial reporting is effective based on these criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of February 3, 2007, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's Consolidated Financial Statements. Ernst & Young's attestation report on management's assessment of the Company's internal control over financial reporting appears on page 39 hereof.

Dated: March 30, 2007

Hal N. Pennington
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

James S. Gulmi
SENIOR VICE PRESIDENT–FINANCE
AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

ERNST & YOUNG

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GENESCO INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Genesco Inc. maintained effective internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genesco Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Genesco Inc. maintained effective internal control over financial reporting as of February 3, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Genesco Inc. maintained, in all material respects, effective internal control over financial reporting as of February 3, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genesco Inc. as of February 3, 2007 and January 28, 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended February 3, 2007 and our report dated March 30, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

NASHVILLE, TENNESSEE
MARCH 30, 2007

CONSOLIDATED BALANCE SHEETS

IN THOUSANDS, EXCEPT SHARE AMOUNTS	AS OF FISCAL YEAR END 2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 16,739**	$ 60,451
Accounts receivable, net of allowances of $1,910 at February 3, 2007 and $1,439 at January 28, 2006	**24,084**	21,171
Inventories	**261,037**	230,648
Deferred income taxes	**12,940**	8,649
Prepaids and other current assets	**20,266**	20,269
Total current assets	**335,066**	341,188
Property and equipment:		
Land	**4,861**	4,972
Buildings and building equipment	**17,445**	14,723
Computer hardware, software and equipment	**72,404**	60,289
Furniture and fixtures	**82,542**	67,036
Construction in progress	**12,005**	11,728
Improvements to leased property	**222,493**	187,083
Property and equipment, at cost	**411,750**	345,831
Accumulated depreciation	**(189,416)**	(157,784)
Property and equipment, net	**222,334**	188,047
Goodwill	**107,651**	96,235
Trademarks	**51,361**	47,671
Other intangibles, net of accumulated amortization of $6,096 at February 3, 2007 and $4,302 at January 28, 2006	**2,816**	4,284
Other noncurrent assets	**10,145**	8,693
Total Assets	**$ 729,373**	$ 686,118
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 65,083**	$ 73,929
Accrued employee compensation	**21,954**	26,047
Accrued other taxes	**9,829**	12,129
Accrued income taxes	**7,845**	12,886
Other accrued liabilities	**25,570**	27,178
Provision for discontinued operations	**4,455**	4,033
Total current liabilities	**134,736**	156,202
Long-term debt	**109,250**	106,250
Pension liability	**14,306**	23,222
Deferred rent and other long-term liabilities	**64,245**	50,013
Provision for discontinued operations	**1,610**	1,680
Total liabilities	**324,147**	337,367
Commitments and contingent liabilities		
Shareholders' equity		
Non-redeemable preferred stock	**6,602**	6,695
Common shareholders' equity:		
Common stock, $1 par value: Authorized: 80,000,000 shares Issued/Outstanding: February 3, 2007 – 23,230,458/22,741,994 January 28, 2006 – 23,748,134/23,259,670	**23,230**	23,748
Additional paid-in capital	**107,956**	123,137
Retained earnings	**306,622**	239,232
Accumulated other comprehensive loss	**(21,327)**	(26,204)
Treasury shares, at cost	**(17,857)**	(17,857)
Total shareholders' equity	**405,226**	348,751
Total liabilities and shareholders' equity	**$ 729,373**	$ 686,118

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

	FISCAL YEAR		
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2007	2006	2005
Net sales	**$1,460,478**	$1,283,876	$1,112,681
Cost of sales	**729,643**	631,469	561,597
Selling and administrative expenses	**608,685**	537,327	461,799
Restructuring and other, net	**1,105**	2,253	1,221
Earnings from operations	**121,045**	112,827	88,064
Interest expense, net:			
Interest expense	**10,488**	11,482	11,373
Interest income	**(561)**	(1,125)	(411)
Total interest expense, net	**9,927**	10,357	10,962
Earnings before income taxes from continuing operations	**111,118**	102,470	77,102
Income tax expense	**42,871**	39,844	28,642
Earnings from continuing operations	**68,247**	62,626	48,460
(Provision for) earnings from discontinued operations, net	**(601)**	60	(211)
Net Earnings	**$ 67,646**	$ 62,686	$ 48,249
Basic earnings (loss) per common share:			
Continuing operations	**$ 3.00**	$ 2.73	$ 2.19
Discontinued operations	**$ (.02)**	$ .01	$ (.01)
Net earnings	**$ 2.98**	$ 2.74	$ 2.18
Diluted earnings (loss) per common share:			
Continuing operations	**$ 2.61**	$ 2.38	$ 1.92
Discontinued operations	**$ (.02)**	$ .00	$ (.01)
Net earnings	**$ 2.59**	$ 2.38	$ 1.91

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FISCAL YEAR		
IN THOUSANDS	2007	2006	2005
Cash Flows from Operating Activities:			
Net earnings	$ 67,646	$ 62,686	$ 48,249
Tax benefit of stock options exercised	(2,405)	3,850	3,264
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation	40,306	34,622	31,266
Deferred income taxes	(6,129)	(5,065)	6,061
Provision for losses on accounts receivable	274	29	3
Impairment of long-lived assets	1,921	376	1,017
Share-based compensation and restricted stock	7,413	972	271
(Earnings from) provision for discontinued operations	988	(98)	339
Other	1,509	5,462	2,847
Effect on cash of changes in working capital and other assets and liabilities net of acquisitions:			
Accounts receivable	(3,080)	(3,294)	(4,900)
Inventories	(28,357)	(23,452)	(5,192)
Prepaids and other current assets	1,593	(2,220)	(2,743)
Accounts payable	(9,068)	8,744	(6,902)
Other accrued liabilities	(11,962)	17,357	21,341
Other assets and liabilities	9,917	5,032	4,863
Net cash provided by operating activities	70,566	105,001	99,784
Cash Flows from Investing Activities:			
Capital expenditures	(73,287)	(56,946)	(39,480)
Acquisitions, net of cash acquired	(16,569)	-0-	(167,676)
Proceeds from sale of property and equipment	6	21	12
Net cash used in investing activities	(89,850)	(56,925)	(207,144)
Cash Flows from Financing Activities:			
Payments of long-term debt	(21,600)	(55,000)	(25,000)
Payments of capital leases	(4)	(358)	(480)
Borrowings under revolving credit facility	262,000	1,000	117,000
Payments on revolving credit facility	(239,000)	(1,000)	(117,000)
Long-term borrowings	-0-	-0-	100,000
Tax benefit of stock options exercised	2,405	-0-	-0-
Shares repurchased	(32,088)	-0-	-0-
Change in overdraft balances	(1,477)	(414)	5,544
Dividends paid on non-redeemable preferred stock	(256)	(273)	(292)
Exercise of stock options and issue shares – employee stock purchase plan	6,779	8,352	9,467
Financing costs paid	(1,187)	-0-	(3,360)
Net cash (used in) provided by financing activities	(24,428)	(47,693)	85,879
Net (decrease) increase in cash and cash equivalents	(43,712)	383	(21,481)
Cash and cash equivalents at beginning of year	60,451	60,068	81,549
Cash and cash equivalents at end of year	$ 16,739	$ 60,451	$ 60,068
Supplemental Cash Flow Information:			
Net cash paid for:			
Interest	$ 9,730	$ 10,368	$ 9,854
Income taxes	51,053	32,510	23,796

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

IN THOUSANDS	Total Non-Redeemable Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Comprehensive Income	Total Shareholders' Equity
BALANCE JANUARY 31, 2004	$ 7,580	$22,212	$96,612	$128,862	$(25,164)	$(17,857)		$ 212,245
Net earnings	-0-	-0-	-0-	48,249	-0-	-0-	$48,249	48,249
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(292)	-0-	-0-	-0-	(292)
Exercise of options	-0-	667	8,448	-0-	-0-	-0-	-0-	9,115
Issue shares–employee stock purchase plan	-0-	25	327	-0-	-0-	-0-	-0-	352
Tax benefit of stock options exercised	-0-	-0-	3,264	-0-	-0-	-0-	-0-	3,264
Loss on foreign currency forward contracts (net of tax benefit of $0.6 million)	-0-	-0-	-0-	-0-	(905)	-0-	(905)	(905)
Gain on interest rate swaps (net of tax of $0.1 million)	-0-	-0-	-0-	-0-	157	-0-	157	157
Foreign currency translation adjustment	-0-	-0-	-0-	-0-	101	-0-	101	101
Minimum pension liability adjustment (net of tax benefit of $0.6 million)	-0-	-0-	-0-	-0-	(491)	-0-	(491)	(491)
Other	(106)	22	354	-0-	-0-	-0-	-0-	270
Comprehensive income							$47,111	
BALANCE JANUARY 29, 2005	7,474	22,926	109,005	176,819	(26,302)	(17,857)		272,065
Net earnings	-0-	-0-	-0-	62,686	-0-	-0-	$62,686	62,686
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(273)	-0-	-0-	-0-	(273)
Exercise of options	-0-	547	8,297	-0-	-0-	-0-	-0-	8,844
Employee restricted stock	-0-	229	400	-0-	-0-	-0-	-0-	629
Issue shares–employee stock purchase plan	-0-	25	483	-0-	-0-	-0-	-0-	508
Tax benefit of stock options exercised	-0-	-0-	3,850	-0-	-0-	-0-	-0-	3,850
Conversion of series 4 preferred stock	(723)	11	712	-0-	-0-	-0-	-0-	-0-
Loss on foreign currency forward contracts (net of tax benefit of $0.7 million)	-0-	-0-	-0-	-0-	(1,047)	-0-	(1,047)	(1,047)
Gain on interest rate swaps (net of tax of $0.1 million)	-0-	-0-	-0-	-0-	61	-0-	61	61
Minimum pension liability adjustment (net of tax benefit of $0.7 million)	-0-	-0-	-0-	-0-	1,084	-0-	1,084	1,084
Other	(56)	10	390	-0-	-0-	-0-	-0-	344
Comprehensive income							$62,784	
BALANCE JANUARY 28, 2006	6,695	23,748	123,137	239,232	(26,204)	(17,857)		348,751
Net earnings	-0-	-0-	-0-	67,646	-0-	-0-	$67,646	67,646
Dividends paid on non-redeemable preferred stock	-0-	-0-	-0-	(256)	-0-	-0-	-0-	(256)
Exercise of stock options	-0-	357	6,101	-0-	-0-	-0-	-0-	6,458
Issue shares–employee stock purchase plan	-0-	10	311	-0-	-0-	-0-	-0-	321
Shares repurchased	-0-	(1,062)	(31,026)	-0-	-0-	-0-	-0-	(32,088)
Employee and non-employee restricted stock	-0-	182	3,164	-0-	-0-	-0-	-0-	3,346
Share based compensation	-0-	-0-	4,067	-0-	-0-	-0-	-0-	4,067
Tax benefit of stock options exercised	-0-	-0-	2,405	-0-	-0-	-0-	-0-	2,405
Gain on foreign currency forward contracts (net of tax of $0.6 million)	-0-	-0-	-0-	-0-	848	-0-	848	848
Loss on interest rate swaps (net of tax benefit of $0.2 million)	-0-	-0-	-0-	-0-	(218)	-0-	(218)	(218)
Pension liability adjustment (net of tax of $3.2 million)	-0-	-0-	-0-	-0-	5,094	-0-	5,094	5,094
Cumulative adjustment to adopt SFAS No. 158 (net of tax benefit of $0.5 million)	-0-	-0-	-0-	-0-	(802)	-0-	-0-	(802)
Foreign currency translation adjustment	-0-	-0-	-0-	-0-	(45)	-0-	(45)	(45)
Other	(93)	(5)	(203)	-0-	-0-	-0-	-0-	(301)
Comprehensive income							$73,325	
BALANCE FEBRUARY 3, 2007	**$ 6,602**	**$23,230**	**$107,956**	**$306,622**	**$(21,327)**	**$(17,857)**		**$ 405,226**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

NATURE OF OPERATIONS

The Company's businesses include the design or sourcing, marketing and distribution of footwear, principally under the Johnston & Murphy and Dockers brands and the operation at February 3, 2007 of 2,009 Journeys, Journeys Kidz, Shi by Journeys, Johnston & Murphy, Underground Station, Jarman, Hat World, Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection and Lids Kids retail footwear and headwear stores.

PRINCIPLES OF CONSOLIDATION

All subsidiaries are consolidated in the consolidated financial statements. All significant intercompany transactions and accounts have been eliminated.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to January 31. As a result, Fiscal 2007 was a 53-week year with 371 days, Fiscal 2006 and Fiscal 2005 were 52-week years with 364 days each. Fiscal 2007 ended on February 3, 2007, Fiscal 2006 ended on January 28, 2006 and Fiscal 2005 ended on January 29, 2005.

FINANCIAL STATEMENT RECLASSIFICATIONS

Certain reclassifications have been made to the Consolidated Statements of Cash flows to conform prior years' data to the current year presentation. There was no change in cash provided by operating activities.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant areas requiring management estimates or judgments include the following key financial areas:

Inventory Valuation

The Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out ("FIFO") method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders. The Company provides reserves when the inventory has not been marked down to market based on current selling prices or when the inventory is not turning and is not expected to turn at levels satisfactory to the Company.

In its retail operations, other than the Hat World segment, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates, including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory with similar gross margin, and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary. These additional markdown accruals reflect all of the above factors as well as current agreements to return products to vendors and vendor agreements to provide markdown support. In addition to markdown provisions, the Company maintains provisions for shrinkage and damaged goods based on historical rates.

The Hat World segment employs the moving average cost method for valuing inventories and applies freight using an allocation method. The Company provides a valuation allowance for slow-moving inventory based on negative margins and estimated shrink based on historical experience and specific analysis, where appropriate.

Note 1: Summary of Significant Accounting Policies continued

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

Impairment of Definite-Lived Long-Lived Assets

The Company periodically assesses the realizability of its definite-lived long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement of the value of held and used definite-lived long-lived assets (see Note 3).

Environmental and Other Contingencies

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 13 to the Company's Consolidated Financial Statements. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a best estimate of probable loss connected to the proceeding, or in cases in which no best estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

Revenue Recognition

Retail sales are recorded at the point of sale and are net of estimated returns and exclude sales taxes. Catalog and internet sales are recorded at time of delivery to the customer and are net of estimated returns. Wholesale revenue is recorded net of estimated returns and allowances for markdowns, damages and miscellaneous claims when the related goods have been shipped and legal title has passed to the customer. Shipping and handling costs charged to customers are included in net sales. Estimated returns are based on historical returns and claims. Actual amounts of markdowns have not differed materially from estimates. Actual returns and claims in any future period may differ from historical experience.

Postretirement Benefits Plan Accounting

Substantially all full-time employees, who also had 1,000 hours of service in Calendar 2004, except employees in the Hat World segment, are covered by a defined benefit pension plan. The Company froze the defined benefit pension plan effective January 1, 2005. The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act.

In September 2006, the FASB issued SFAS No. 158 which requires companies to recognize the overfunded or underfunded status of postretirement benefit plans as an asset or liability in its Consolidated Balance Sheets and to recognize changes in that funded status in accumulated other comprehensive loss, net of tax, in the year in which the changes occur. This statement did not change the accounting for plans required by SFAS No. 87, "Employers' Accounting for Pensions" and it did not eliminate any of the expanded disclosures required by SFAS No. 132(R). On February 3, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. As a result of the adoption of SFAS No. 158, the Company recognized a $0.8 million (net of tax) cumulative adjustment in accumulated other comprehensive loss in shareholders' equity for Fiscal 2007 related to the Company's postretirement medical and life insurance benefits. SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of its fiscal year end. This requirement of SFAS No. 158 is not effective for the Company until Fiscal 2009. The Company is assessing the impact the adoption of the measurement date will have on its consolidated financial position and results of operations.

Note 1: Summary of Significant Accounting Policies continued

The Company accounts for the defined benefit pension plans using SFAS No. 87, as amended. Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' approximate service periods. The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate, as well as the recognition of actuarial gains and losses. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents at February 3, 2007 and January 28, 2006 are cash equivalents of $0.9 million and $48.5 million, respectively. Cash equivalents are highly-liquid financial instruments having an original maturity of three months or less. The majority of payments due from banks for customer credit card transactions process within 24–48 hours and are accordingly classified as cash and cash equivalents.

At February 3, 2007 and January 28, 2006, outstanding checks drawn on zero-balance accounts at certain domestic banks exceeded book cash balances at those banks by approximately $15.8 million and $17.2 million, respectively. These amounts are included in accounts payable.

CONCENTRATION OF CREDIT RISK AND ALLOWANCES ON ACCOUNTS RECEIVABLE

The Company's footwear wholesaling business sells primarily to independent retailers and department stores across the United States. Receivables arising from these sales are not collateralized. Customer credit risk is affected by conditions or occurrences within the economy and the retail industry. One customer accounted for 19% of the Company's trade receivables balance and another customer accounted for 10% as of February 3, 2007, and no other customer accounted for more than 8% of the Company's trade receivables balance as of February 3, 2007.

The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information, as well as company-specific factors. The Company also establishes allowances for sales returns, customer deductions and co-op advertising based on specific circumstances, historical trends and projected probable outcomes.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated or amortized over the estimated useful life of related assets. Depreciation and amortization expense are computed principally by the straight-line method over the following estimated useful lives:

BUILDINGS AND BUILDING EQUIPMENT	20–45 YEARS
COMPUTER HARDWARE, SOFTWARE AND EQUIPMENT	3–10 YEARS
FURNITURE AND FIXTURES	10 YEARS

LEASES

Leasehold improvements and properties under capital leases are amortized on the straight-line method over the shorter of their useful lives or their related lease terms and the charge to earnings is included in selling and administrative expenses in the Consolidated Statements of Earnings.

Certain leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes any rent holidays and the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability.

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies continued

GOODWILL AND OTHER INTANGIBLES

Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"), goodwill and intangible assets with indefinite lives are not amortized, but tested at least annually for impairment. SFAS No. 142 also requires that intangible assets with finite lives be amortized over their respective lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

Intangible assets of the Company with indefinite lives are primarily goodwill and identifiable trademarks acquired in connection with the acquisition of Hat World Corporation on April 1, 2004 and Hat Shack, Inc. on January 11, 2007. The Company tests for impairment of intangible assets with an indefinite life, at a minimum on an annual basis, relying on a number of factors including operating results, business plans and projected future cash flows. The impairment test for identifiable assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount.

Identifiable intangible assets of the Company with finite lives are primarily leases and customer lists. They are subject to amortization based upon their estimated useful lives. Finite-lived intangible assets are evaluated for impairment using a process similar to that used to evaluate other definite-lived long-lived assets, a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at February 3, 2007 and January 28, 2006 are:

FAIR VALUES

	2007		2006	
IN THOUSANDS	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Fixed rate long-term debt	$ 86,250	$ 163,634	$ 86,250	$ 157,406

Carrying amounts reported on the balance sheet for cash, cash equivalents, receivables, foreign currency hedges and accounts payable approximate fair value due to the short-term maturity of these instruments.

The fair value of the Company's long-term debt was based on dealer prices on the respective balance sheet dates.

COST OF SALES

For the Company's retail operations, the cost of sales includes actual product cost, the cost of transportation to the Company's warehouses from suppliers and the cost of transportation from the Company's warehouses to the stores. Additionally, the cost of its distribution facilities allocated to its retail operations is included in cost of sales.

For the Company's wholesale operations, the cost of sales includes the actual product cost and the cost of transportation to the Company's warehouses from suppliers.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses include all operating costs of the Company excluding (i) those related to the transportation of products from the supplier to the warehouse, (ii) for its retail operations, those related to the transportation of products from the warehouse to the store and (iii) costs of its distribution facilities which are allocated to its retail operations. Wholesale and unallocated retail costs of distribution are included in selling and administrative expenses in the amounts of $4.4 million, $4.5 million and $5.9 million for Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

GIFT CARDS

The Company has a gift card program that began in calendar 1999 for its Hat World operations and calendar 2000 for its footwear operations. The gift cards do not expire. As such, the Company recognizes income when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer for the purchase of goods in the future is remote and there are no related escheat laws, (referred to as "breakage"). The gift card breakage rate is based upon historical redemption patterns and income is recognized for unredeemed gift cards in proportion to those historical redemption patterns.

Note 1: Summary of Significant Accounting Policies continued

The Company recognized income of $0.6 million in Fiscal 2007 due to the Company's belief that it now has sufficient historical information to support the recognition of gift card breakage after a review of state escheat laws in which it operates. This initial recognition of gift card breakage has been included as a reduction in restructuring and other, net on the Consolidated Statements of Earnings. Future gift card breakage will be recognized in revenues.

BUYING, MERCHANDISING AND OCCUPANCY COSTS

The Company records buying and merchandising and occupancy costs in selling and administrative expense. Because the Company does not include these costs in cost of sales, the Company's gross margin may not be comparable to other retailers that include these costs in the calculation of gross margin.

SHIPPING AND HANDLING COSTS

Shipping and handling costs related to inventory purchased from suppliers is included in the cost of inventory and is charged to cost of sales in the period that the inventory is sold. All other shipping and handling costs are charged to cost of sales in the period incurred except for wholesale and unallocated retail costs of distribution, which are included in selling and administrative expenses.

PREOPENING COSTS

Costs associated with the opening of new stores are expensed as incurred, and are included in selling and administrative expenses on the accompanying Consolidated Statements of Earnings.

STORE CLOSINGS AND EXIT COSTS

From time to time, the Company makes strategic decisions to close stores or exit locations or activities. If stores or operating activities to be closed or exited constitute components, as defined by SFAS No. 144, and will not result in a migration of customers and cash flows, these closures will be considered discontinued operations when the related assets meet the criteria to be classified as held for sale, or at the cease-use date, whichever occurs first. The results of operations of discontinued operations are presented retroactively, net of tax, as a separate component on the Consolidated Statement of Earnings, if material individually or cumulatively. To date, no store closings have been material individually or cumulatively.

Assets related to planned store closures or other exit activities are reflected as assets held for sale and recorded at the lower of carrying value or fair value less costs to sell when the required criteria, as defined by SFAS No. 144, are satisfied. Depreciation ceases on the date that the held for sale criteria are met.

Assets related to planned store closures or other exit activities that do not meet the criteria to be classified as held for sale are evaluated for impairment in accordance with the Company's normal impairment policy, but with consideration given to revised estimates of future cash flows. In any event, the remaining depreciable useful lives are evaluated and adjusted as necessary.

Exit costs related to anticipated lease termination costs, severance benefits and other expected charges are accrued for and recognized in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

ADVERTISING COSTS

Advertising costs are predominantly expensed as incurred. Advertising costs were $31.1 million, $29.1 million and $25.0 million for Fiscal 2007, 2006 and 2005, respectively. Direct response advertising costs for catalogs are capitalized, in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 93-7, "Reporting on Advertising Costs." Such costs are amortized over the estimated future revenues realized from such advertising, not to exceed six months. The Consolidated Balance Sheets include prepaid assets for direct response advertising costs of $1.1 million and $0.9 million at February 3, 2007 and January 28, 2006, respectively.

CONSIDERATION TO RESELLERS

The Company does not have any written buy-down programs with retailers, but the Company has provided certain retailers with markdown allowances for obsolete and slow moving products that are in the retailer's inventory. The Company estimates these allowances and provides for them as reductions to revenues at the time revenues are recorded. Markdowns are negotiated with retailers and changes are made to the estimates as agreements are reached. Actual amounts for markdowns have not differed materially from estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies continued

COOPERATIVE ADVERTISING

Cooperative advertising funds are made available to all of the Company's wholesale customers. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of expenses to be reimbursed. The Company's cooperative advertising agreements require that wholesale customers present documentation or other evidence of specific advertisements or display materials used for the Company's products by submitting the actual print advertisements presented in catalogs, newspaper inserts or other advertising circulars, or by permitting physical inspection of displays. Additionally, the Company's cooperative advertising agreements require that the amount of reimbursement requested for such advertising or materials be supported by invoices or other evidence of the actual costs incurred by the retailer. The Company accounts for these cooperative advertising costs as selling and administrative expenses, in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

Cooperative advertising costs recognized in selling and administrative expenses were $2.7 million, $2.2 million and $2.4 million in Fiscal 2007, 2006 and 2005, respectively. During Fiscal 2007, 2006 and 2005, the Company's cooperative advertising reimbursements paid did not exceed the fair value of the benefits received under those agreements.

VENDOR ALLOWANCES

From time to time, the Company negotiates allowances from its vendors for markdowns taken or expected to be taken. These markdowns are typically negotiated on specific merchandise and for specific amounts. These specific allowances are recognized as a reduction in cost of sales in the period in which the markdowns are taken. Markdown allowances not attached to specific inventory on hand or already sold are applied to concurrent or future purchases from each respective vendor.

The Company receives support from some of its vendors in the form of reimbursements for cooperative advertising and catalog costs for the launch and promotion of certain products. The reimbursements are agreed upon with vendors and represent specific, incremental, identifiable costs incurred by the Company in selling the vendor's products. Such costs and the related reimbursements are accumulated and monitored on an individual vendor basis, pursuant to the respective cooperative advertising agreements with vendors. Such cooperative advertising reimbursements are recorded as a reduction of selling and administrative expenses in the same period in which the associated expense is incurred. If the amount of cash consideration received exceeds the costs being reimbursed, such excess amount would be recorded as a reduction of cost of sales.

Vendor reimbursements of cooperative advertising costs recognized as a reduction of selling and administrative expenses were $3.9 million, $3.6 million and $3.7 million for Fiscal 2007, 2006 and 2005, respectively. During Fiscal 2007, 2006 and 2005, the Company's cooperative advertising reimbursements received were not in excess of the costs reimbursed.

ENVIRONMENTAL COSTS

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated and are evaluated independently of any future claims for recovery. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

INCOME TAXES

Deferred income taxes are provided for all temporary differences and operating loss and tax credit carryforwards are limited, in the case of deferred tax assets, to the amount the Company believes is more likely than not to be realized in the foreseeable future.

EARNINGS PER COMMON SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted to common stock (see Note 11).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies continued

SHARE-BASED COMPENSATION

The Company has share-based compensation plans covering certain members of management and non-employee directors. Prior to January 29, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123. Accordingly, no compensation expense was recognized for fixed option plans because the exercise prices of employee stock options equaled or exceeded the market prices of the underlying stock on the date of grant.

Effective January 29, 2006, the Company adopted SFAS No. 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized for Fiscal 2007 includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123; and (ii) compensation cost for all share-based payments granted on or after January 29, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123(R). In accordance with the modified prospective method, the Company has not restated prior period results. However, prior to adoption of SFAS No. 123(R), share-based compensation had been included in pro forma disclosures in the Notes to the Consolidated Financial Statements for periods prior to Fiscal 2007.

The Company estimates the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The Company based expected volatility on historical term structures. The Company based the risk free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimated the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend.

In addition to the key assumptions used in the Black-Scholes model, the estimated forfeiture rate at the time of valuation (which is based on historical experience for similar options) is a critical assumption, as it reduces expense ratably over the vesting period. Shared-based compensation expense is recorded based on a 2% expected forfeiture rate and adjusted annually for actual forfeitures. The Company reviews the expected forfeiture rate annually to determine if that percent is still reasonable based on historical experience.

The Company believes its estimates are reasonable in the context of actual (historical) experience. The impact of adopting SFAS No. 123(R) on future results will depend on, among other matters, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

OTHER COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income," requires, among other things, the Company's minimum pension liability adjustment, unrealized gains or losses on foreign currency forward contracts and foreign currency translation adjustments to be included in other comprehensive income net of tax. The cumulative adjustment to adopt SFAS No. 158 is also included in other comprehensive income net of tax. Accumulated other comprehensive loss at February 3, 2007 consisted of $20.8 million of cumulative pension liability adjustments, net of tax, $0.8 million cumulative adjustment to adopt SFAS No. 158, net of tax, cumulative net gains of $0.2 million on foreign currency forward contracts, net of tax and a foreign currency translation adjustment of $0.1 million.

BUSINESS SEGMENTS

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that companies disclose "operating segments" based on the way management disaggregates the Company for making internal operating decisions (see Note 14).

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," (collectively "SFAS 133") require an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. The accounting for changes in the fair value of a derivative are recorded each period in current earnings or in other comprehensive income depending on the intended use of the derivative and the resulting designation.

Note 1: Summary of Significant Accounting Policies continued

NEW ACCOUNTING PRINCIPLES

IIn March 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, gross versus net presentation)," ("EITF No. 06-3") which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of EITF No. 06-3 would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, use taxes, value-added taxes and some types of excise taxes. EITF No. 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. EITF No. 06-3 will not impact the method for recording and reporting these sales taxes in the Company's Consolidated Financial Statements as the Company's policy is to exclude all such taxes from revenue.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109" ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. FIN 48 is effective in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (fiscal year 2009 for the Company), and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have, if any, on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 allows companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (fiscal year 2009 for the Company). The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have, if any, on its results of operations and financial position.

Note 2: Acquisitions

HAT WORLD ACQUISITION

On April 1, 2004, the Company completed the acquisition of 100% of the outstanding common shares of Hat World Corporation ("Hat World") for a total purchase price of approximately $179 million, including adjustments for $12.6 million of net cash acquired, a $1.2 million subsequent working capital adjustment and direct acquisition expenses of $2.8 million. The results of Hat World's operations have been included in the consolidated financial statements since that date. Headquartered in Indianapolis, Indiana, Hat World is a leading specialty retailer of licensed and branded headwear. The Company believes the acquisition has enhanced its strategic development and prospects for growth.

The acquisition has been accounted for using the purchase method in accordance with SFAS No. 141, "Business Combinations." Accordingly, the total purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at acquisition as follows (amounts in thousands):

AT APRIL 1, 2004	
Inventories	$ 33,888
Property and equipment	24,278
Unamortizable intangible assets (indefinite-lived trademarks)	47,324
Amortizable intangibles (primarily lease write-up)	8,586
Goodwill	96,235
Other assets	4,850
Accounts payable	(19,036)
Noncurrent deferred tax liability	(22,828)
Other liabilities	(6,979)
Net assets acquired	$ 166,318

Note 2: Acquisitions continued

The trademarks acquired include the concept names and are deemed to have an indefinite life. Finite-lived intangibles include a $0.3 million customer list and an $8.3 million asset to reflect the adjustment of acquired leases to market. The weighted average amortization period for the asset to adjust acquired leases to market is 4.2 years. The amortization of intangibles was $1.8 million, $2.3 million and $2.0 million for Fiscal 2007, 2006 and 2005, respectively. The amortization of intangibles for Fiscal 2008, 2009, 2010 and 2011 will be $1.2 million, $0.7 million, $0.4 million and $0.2 million, respectively. The goodwill related to the Hat World acquisition is not deductible for tax purposes. Goodwill decreased $0.7 million in the second quarter of Fiscal 2006 due to a reduction of income taxes payable and $0.3 million in the fourth quarter of Fiscal 2006 due to the recognition of deferred tax assets.

The following pro forma information presents the results of operations of the Company as if the Hat World acquisition had taken place at the beginning of all periods presented in the table below. Pro forma adjustments have been made to reflect additional interest expense from the $100.0 million in debt associated with the acquisition. The pro forma results of operations include $2.0 million of non-recurring transaction costs incurred by Hat World for the two months ended March 31, 2004.

	ACTUAL	ACTUAL	PRO FORMA
IN THOUSANDS, EXCEPT PER SHARE DATA	2007	2006	2005
Net sales	**$1,460,478**	$ 1,283,876	$ 1,145,642
Net earnings	**67,646**	62,686	46,799
Net earnings per share:			
Basic	**$ 2.98**	$ 2.74	$ 2.11
Diluted	**$ 2.59**	$ 2.38	$ 1.86

The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the Hat World acquisition occurred at the beginning of all periods presented.

CAP CONNECTION ACQUISITION

On July 1, 2004, the Company acquired the assets and business of Edmonton, Alberta-based Cap Connection Ltd., a 17 store Canadian specialty retailer of headwear. The purchase price for the Cap Connection business was approximately $1.7 million.

HAT SHACK ACQUISITION

On January 11, 2007, Hat World acquired 100% of the outstanding stock of Hat Shack, Inc. for a purchase price of $16.6 million plus debt assumed of $2.2 million, after preliminary closing adjustments anticipated in the purchase agreement, funded from cash on hand. As of February 3, 2007, there were 49 Hat Shack retail headwear stores located primarily in the southeastern United States. Based on the preliminary closing adjustments, the Company allocated $11.4 million of the purchase price to goodwill and $3.7 million to tradenames. The goodwill related to the Hat Shack acquisition is not deductible for tax purposes.

Note 3: Restructuring and Other Charges and Discontinued Operations

Restructuring and Other Charges

In accordance with Company policy, assets are determined to be impaired when the revised estimated future cash flows were insufficient to recover the carrying costs. Impairment charges represent the excess of the carrying value over the fair value of those assets.

Asset impairment charges are reflected as a reduction of the net carrying value of property and equipment, and in restructuring and other, net in the accompanying Consolidated Statements of Earnings.

The Company recorded a pretax charge to earnings of $1.1 million ($0.7 million net of tax) in Fiscal 2007. The charge included $2.2 million of charges for asset impairments and the early termination of a license agreement offset by $1.1 million of gift card related income and a favorable litigation settlement.

The Company recorded a pretax charge to earnings of $2.3 million ($1.4 million net of tax) in Fiscal 2006. The charge included $1.7 million for the settlement of a California employment class action and $0.6 million for retail store asset impairments and lease terminations of thirteen Jarman stores. These lease terminations are the continuation of a plan announced by the Company in Fiscal 2004 to close or convert into other retail concepts all remaining Jarman stores.

Note 3: Restructuring and Other Charges and Discontinued Operations continued

The Company recorded a pretax charge to earnings of $1.2 million ($0.8 million net of tax) in Fiscal 2005. The charge included $1.8 million for lease terminations of 20 Jarman stores and retail store asset impairments offset by the recognition of a $0.6 million gain on the curtailment of the Company's defined benefit pension plan.

Discontinued Operations

For the year ended February 3, 2007, the Company recorded an additional charge to earnings of $1.0 million ($0.6 million net of tax) reflected in discontinued operations, including $1.1 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company offset by a $0.1 million gain for excess provisions to prior discontinued operations (see Note 13).

For the year ended January 28, 2006, the Company recorded a credit to earnings of $0.1 million ($0.1 million net of tax) reflected in discontinued operations, including a $0.9 million gain for excess provisions to prior discontinued operations offset by $0.8 million primarily for anticipated costs of environmental remedial alternatives related to former facilities operated by the Company (see Note 13).

For the year ended January 29, 2005, the Company recorded an additional charge to earnings of $0.3 million ($0.2 million net of tax) reflected in discontinued operations, including $1.0 million for anticipated costs of environmental remedial alternatives related to two manufacturing facilities formerly operated by the Company, offset by a $0.7 million gain for excess provisions to prior discontinued operations (see Note 13).

ACCRUED PROVISION FOR DISCONTINUED OPERATIONS

IN THOUSANDS	FACILITY SHUTDOWN COSTS	OTHER	TOTAL
Balance January 29, 2005	$ 5,800	$ 3	$ 5,803
Excess provision Fiscal 2006	(98)	-0-	(98)
Charges and adjustments, net	8	0	8
Balance January 28, 2006	5,710	3	5,713
Additional provision Fiscal 2007	988	-0-	988
Charges and adjustments, net	(633)	(3)	(636)
Balance February 3, 2007*	6,065	-0-	6,065
CURRENT PROVISION FOR DISCONTINUED OPERATIONS	4,455	-0-	4,455
TOTAL NONCURRENT PROVISION FOR DISCONTINUED OPERATIONS	$ 1,610	$ -0-	$ 1,610

*Includes $5.8 million environmental provision including $4.2 million in current provision for discontinued operations.

Note 4: Inventories

IN THOUSANDS	FEBRUARY 3, 2007	JANUARY 28, 2006
Raw materials	$ 212	$ 203
Wholesale finished goods	29,272	30,392
Retail merchandise	231,553	200,053
TOTAL INVENTORIES	$ 261,037	$ 230,648

Note 5: Derivative Instruments and Hedging Activities

In order to reduce exposure to foreign currency exchange rate fluctuations in connection with inventory purchase commitments for its Johnston & Murphy division, the Company enters into foreign currency forward exchange contracts for Euros to make Euro denominated payments with a maximum hedging period of twelve months. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged. The settlement terms of the forward contracts correspond with the payment terms for the merchandise inventories. As a result, there is no hedge ineffectiveness to be reflected in earnings. The notional amount of such contracts outstanding at February 3, 2007 and January 28, 2006 was $8.0 million and $7.5 million, respectively. Forward exchange contracts have an average remaining term of approximately three months. The loss based on spot rates under these contracts at February 3, 2007 was $4,000, and the gain based on spot rates under these contracts at January 28, 2006 was $15,000. For the year ended February 3, 2007, the Company recorded an unrealized gain on foreign currency forward contracts of $1.4 million in accumulated other comprehensive loss, before taxes. The Company monitors the credit quality of the major national and regional financial institutions with which it enters into such contracts.

Note 5: Derivative Instruments and Hedging Activities continued

The Company estimates that the majority of net hedging gains related to forward exchange contracts will be reclassified from accumulated other comprehensive loss into earnings through lower cost of sales over the succeeding year.

The Company used interest rate swaps as a cash flow hedge to manage interest costs and the risk associated with changing interest rates of long-term debt. During the first quarter ended May 1, 2004, the Company entered into three separate forward-starting interest rate swap agreements as a means of managing its interest rate exposure on its $100.0 million variable rate term loan. All three agreements were effective beginning on October 1, 2004 and were designed to swap a variable rate of three-month LIBOR for a fixed rate ranging from 2.52% to 3.32%. The aggregate notional amount of the swaps was $65.0 million. Of the three agreements, the swap agreement with a $15.0 million notional amount expired on October 1, 2005. The swap agreement with a $20.0 million notional amount expired on July 1, 2006, but it was terminated early in January 2006. The swap agreement with an original $30.0 million notional amount and a $20.0 million notional amount as of the end of the third quarter of Fiscal 2007, expires on April 1, 2007, but was terminated early in November 2006. The Company received $0.1 million and $0.3 million in Fiscal 2007 and Fiscal 2006, respectively, as a result of early termination of the interest rate swap agreements.

Note 6: Long-Term Debt

IN THOUSANDS	2007	2006
4 1/8% convertible subordinated debentures due June 2023	**$ 86,250**	$ 86,250
Term loan, matures April 1, 2009	**-0-**	20,000
Revolver borrowings	**23,000**	-0-
Total long-term debt	**109,250**	106,250
Current portion, term loan	**-0-**	-0-
TOTAL NONCURRENT PORTION OF LONG-TERM DEBT	**$ 109,250**	$ 106,250

Long-term debt maturing during each of the next five years ending January is as follows:
2008 - $-0-; 2009 - $-0-; 2010 - $-0-; 2011 - $-0-; 2012 - $23,000,000: and thereafter - $86,250,000.

CREDIT FACILITY:

On December 1, 2006, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") by and among the Company, certain subsidiaries of the Company party thereto, as other borrowers, the lenders party thereto and Bank of America, N.A., as administrative agent. The Credit Facility replaced the Company's $105.0 million revolving credit facility.

Deferred financing costs incurred of $1.2 million related to the Credit Facility were capitalized and are being amortized over four years. These costs are included in other non-current assets on the Consolidated Balance Sheets.

The Company had $23.0 million of revolver borrowings outstanding under the Credit Facility at February 3, 2007. The Company had outstanding letters of credit of $11.5 million under the facility at February 3, 2007. These letters of credit support product purchases and lease and insurance indemnifications.

The material terms of the Credit Facility are as follows:

AVAILABILITY

The Credit Facility is a revolving credit facility in the aggregate principal amount of $200.0 million, with a $20.0 million swingline loan sublimit and a $70.0 million sublimit for the issuance of standby letters of credit, and has a five-year term. Any swingline loans and letters of credit will reduce the availability under the Credit Facility on a dollar-for-dollar basis. In addition, the Company has an option to increase the availability under the Credit Facility by up to $100.0 million (in increments no less than $25.0 million) subject to, among other things, the receipt of commitments for the increased amount. The aggregate amount of the loans made and letters of credit issued under the Restated Credit Agreement shall at no time exceed the lesser of the facility amount ($200.0 million or, if increased at the Company's option, up to $300.0 million) or the "Borrowing Base", which generally is based on 85% of eligible inventory plus 85% of eligible accounts receivable less applicable reserves.

Note 6: Long-Term Debt continued

COLLATERAL

The loans and other obligations under the Credit Facility are secured by substantially all of the presently owned and hereafter acquired non-real estate assets of the Company and certain subsidiaries of the Company.

INTEREST AND FEES

The Company's borrowings under the Credit Facility bear interest at varying rates that, at the Company's option, can be based on either:

- a base rate generally defined as the sum of the prime rate of Bank of America, N.A. and an applicable margin.
- a LIBO rate generally defined as the sum of LIBOR (as quoted on the British Banking Association Telerate Page 3750) and an applicable margin.

The initial applicable margin for base rate loans is 0.00%, and the initial applicable margin for LIBOR loans is 1.00%. Thereafter, the applicable margin will be subject to adjustment based on "Excess Availability" for the prior quarter. The term "Excess Availability" means, as of any given date, the excess (if any) of the Borrowing Base over the outstanding credit extensions under the Credit Facility.

Interest on the Company's borrowings is payable monthly in arrears for base rate loans and at the end of each interest rate period (but not less often than quarterly) for LIBOR loans.

The Company is also required to pay a commitment fee on the difference between committed amounts and the aggregate amount (including the aggregate amount of letters of credit) of the credit extensions outstanding under the Credit Facility, which initially is 0.25% per annum, subject to adjustment in the same manner as the applicable margins for interest rates.

CERTAIN COVENANTS

The Company is not required to comply with any financial covenants unless Adjusted Excess Availability is less than 10% of the total commitments under the Credit Facility (currently $20.0 million). The term "Adjusted Excess Availability" means, as of any given date, the excess (if any) of (a) the lesser of the total commitments under the Credit Facility and the Borrowing Base over (b) the outstanding credit extensions under the Credit Facility. If and during such time as Adjusted Excess Availability is less than such amount, the Credit Facility requires the Company to meet a minimum fixed charge coverage ratio (EBITDA less capital expenditures less cash taxes divided by cash interest expense and scheduled payments of principal indebtedness) of 1.00 to 1.00. Because adjusted excess availability exceeded $20.0 million, the Company was not required to comply with this financial covenant at February 3, 2007.

In addition, the Credit Facility contains certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, loans and investments, acquisitions, dividends and other restricted payments, transactions with affiliates, asset dispositions, mergers and consolidations, prepayments or material amendments of other indebtedness and other matters customarily restricted in such agreements.

CASH DOMINION

The Credit Facility also contains cash dominion provisions that apply in the event that the Company's Adjusted Excess Availability fails to meet certain thresholds or there is an event of default under the Credit Facility.

EVENTS OF DEFAULT

The Credit Facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts and change in control.

Certain of the lenders under the Credit Facility or their affiliates have provided, and may in the future provide, certain commercial banking, financial advisory, and investment banking services in the ordinary course of business for the Company, its subsidiaries and certain of its affiliates, for which they receive customary fees and commissions.

Note 6: Long-Term Debt continued

TERM LOAN:

The Company borrowed the $100.0 million term loan under the original Credit Facility on April 1, 2004 to fund a portion of the purchase price for the Hat World acquisition. During Fiscal 2005, the Company prepaid $15.0 million of its $100.0 million term loan that was due in Fiscal 2006. In connection with the prepayment, the Company wrote off less than $0.1 million of deferred financing costs. During Fiscal 2006, the Company prepaid $55.0 million of its $100.0 million term loan that was due in Fiscal 2007, 2008 and 2009. In connection with the prepayment in Fiscal 2006, the Company wrote off $0.6 million of deferred financing costs. The Company received $0.3 million in Fiscal 2006 as a result of early termination of its interest rate swap agreements. During Fiscal 2007, the Company prepaid the remaining $20.0 million of its $100.0 million term loan that was due in Fiscal 2009 and 2010. In connection with the prepayment in Fiscal 2007, the Company wrote off $0.2 million of deferred financing costs. The Company received $0.1 million in Fiscal 2007 as a result of early termination of its interest rate swap agreement. The net write-offs of deferred financing costs and swap agreement gains of $0.1 million and $0.3 million in Fiscal 2007 and 2006, respectively, are included in selling and administrative expenses on the accompanying Statements of Earnings.

4 1/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023:

On June 24, 2003 and June 26, 2003, the Company issued a total of $86.3 million of 4 1/8% Convertible Subordinated Debentures due June 15, 2023. The Debentures are convertible at the option of the holders into shares of the Company's common stock, par value $1.00 per share, if: (1) the price of its common stock issuable upon conversion of a Debenture reaches 120% or more of the initial conversion price ($26.54 or more) for 10 of the last 30 trading days of the immediately preceding fiscal quarter, (2) specified corporate transactions occur or (3) the trading price for the Debentures falls below certain thresholds. As of January 31, 2005, the debentures became convertible into shares of common stock at the option of the holders. The Company's common stock closed at or above $26.54 for at least 10 of the last 30 trading days of the fourth quarter of Fiscal 2005. Therefore, the contingency was satisfied. Upon conversion, the Company will have the right to deliver, in lieu of its common stock, cash or a combination of cash and shares of its common stock. Subject to the above conditions, each $1,000 principal amount of Debentures is convertible into 45.2080 shares (equivalent to an initial conversion price of $22.12 per share of common stock) subject to adjustment.

The Company pays cash interest on the debentures at an annual rate of 4.125% of the principal amount at issuance, payable on June 15 and December 15 of each year, commencing on December 15, 2003. The Company will pay contingent interest (in the amounts set forth in the Debentures) to holders of the Debentures during any six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period ending December 15, 2008, if the average trading price of the Debentures for the five consecutive trading day measurement period immediately preceding the applicable six-month period equals 120% or more of the principal amount of the Debentures.

The Company may redeem some or all of the Debentures for cash at any time on or after June 20, 2008 at 100% of their principal amount, plus accrued and unpaid interest, contingent interest and liquidated damages, if any.

Each holder of the Debentures may require the Company to purchase all or a portion of the holder's Debentures on June 15, 2010, 2013 or 2018, at a price equal to the principal amount of the Debentures to be purchased, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to the purchase date. Each holder may also require the Company to repurchase all or a portion of such holder's Debentures upon the occurrence of a change of control (as defined in the Debentures). The Company may choose to pay the change of control purchase price in cash or shares of its common stock or a combination of cash and shares.

In January 2004, the shelf registration statement filed by the Company for the resale by investors of the Debentures and their common stock issuable upon conversion of the Debentures was declared effective by the Securities and Exchange Commission.

The issuance and sale of the Debentures and the subsequent offering of the Debentures by the initial purchasers were exempt from the registration provisions of the Securities Act of 1933 pursuant to Section 4(2) of such Act and Rule 144A promulgated thereunder. Banc of America Securities LLC, Banc One Capital Markets, Inc., J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC were the initial purchasers of the Debentures.

Note 6: Long-Term Debt continued

Deferred financing costs of $2.9 million relating to the issuance were capitalized and are being amortized over seven years and are included in other non-current assets on the Consolidated Balance Sheets.

The indenture pursuant to which the Debentures were issued does not restrict the incurrence of Senior Debt by the Company or other indebtedness or liabilities by the Company or any of its subsidiaries.

Note 7: Commitments Under Long-Term Leases

OPERATING LEASES

The Company leases its office space and all of its retail store locations and transportation equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2019. The store leases typically have initial terms of between 5 and 10 years. Generally, most of the leases require the Company to pay taxes, insurance, maintenance costs and contingent rentals based on sales. Approximately 4% of the Company's leases contain renewal options.

Rental expense under operating leases of continuing operations was:

IN THOUSANDS	2007	2006	2005
Minimum rentals	**$ 126,833**	$ 110,028	$ 94,561
Contingent rentals	**5,320**	4,668	3,741
Sublease rentals	**(744)**	(768)	(1,186)
TOTAL RENTAL EXPENSE	**$ 131,409**	$ 113,928	$ 97,116

Minimum rental commitments payable in future years are:

FISCAL YEARS	IN THOUSANDS
2008	$ 147,167
2009	145,985
2010	136,670
2011	124,231
2012	109,817
Later years	371,058
TOTAL MINIMUM RENTAL COMMITMENTS	$ 1,034,928

For leases that contain predetermined fixed escalations of the minimum rentals, the related rental expense is recognized on a straight-line basis and the cumulative expense recognized on the straight-line basis in excess of the cumulative payments is included in other accrued liabilities on the Consolidated Balance Sheets. The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term. Tenant allowances of $23.7 million and $20.3 million for Fiscal 2007 and 2006, respectively, and deferred rent of $22.3 million and $19.5 million for Fiscal 2007 and 2006, respectively, are included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Shareholders' Equity continued

Dividends declared for Fiscal 2007 for the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and the Company's $1.50 Subordinated Cumulative Preferred Stock were $256,000 in the aggregate.

CHANGES IN THE SHARES OF THE COMPANY'S CAPITAL STOCK

	Common Stock	Non-Redeemable Preferred Stock	Employees' Preferred Stock
Issued at January 31, 2004	22,211,661	101,512	64,326
Exercise of options	667,461	-0-	-0-
Issue shares – Employee Stock Purchase Plan	24,529	-0-	-0-
Other	22,206	(803)	(1,295)
Issued at January 29, 2005	22,925,857	100,709	63,031
Exercise of options	547,350	-0-	-0-
Issue restricted stock	228,594	-0-	-0-
Issue shares – Employee Stock Purchase Plan	24,978	-0-	-0-
Conversion of Series 4 preferred stock	10,985	(7,228)	-0-
Other	10,370	(325)	(1,628)
Issued at January 28, 2006	23,748,134	93,156	61,403
Exercise of options	357,423	-0-	-0-
Issue restricted stock	166,769	-0-	-0-
Issue shares – Employee Stock Purchase Plan	9,787	-0-	-0-
Shares repurchased	(1,062,400)	-0-	-0-
Other	10,745	(250)	(3,075)
Issued at February 3, 2007	23,230,458	92,906	58,328
Less shares repurchased and held in treasury	488,464	-0-	-0-
OUTSTANDING AT FEBRUARY 3, 2007	**22,741,994**	**92,906**	**58,328**

Note 9: Income Taxes

Income tax expense from continuing operations is comprised of the following:

IN THOUSANDS	2007	2006	2005
Current			
U.S. federal	**$ 41,455**	$ 38,486	$ 20,114
Foreign	**1,110**	231	432
State	**6,435**	6,192	2,035
Total current income tax expense	**49,000**	44,909	22,581
Deferred			
U.S. federal	**(4,865)**	(4,429)	4,442
Foreign	**(116)**	(57)	(20)
State	**(1,148)**	(579)	1,639
Total deferred income tax (benefit) expense	**(6,129)**	(5,065)	6,061
TOTAL INCOME TAX EXPENSE	**$ 42,871**	$ 39,844	$ 28,642

Discontinued operations were recorded net of income tax expense (benefit) of approximately ($0.4) million, $38,000 and ($0.1) million in Fiscal 2007, 2006 and 2005, respectively.

As a result of the exercise of stock options and vesting of restricted stock during Fiscal 2007, 2006 and 2005, the Company realized an additional income tax benefit of approximately $2.4 million, $3.9 million and $3.3 million, respectively. These tax benefits are reflected as an adjustment to either additional paid-in capital or deferred tax asset.

In addition, during Fiscal 2006, the Company also realized a federal income tax benefit of $0.7 million related to stock options exercised as a result of the Hat World acquisition. As discussed in Note 2, this benefit was accounted for as a decrease to current taxes payable and a reduction to goodwill.

Note 6: Long-Term Debt continued

Deferred financing costs of $2.9 million relating to the issuance were capitalized and are being amortized over seven years and are included in other non-current assets on the Consolidated Balance Sheets.

The indenture pursuant to which the Debentures were issued does not restrict the incurrence of Senior Debt by the Company or other indebtedness or liabilities by the Company or any of its subsidiaries.

Note 7: Commitments Under Long-Term Leases

OPERATING LEASES

The Company leases its office space and all of its retail store locations and transportation equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2019. The store leases typically have initial terms of between 5 and 10 years. Generally, most of the leases require the Company to pay taxes, insurance, maintenance costs and contingent rentals based on sales. Approximately 4% of the Company's leases contain renewal options.

Rental expense under operating leases of continuing operations was:

IN THOUSANDS	2007	2006	2005
Minimum rentals	**$ 126,833**	$ 110,028	$ 94,561
Contingent rentals	**5,320**	4,668	3,741
Sublease rentals	**(744)**	(768)	(1,186)
TOTAL RENTAL EXPENSE	**$ 131,409**	$ 113,928	$ 97,116

Minimum rental commitments payable in future years are:

FISCAL YEARS	IN THOUSANDS
2008	$ 147,167
2009	145,985
2010	136,670
2011	124,231
2012	109,817
Later years	371,058
TOTAL MINIMUM RENTAL COMMITMENTS	$1,034,928

For leases that contain predetermined fixed escalations of the minimum rentals, the related rental expense is recognized on a straight-line basis and the cumulative expense recognized on the straight-line basis in excess of the cumulative payments is included in other accrued liabilities on the Consolidated Balance Sheets. The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are amortized as a reduction of rent expense over the initial lease term. Tenant allowances of $23.7 million and $20.3 million for Fiscal 2007 and 2006, respectively, and deferred rent of $22.3 million and $19.5 million for Fiscal 2007 and 2006, respectively, are included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets.

Note 8: Shareholders' Equity

NON-REDEEMABLE PREFERRED STOCK

Class (In order of preference)*	Shares Authorized	Number of Shares 2007	Number of Shares 2006	Number of Shares 2005	Amounts in Thousands 2007	Amounts in Thousands 2006	Amounts in Thousands 2005	Common Convertible Ratio	No. of Votes
Subordinated serial preferred (cumulative)									
Aggregate	3,000,000**	-	-	-	-	-	-	N/A	N/A
$2.30 Series 1	64,368	**36,045**	36,295	36,620	**$ 1,442**	$ 1,452	$ 1,465	.83	1
$4.75 Series 3	40,449	**17,660**	17,660	17,660	**1,766**	1,766	1,766	2.11	2
$4.75 Series 4	53,764	**9,184**	9,184	16,412	**918**	918	1,641	1.52	1
Series 6	800,000	**-0-**	-0-	-0-	**-0-**	-0-	-0-		100
$1.50 subordinated cumulative preferred	5,000,000	**30,017**	30,017	30,017	**900**	901	900		1
		92,906	93,156	100,709	**5,026**	5,037	5,772		
Employees' subordinated convertible preferred	5,000,000	**58,328**	61,403	63,031	**1,750**	1,842	1,891	1.00***	1
Stated value of issued shares					**6,776**	6,879	7,663		
Employees' preferred stock purchase accounts					**(174)**	(184)	(189)		
TOTAL NON-REDEEMABLE PREFERRED STOCK					**$ 6,602**	$ 6,695	$ 7,474		

* In order of preference for liquidation and dividends.
** The Company's charter permits the board of directors to issue Subordinated Serial Preferred Stock in as many series, each with as many shares and such rights and preferences as the board may designate.
*** Also convertible into one share of $1.50 Subordinated Cumulative Preferred Stock.

PREFERRED STOCK TRANSACTIONS

IN THOUSANDS	Non-Redeemable Preferred Stock	Non-Redeemable Employees' Preferred Stock	Employees' Preferred Stock Purchase Accounts	Total Non-Redeemable Preferred Stock
Balance January 31, 2004	$ 5,835	$ 1,930	$ (185)	$ 7,580
Other	(63)	(39)	(4)	(106)
Balance January 29, 2005	5,772	1,891	(189)	7,474
Conversion of series 4	(723)	-0-	-0-	(723)
Other	(12)	(49)	5	(56)
Balance January 28, 2006	5,037	1,842	(184)	6,695
Other	(11)	(92)	10	(93)
BALANCE FEBRUARY 3, 2007	**$ 5,026**	**$ 1,750**	**$ (174)**	**$ 6,602**

SUBORDINATED SERIAL PREFERRED STOCK (CUMULATIVE):

Stated and redemption values for Series 1 are $40 per share and for Series 3 and 4 are each $100 per share plus accumulated dividends; liquidation value for Series 1 – $40 per share plus accumulated dividends and for Series 3 and 4 – $100 per share plus accumulated dividends.

The Company's shareholders' rights plan grants to common shareholders the right to purchase, at a specified exercise price, a fraction of a share of subordinated serial preferred stock, Series 6, in the event of an acquisition of, or an announced tender offer for, 15% or more of the Company's outstanding common stock. Upon any such event, each right also entitles the holder (other than the person making such acquisition or tender offer) to purchase, at the exercise price, shares of common stock having a market value of twice the exercise price. In the event the Company is acquired in a transaction in which the Company is not the surviving corporation, each right would entitle its holder to purchase, at the exercise price, shares of the acquiring company having a market value of twice the exercise price. The rights expire in August 2010, are redeemable under certain circumstances for $.01 per right and are subject to exchange for one share of common stock or an equivalent amount of preferred stock at any time after the event which makes the rights exercisable and before a majority of the Company's common stock is acquired.

Note 8: Shareholders' Equity continued

$1.50 SUBORDINATED CUMULATIVE PREFERRED STOCK:

Stated and liquidation values and redemption price – 88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share plus accumulated dividends.

EMPLOYEES' SUBORDINATED CONVERTIBLE PREFERRED STOCK:

Stated and liquidation values – 88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share.

COMMON STOCK:

Common stock – $1 par value. Authorized: 80,000,000 shares; issued: February 3, 2007 – 23,230,458 shares; January 28, 2006 – 23,748,134 shares. There were 488,464 shares held in treasury at February 3, 2007 and January 28, 2006. Each outstanding share is entitled to one vote. At February 3, 2007, common shares were reserved as follows: 139,458 shares for conversion of preferred stock; 1,523,563 shares for the 1996 Stock Incentive Plan; 978,731 shares for the 2005 Stock Incentive Plan; and 333,722 shares for the Genesco Employee Stock Purchase Plan.

For the year ended February 3, 2007, 357,423 shares of common stock were issued for the exercise of stock options at an average weighted market price of $18.07, for a total of $6.5 million; 166,769 shares of common stock were issued as restricted shares as part of the 2005 Equity Incentive Plan; 9,787 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $32.75, for a total of $0.3 million; 19,422 shares were issued to directors for no consideration; 7,948 shares were withheld for taxes on restricted stock vested in Fiscal 2007; 4,011 shares of restricted stock were forfeited in Fiscal 2007; and 3,282 shares were issued in miscellaneous conversions of Series 1 and Employees' Subordinated Convertible Preferred Stock. The 357,423 options exercised were all fixed stock options (see Note 12). In addition, the Company repurchased and retired 1,062,400 shares of common stock at an average weighted market price of $30.20 for a total of $32.1 million.

For the year ended January 28, 2006, 547,350 shares of common stock were issued for the exercise of stock options at an average weighted market price of $16.16, for a total of $8.8 million; 228,594 shares of common stock were issued as restricted shares as part of the 2005 Equity Incentive Plan; 24,978 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $20.34, for a total of $0.5 million; 8,500 shares were issued to directors for no consideration; and 12,855 shares were issued in miscellaneous conversions of Series 1, Series 4 and Employees' Subordinated Convertible Preferred Stock. The 547,350 options exercised include 510,586 shares of fixed stock options and 36,764 shares of restricted stock (see Note 12).

For the year ended January 29, 2005, 667,461 shares of common stock were issued for the exercise of stock options at an average weighted market price of $13.66, for a total of $9.1 million; 24,529 shares of common stock were issued for the purchase of shares under the Employee Stock Purchase Plan at an average weighted market price of $14.31, for a total of $0.4 million; 19,601 shares were issued to directors for no consideration; and 2,605 shares were issued in miscellaneous conversions of Series 1, Series 3 and Employees' Subordinated Convertible Preferred Stock. The 667,461 options exercised include 647,461 shares of fixed stock options and 20,000 shares of restricted stock (see Note 12).

RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS OF CAPITAL STOCK:

The Company's charter provides that no dividends may be paid and no shares of capital stock acquired for value if there are dividend or redemption arrearages on any senior or equally ranked stock. Exchanges of subordinated serial preferred stock for common stock or other stock junior to such exchanged stock are permitted.

The Company's Credit Facility prohibits the payment of dividends and other restricted payments unless after such dividend or restricted payment availability under the Credit Facility exceeds $50.0 million or if availability is between $30.0 million and $50.0 million, the Company's fixed charge coverage must be greater than 1.0 to 1.0. The Company's management does not believe its availability under the Credit Facility will fall below $50.0 million during Fiscal 2008.

The June 24 and June 26, 2003 indentures, under which the Company's 4 1/8% convertible subordinated debentures due 2023 were issued, does not restrict the payment of preferred stock dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8: Shareholders' Equity continued

Dividends declared for Fiscal 2007 for the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and the Company's $1.50 Subordinated Cumulative Preferred Stock were $256,000 in the aggregate.

CHANGES IN THE SHARES OF THE COMPANY'S CAPITAL STOCK

	Common Stock	Non-Redeemable Preferred Stock	Employees' Preferred Stock
Issued at January 31, 2004	22,211,661	101,512	64,326
Exercise of options	667,461	-0-	-0-
Issue shares – Employee Stock Purchase Plan	24,529	-0-	-0-
Other	22,206	(803)	(1,295)
Issued at January 29, 2005	22,925,857	100,709	63,031
Exercise of options	547,350	-0-	-0-
Issue restricted stock	228,594	-0-	-0-
Issue shares – Employee Stock Purchase Plan	24,978	-0-	-0-
Conversion of Series 4 preferred stock	10,985	(7,228)	-0-
Other	10,370	(325)	(1,628)
Issued at January 28, 2006	23,748,134	93,156	61,403
Exercise of options	357,423	-0-	-0-
Issue restricted stock	166,769	-0-	-0-
Issue shares – Employee Stock Purchase Plan	9,787	-0-	-0-
Shares repurchased	(1,062,400)	-0-	-0-
Other	10,745	(250)	(3,075)
Issued at February 3, 2007	23,230,458	92,906	58,328
Less shares repurchased and held in treasury	488,464	-0-	-0-
OUTSTANDING AT FEBRUARY 3, 2007	**22,741,994**	**92,906**	**58,328**

Note 9: Income Taxes

Income tax expense from continuing operations is comprised of the following:

IN THOUSANDS	2007	2006	2005
Current			
U.S. federal	**$ 41,455**	$ 38,486	$ 20,114
Foreign	**1,110**	231	432
State	**6,435**	6,192	2,035
Total current income tax expense	**49,000**	44,909	22,581
Deferred			
U.S. federal	**(4,865)**	(4,429)	4,442
Foreign	**(116)**	(57)	(20)
State	**(1,148)**	(579)	1,639
Total deferred income tax (benefit) expense	**(6,129)**	(5,065)	6,061
TOTAL INCOME TAX EXPENSE	**$ 42,871**	$ 39,844	$ 28,642

Discontinued operations were recorded net of income tax expense (benefit) of approximately ($0.4) million, $38,000 and ($0.1) million in Fiscal 2007, 2006 and 2005, respectively.

As a result of the exercise of stock options and vesting of restricted stock during Fiscal 2007, 2006 and 2005, the Company realized an additional income tax benefit of approximately $2.4 million, $3.9 million and $3.3 million, respectively. These tax benefits are reflected as an adjustment to either additional paid-in capital or deferred tax asset.

In addition, during Fiscal 2006, the Company also realized a federal income tax benefit of $0.7 million related to stock options exercised as a result of the Hat World acquisition. As discussed in Note 2, this benefit was accounted for as a decrease to current taxes payable and a reduction to goodwill.

Note 9: Income Taxes continued

Deferred tax assets and liabilities are comprised of the following:

IN THOUSANDS	FEBRUARY 3, 2007	JANUARY 28, 2006
Identified intangibles	**$ (21,064)**	$ (20,633)
Convertible bonds	**(5,841)**	(4,020)
Tax over book depreciation	**-0-**	-0-
Total deferred tax liabilities	**$ (26,905)**	$ (24,653)
Options	**821**	-0-
Deferred rent	**7,656**	10,085
Pensions	**4,545**	7,343
Expense accruals	**6,409**	4,016
Uniform capitalization costs	**2,819**	2,324
Book over tax depreciation	**6,090**	2,846
Provisions for discontinued operations and restructurings	**636**	644
Inventory valuation	**2,114**	525
Tax net operating loss and credit carryforwards	**1,010**	498
Allowances for bad debts and notes	**198**	145
Other	**4,566**	4,253
Deferred tax assets	**36,864**	32,679
NET DEFERRED TAX ASSETS	**$ 9,959**	$ 8,026

The deferred tax balances have been classified in the Consolidated Balance Sheets as follows:

	2007	2006
Net current asset	**$ 12,940**	$ 8,649
Net non-current liability*	**(2,981)**	(623)
NET DEFERRED TAX ASSETS	**$ 9,959**	$ 8,026

*Included in deferred rent and other long-term liabilities on the Consolidated Balance Sheets.

Reconciliation of the United States federal statutory rate to the Company's effective tax rate from continuing operations is as follows:

	2007	2006	2005
U. S. federal statutory rate of tax	**35.00%**	35.00%	35.00%
State taxes (net of federal tax benefit)	**3.09**	3.56	3.09
Previously accrued income taxes	**.00**	.00	(.93)
Other	**.49**	.32	(.01)
EFFECTIVE TAX RATE	**38.58%**	38.88%	37.15%

In Fiscal 2005, the Company received a favorable tax settlement of $0.5 million and determined approximately $0.2 million of previously accrued income taxes were no longer required. These amounts are reflected as an income tax benefit in Fiscal 2005.

As of February 3, 2007, the Company had a Federal net operating loss carryforward of $1.5 million, as a result of an acquisition. Internal Revenue Code Section 382 imposes limitations due to ownership changes.

As of January 29, 2005, the Company had a Federal net operating loss carryforward of $1.9 million, as a result of an acquisition. Internal Revenue Code Section 382 imposes limitations due to ownership changes.

As of February 3, 2007 and January 28, 2006, the Company had state net operating loss carryforwards of $5.7 million and $6.4 million, respectively, expiring in tax years 2010 through 2026.

As of February 3, 2007 and January 28, 2006, the Company had state tax credits of $0.3 million and $0.3 million, respectively. These credits expire in tax years 2006 through 2021.

As of February 3, 2007, the Company had foreign tax credits of $0.2 million. These credits will expire in tax year 2017.

Management believes a valuation allowance is not necessary because it is more likely than not that the Company will ultimately utilize the entire loss carryforwards, credits and other deferred tax assets based on existing carryback ability and expectations as to future taxable income in the jurisdictions in which it operates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans

DEFINED BENEFIT PENSION PLANS

The Company sponsored a non-contributory, defined benefit pension plan. As of January 1, 1996, the Company amended the plan to change the pension benefit formula to a cash balance formula from the then existing benefit calculation based upon years of service and final average pay. The benefits accrued under the old formula were frozen as of December 31, 1995. Upon retirement, the participant will receive this accrued benefit payable as an annuity. In addition, the participant will receive as a lump sum (or annuity if desired) the amount credited to the participant's cash balance account under the new formula. Effective January 1, 2005, the Company froze the defined benefit cash balance plan which prevents any new entrants into the plan as of that date as well as effects the amounts credited to the participants' accounts as discussed below.

Under the cash balance formula, beginning January 1, 1996, the Company credited each participants' account annually with an amount equal to 4% of the participant's compensation plus 4% of the participant's compensation in excess of the Social Security taxable wage base. Beginning December 31, 1996 and annually thereafter, the account balance of each active participant was credited with 7% interest calculated on the sum of the balance as of the beginning of the plan year and 50% of the amounts credited to the account, other than interest, for the plan year. The account balance of each participant who was inactive would be credited with interest at the lesser of 7% or the 30 year Treasury rate. Under the frozen plan, each participants' cash balance plan account will be credited annually only with interest at the 30 year Treasury rate, not to exceed 7%, until the participant retires. The amount credited each year will be based on the rate at the end of the prior year.

OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides health care benefits for early retirees and life insurance benefits for certain retirees not covered by collective bargaining agreements. Under the health care plan, early retirees are eligible for limited benefits until age 65. Employees who meet certain requirements are eligible for life insurance benefits upon retirement. The Company accrues such benefits during the period in which the employee renders service.

OBLIGATIONS AND FUNDED STATUS

CHANGE IN BENEFIT OBLIGATION

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2007	2006	2007	2006
Benefit obligation at beginning of year	$ 121,943	$ 120,601	$3,927	$3,263
Service cost	250	250	216	205
Interest cost	6,423	6,639	200	197
Plan amendments	51	-0-	-0-	-0-
Plan participants' contributions	-0-	-0-	158	150
Benefits paid	(9,246)	(8,595)	(351)	(511)
Actuarial (gain) or loss	(2,142)	3,048	(199)	623
BENEFIT OBLIGATION AT END OF YEAR	$ 117,279	$ 121,943	$3,951	$3,927

CHANGE IN PLAN ASSETS

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2007	2006	2007	2006
Fair value of plan assets at beginning of year	$ 98,721	$ 92,273	$ -0-	$ -0-
Actual gain on plan assets	9,498	8,043	-0-	-0-
Employer contributions	4,000	7,000	193	361
Plan participants' contributions	-0-	-0-	158	150
Benefits paid	(9,246)	(8,595)	(351)	(511)
FAIR VALUE OF PLAN ASSETS AT END OF YEAR	$ 102,973	$ 98,721	$ -0-	$ -0-
FUNDED STATUS AT END OF YEAR	$ 14,306	$ 23,222	$3,951	$3,927

Amounts recognized in the Consolidated Balance Sheets consist of:

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2007	2006	2007	2006
Noncurrent assets	$ -0-	$ -0-	$ -0-	$ -0-
Current liabilities	-0-	-0-	280	-0-
Noncurrent liabilities	14,306	23,222	3,671	2,324
NET AMOUNT RECOGNIZED	$ 14,306	$ 23,222	$3,951	$2,324

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans continued

Amounts recognized in accumulated other comprehensive income consist of:

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2007	2006	2007	2006
Prior service cost	$ 51	$ -0-	$ -0-	$ -0-
Net loss	34,377	42,719	1,317	-0-
TOTAL RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE (INCOME) LOSS	$ 34,428	$ 42,719	$ 1,317	$ -0-

PENSION BENEFITS

	DECEMBER 31	
IN THOUSANDS	2006	2005
Projected benefit obligation	$117,279	$121,943
Accumulated benefit obligation	117,279	121,943
Fair value of plan assets	102,973	98,721

EFFECT OF ADOPTING SFAS NO. 158

As of February 3, 2007, the Company adopted SFAS No. 158. SFAS No. 158 requires companies to recognize the overfunded or underfunded status of postretirement benefit plans as an asset or liability in its Consolidated Balance Sheets and to recognize changes in that funded status in accumulated other comprehensive loss, net of tax, in the year in which changes occur. Retroactive application of SFAS No. 158 is prohibited, therefore Fiscal 2007 is presented as required under SFAS No. 158 and Fiscal 2006 is presented as required under the rules prior to SFAS No. 158. The incremental effects of applying SFAS No. 158 on the Consolidated Balance Sheet at February 3, 2007, was as follows:

IN THOUSANDS	BALANCES BEFORE ADOPTION OF SFAS NO. 158	ADJUSTMENTS	BALANCES AFTER ADOPTION OF SFAS NO. 158
Deferred rent and other long-term liabilities	$ 63,443	$ 802	$ 64,245
Accumulated other comprehensive loss	$ (20,525)	$ (802)	$ (21,327)
Total liabilities	$ 323,345	$ 802	$ 324,147
Total shareholders' equity	$ 406,028	$ (802)	$ 405,226

COMPONENTS OF NET PERIODIC BENEFIT COST

NET PERIODIC BENEFIT COST

	PENSION BENEFITS			OTHER BENEFITS		
	2007	2006	2005	2007	2006	2005
Service cost	$ 250	$ 250	$ 2,164	$ 216	$ 205	$ 133
Interest cost	6,423	6,639	6,871	200	197	174
Expected return on plan assets	(7,779)	(7,702)	(7,492)	-0-	-0-	-0-
Amortization:						
Prior service cost	-0-	-0-	(70)	-0-	-0-	-0-
Losses	4,480	4,502	4,015	87	83	54
Net amortization	4,480	4,502	3,945	87	83	54
Curtailment gain	-0-	-0-	(605)	-0-	-0-	-0-
NET PERIODIC BENEFIT COST	$ 3,374	$ 3,689	$ 4,883	$ 503	$ 485	$ 361

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $3.6 million and $7,000, respectively.

CURTAILMENT

The Company's board of directors approved freezing the Company's defined pension benefit plan in the second quarter ended July 31, 2004, effective January 1, 2005. The action resulted in a curtailment gain of $0.6 million in the second quarter of Fiscal 2005 which is reflected in the restructuring and other, net line on the accompanying Statements of Earnings.

Note 11: Earnings Per Share

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	For the Year Ended February 3, 2007 Income (Numerator)	Shares (Denominator)	Per-Share Amount	For the Year Ended January 28, 2006 Income (Numerator)	Shares (Denominator)	Per-Share Amount	For the Year Ended January 29, 2005 Income (Numerator)	Shares (Denominator)	Per-Share Amount
Earnings from continuing operations	$68,247			$62,626			$ 48,460		
Less: preferred stock dividends	(256)			(273)			(292)		
BASIC EPS									
Income available to common shareholders	67,991	22,646	$3.00	62,353	22,804	$2.73	48,168	22,008	$2.19
EFFECT OF DILUTIVE SECURITIES									
Options		396			463			406	
Convertible preferred stock (1)	167	67		84	37		-0-	-0-	
4 1/8% convertible subordinated debentures	2,415	3,899		2,467	3,899		2,467	3,899	
Employees' preferred stock (2)		60			62			64	
DILUTED EPS									
Income available to common shareholders plus assumed conversions	$70,573	27,068	$2.61	$ 64,904	27,265	$2.38	$ 50,635	26,377	$1.92

(1) The amount of the dividend on the convertible preferred stock per common share obtainable on conversion of the convertible preferred stock is higher than basic earnings per share for Series 4 for all periods presented, Series 3 for Fiscal 2005 and Series 1 for Fiscal 2005 and 2006. Therefore, conversion of Series 4 convertible preferred stock is not reflected in diluted earnings per share for all periods presented, Series 3 in Fiscal 2005 and Series 1 in Fiscal 2005 and 2006, because it would have been antidilutive. The amount of the dividend on Series 3 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings per share for Fiscal 2006 and 2007. Therefore, conversion of Series 3 preferred shares were included in diluted earnings per share for Fiscal 2006 and 2007. The amount of the dividend on Series 1 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings per share for Fiscal 2007. Therefore, conversion of Series 1 preferred shares were included in diluted earnings per share for Fiscal 2007. The shares convertible to common stock for Series 1, 3 and 4 preferred stock would have been 29,917, 37,263 and 13,960, respectively, as of February 3, 2007.

(2) The Company's Employees' Subordinated Convertible Preferred Stock is convertible one for one to the Company's common stock. Because there are no dividends paid on this stock, these shares are assumed to be converted.

Options to purchase 75,459 shares of common stock at $36.40 per share, 2,378 shares of common stock at $40.05 per share, 109,681 shares of common stock at $38.14 per share and 951 shares of common stock at $37.41 per share were outstanding at the end of Fiscal 2007 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 2,378 shares of common stock at $40.05 per share were outstanding at the end of Fiscal 2006 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 32,000 shares of common stock at $32.65 per share were outstanding at the end of Fiscal 2005 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

The weighted shares outstanding reflects the effect of stock buy back programs. In a series of authorizations from Fiscal 1999-2003, the Company's board of directors authorized the repurchase of up to 7.5 million shares. In June 2006, the board authorized an additional $20.0 million in stock repurchases. In August 2006, the board authorized an additional $30.0 million in stock repurchases. The Company repurchased 1,062,400 shares at a cost of $32.1 million during Fiscal 2007. In total, the Company has repurchased 8.2 million shares at a cost of $103.4 million from all authorizations as of February 3, 2007.

The Company's stock-based compensation plans, as of February 3, 2007, are described below. Prior to January 29, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123.

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans continued

Amounts recognized in accumulated other comprehensive income consist of:

	PENSION BENEFITS		OTHER BENEFITS	
IN THOUSANDS	2007	2006	2007	2006
Prior service cost	$ 51	$ -0-	$ -0-	$ -0-
Net loss	34,377	42,719	1,317	-0-
TOTAL RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE (INCOME) LOSS	$ 34,428	$ 42,719	$ 1,317	$ -0-

PENSION BENEFITS

	DECEMBER 31	
IN THOUSANDS	2006	2005
Projected benefit obligation	$117,279	$121,943
Accumulated benefit obligation	117,279	121,943
Fair value of plan assets	102,973	98,721

EFFECT OF ADOPTING SFAS NO. 158

As of February 3, 2007, the Company adopted SFAS No. 158. SFAS No. 158 requires companies to recognize the overfunded or underfunded status of postretirement benefit plans as an asset or liability in its Consolidated Balance Sheets and to recognize changes in that funded status in accumulated other comprehensive loss, net of tax, in the year in which changes occur. Retroactive application of SFAS No. 158 is prohibited, therefore Fiscal 2007 is presented as required under SFAS No. 158 and Fiscal 2006 is presented as required under the rules prior to SFAS No. 158. The incremental effects of applying SFAS No. 158 on the Consolidated Balance Sheet at February 3, 2007, was as follows:

IN THOUSANDS	BALANCES BEFORE ADOPTION OF SFAS NO. 158	ADJUSTMENTS	BALANCES AFTER ADOPTION OF SFAS NO. 158
Deferred rent and other long-term liabilities	$ 63,443	$ 802	$ 64,245
Accumulated other comprehensive loss	$ (20,525)	$ (802)	$ (21,327)
Total liabilities	$ 323,345	$ 802	$ 324,147
Total shareholders' equity	$ 406,028	$ (802)	$ 405,226

COMPONENTS OF NET PERIODIC BENEFIT COST

NET PERIODIC BENEFIT COST

	PENSION BENEFITS			OTHER BENEFITS		
	2007	2006	2005	2007	2006	2005
Service cost	$ 250	$ 250	$ 2,164	$ 216	$ 205	$ 133
Interest cost	6,423	6,639	6,871	200	197	174
Expected return on plan assets	(7,779)	(7,702)	(7,492)	-0-	-0-	-0-
Amortization:						
Prior service cost	-0-	-0-	(70)	-0-	-0-	-0-
Losses	4,480	4,502	4,015	87	83	54
Net amortization	4,480	4,502	3,945	87	83	54
Curtailment gain	-0-	-0-	(605)	-0-	-0-	-0-
NET PERIODIC BENEFIT COST	$ 3,374	$ 3,689	$ 4,883	$ 503	$ 485	$ 361

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $3.6 million and $7,000, respectively.

CURTAILMENT

The Company's board of directors approved freezing the Company's defined pension benefit plan in the second quarter ended July 31, 2004, effective January 1, 2005. The action resulted in a curtailment gain of $0.6 million in the second quarter of Fiscal 2005 which is reflected in the restructuring and other, net line on the accompanying Statements of Earnings.

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans continued

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS

	PENSION BENEFITS		OTHER BENEFITS	
	2007	2006	2007	2006
Discount rate	5.75%	5.50%	5.75%	5.50%
Rate of compensation increase	NA	NA	-	-
Measurement date	12-31-2006	12-31-2005	2-3-2007	1-28-2006

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COSTS

	PENSION BENEFITS			OTHER BENEFITS		
	2007	2006	2005	2007	2006	2005
Discount rate	5.75%	5.50%	5.75%	5.75%	5.50%	5.75%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.25%	-	-	-
Rate of compensation increase	NA	NA	4.50%	-	-	-

The weighted average discount rate used to measure the benefit obligation for the pension plan increased from 5.50% to 5.75% from Fiscal 2006 to Fiscal 2007. The increase in the rate decreased the accumulated benefit obligation by $3.1 million and decreased the projected benefit obligation by $3.1 million. The weighted average discount rate used to measure the benefit obligation for the pension plan decreased from 5.75% to 5.50% from Fiscal 2005 to Fiscal 2006. The decrease in the rate increased the accumulated benefit obligation by $3.2 million and increased the projected benefit obligation by $3.2 million.

To develop the expected long-term rate of return on assets assumption, the Company considered historical asset returns, the current asset allocation and future expectations. Considering this information, the Company selected an 8.25% long-term rate of return on assets assumption.

ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31

	2007	2006
Health care cost trend rate assumed for next year	9%	9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2011	2010

The effect on disclosed information of one percentage point change in the assumed health care cost trend rate for each future year is shown below.

IN THOUSANDS	1% INCREASE IN RATES	1% DECREASE IN RATES
Aggregated service and interest cost	$ 86	$ 48
Accumulated postretirement benefit obligation	$ 447	$ 375

PLAN ASSETS

The Company's pension plan weighted average asset allocations as of December 31, 2006, and 2005, by asset category are as follows:

	PLAN ASSETS AT DECEMBER 31	
ASSET CATEGORY	2006	2005
Equity securities	65%	68%
Debt securities	34%	29%
Other	1%	3%
TOTAL	100%	100%

The investment strategy of the trust is to ensure over the long-term an asset pool, that when combined with company contributions, will support benefit obligations to participants, retirees and beneficiaries. Investment management responsibilities of plan assets are delegated to outside investment advisers and overseen by an Investment Committee comprised of members of the Company's senior management that is appointed by the Board of Directors. The Company has an investment policy that provides direction on the implementation of this strategy.

Note 10: Defined Benefit Pension Plans and Other Postretirement Benefit Plans continued

The investment policy establishes a target allocation for each asset class and investment manager. The actual asset allocation versus the established target is reviewed at least quarterly and is maintained within a +/- 5% range of the target asset allocation. Target allocations are 50% domestic equity, 13% international equity, 35% fixed income and 2% cash investments.

All investments are made solely in the interest of the participants and beneficiaries for the exclusive purposes of providing benefits to such participants and their beneficiaries and defraying the expenses related to administering the Trust as determined by the Investment Committee. All assets shall be properly diversified to reduce the potential of a single security or single sector of securities having a disproportionate impact on the portfolio.

The Committee utilizes an outside investment consultant and a team of investment managers to implement its various investment strategies. Performance of the managers is reviewed quarterly and the investment objectives are consistently evaluated.

At February 3, 2007 and January 28, 2006, there were no Company related assets in the plan.

CASH FLOWS

Contributions

There was no ERISA cash requirement for the plan in 2006 and none is projected to be required in 2007. However, the Company's current cash policy is to fund the cost of benefits accruing each year (the "normal cost") plus an amortization of the unfunded accrued liability. The Company made a $4.0 million contribution in March 2007.

Estimated Future Benefit Payments

Expected benefit payments from the trust, including future service and pay, are as follows:

ESTIMATED FUTURE PAYMENTS	PENSION BENEFITS ($ IN MILLIONS)	OTHER BENEFITS ($ IN MILLIONS)
2007	9.8	0.3
2008	9.8	0.3
2009	9.5	0.3
2010	9.1	0.3
2011	9.1	0.3
2012–2016	42.2	1.4

SECTION 401(K) SAVINGS PLAN

The Company has a Section 401(k) Savings Plan available to employees who have completed one full year of service and are age 21 or older.

Concurrent with the January 1, 1996 amendment to the pension plan (discussed previously), the Company amended the 401(k) savings plan to make matching contributions equal to 50% of each employee's contribution of up to 5% of salary. Concurrent with freezing the defined benefit pension plan effective January 1, 2005, the Company amended the 401(k) savings plan to make matching contributions. Beginning January 1, 2005, the Company will match 100% of each employee's contribution of up to 3% of salary and 50% of the next 2% of salary. In addition, for those employees hired before December 31, 2005, who were eligible for the Company's cash balance retirement plan before it was frozen, the Company will make an additional contribution of 2 1/2 % of salary to each employee's account. Company funds contributed prior to 2002 are not vested until a participant has completed five years of service. For matching contributions made in calendar 2002-2004, participants are vested in the matching contribution of their accounts on a graduated basis of 25% a year beginning after two years of service. Full vesting occurs after five years of service. In calendar 2005 and future years, participants are vested immediately in the matching contribution of their accounts. The contribution expense to the Company for the matching program was approximately $3.6 million for Fiscal 2007, $3.6 million for Fiscal 2006 and $1.4 million for Fiscal 2005.

Note 11: Earnings Per Share

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	For the Year Ended February 3, 2007			For the Year Ended January 28, 2006			For the Year Ended January 29, 2005		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Earnings from continuing operations	$68,247			$62,626			$ 48,460		
Less: preferred stock dividends	(256)			(273)			(292)		
BASIC EPS									
Income available to common shareholders	67,991	22,646	$3.00	62,353	22,804	$2.73	48,168	22,008	$2.19
EFFECT OF DILUTIVE SECURITIES									
Options		396			463			406	
Convertible preferred stock (1)	167	67		84	37		-0-	-0-	
4 1/8% convertible subordinated debentures	2,415	3,899		2,467	3,899		2,467	3,899	
Employees' preferred stock (2)		60			62			64	
DILUTED EPS									
Income available to common shareholders plus assumed conversions	$70,573	27,068	$2.61	$ 64,904	27,265	$2.38	$ 50,635	26,377	$1.92

(1) The amount of the dividend on the convertible preferred stock per common share obtainable on conversion of the convertible preferred stock is higher than basic earnings per share for Series 4 for all periods presented, Series 3 for Fiscal 2005 and Series 1 for Fiscal 2005 and 2006. Therefore, conversion of Series 4 convertible preferred stock is not reflected in diluted earnings per share for all periods presented, Series 3 in Fiscal 2005 and Series 1 in Fiscal 2005 and 2006, because it would have been antidilutive. The amount of the dividend on Series 3 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings per share for Fiscal 2006 and 2007. Therefore, conversion of Series 3 preferred shares were included in diluted earnings per share for Fiscal 2006 and 2007. The amount of the dividend on Series 1 convertible preferred stock per common share obtainable on conversion of the convertible preferred stock was less than basic earnings per share for Fiscal 2007. Therefore, conversion of Series 1 preferred shares were included in diluted earnings per share for Fiscal 2007. The shares convertible to common stock for Series 1, 3 and 4 preferred stock would have been 29,917, 37,263 and 13,960, respectively, as of February 3, 2007.

(2) The Company's Employees' Subordinated Convertible Preferred Stock is convertible one for one to the Company's common stock. Because there are no dividends paid on this stock, these shares are assumed to be converted.

Options to purchase 75,459 shares of common stock at $36.40 per share, 2,378 shares of common stock at $40.05 per share, 109,681 shares of common stock at $38.14 per share and 951 shares of common stock at $37.41 per share were outstanding at the end of Fiscal 2007 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Options to purchase 2,378 shares of common stock at $40.05 per share were outstanding at the end of Fiscal 2006 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 32,000 shares of common stock at $32.65 per share were outstanding at the end of Fiscal 2005 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

The weighted shares outstanding reflects the effect of stock buy back programs. In a series of authorizations from Fiscal 1999-2003, the Company's board of directors authorized the repurchase of up to 7.5 million shares. In June 2006, the board authorized an additional $20.0 million in stock repurchases. In August 2006, the board authorized an additional $30.0 million in stock repurchases. The Company repurchased 1,062,400 shares at a cost of $32.1 million during Fiscal 2007. In total, the Company has repurchased 8.2 million shares at a cost of $103.4 million from all authorizations as of February 3, 2007.

The Company's stock-based compensation plans, as of February 3, 2007, are described below. Prior to January 29, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123.

Note 12: Share-Based Compensation Plans

Effective January 29, 2006, the Company adopted SFAS No. 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized for Fiscal 2007 includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123; and (ii) compensation cost for all share-based payments granted on or after January 29, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123(R). In accordance with the modified prospective method, the Company has not restated prior period results

STOCK INCENTIVE PLANS

The Company has two fixed stock incentive plans. Under the 2005 Equity Incentive Plan (the "2005 Plan"), effective as of June 23, 2005, the Company may grant options, restricted shares and other stock-based awards to its management personnel as well as directors for up to 1.0 million shares of common stock. Under the 1996 Stock Incentive Plan (the "1996 Plan"), the Company could grant options to its officers and other key employees of and consultants to the Company as well as directors for up to 4.4 million shares of common stock. There will be no future awards under the 1996 Stock Incentive Plan. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options granted under both plans vest 25% at the end of each year.

For Fiscal 2007, the Company recognized share-based compensation cost of $4.1 million for its fixed stock incentive plans included in selling and administrative expenses in the accompanying Consolidated Statements of Earnings. The Company also recognized a total income tax benefit for share-based compensation arrangements of $1.0 million for Fiscal 2007. The Company did not capitalize any share-based compensation cost.

As a result of adopting SFAS No. 123(R), earnings before income taxes from continuing operations, earnings from continuing operations and net earnings for Fiscal 2007 were $4.1 million, $3.1 million, and $3.1 million lower, respectively, than if the Company had continued to account for share-based compensation under APB No. 25. The effect of adopting SFAS No. 123(R) on basic and diluted earnings per common share for Fiscal 2007 was $0.14 and $0.11, respectively.

The following table illustrates the effect on net earnings per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 for Fiscal 2006 and 2005:

	FISCAL YEARS	
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	2006	2005
Net earnings, as reported	$ 62,686	$ 48,249
Add:		
Stock-based employee compensation expense included in reported net earnings, net of related tax effects	648	418
Deduct:		
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,699)	(2,853)
Pro forma net earnings	$ 59,635	$ 45,814
Earnings per share:		
Basic – as reported	$ 2.74	$ 2.18
Basic – pro forma	$ 2.60	$ 2.07
Diluted – as reported	$ 2.38	$ 1.91
Diluted – pro forma	$ 2.27	$ 1.82

Prior to adopting SFAS No. 123(R), the Company presented the tax benefit of stock option exercises as operating cash flows. SFAS No. 123(R) requires that the cash flows resulting from tax benefits for tax deductions in excess of the compensation cost recognized for those options (excess tax benefit) be classified as financing cash flows. Accordingly, the Company classified excess tax benefits of $2.4 million as financing cash inflows rather than as operating cash inflows on its Consolidated Statement of Cash Flows for Fiscal 2007.

SFAS No. 123(R) also requires companies to calculate an initial "pool" of excess tax benefits available at the adoption date to absorb any unused deferred tax assets that may be recognized under SFAS No. 123(R). The Company has elected to calculate the pool of excess tax benefits under the alternative transition method described in FASB Staff Position ("FSP") No. 123(R)-3,

Note 12: Shared-Based Compensation Plans continued

"Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards," which also specifies the method the Company must use to calculate excess tax benefits reported on the Consolidated Statements of Cash Flows.

The Company granted 110,632 shares, 80,973 shares and 555,500 shares of fixed stock options in Fiscal 2007, 2006 and 2005, respectively. For Fiscal 2007, the Company estimated the fair value of each option award on the date of grant using a Black-Scholes option pricing model. The Company based expected volatility on historical term structures. The Company based the risk free rate on an interest rate for a bond with a maturity commensurate with the expected term estimate. The Company estimated the expected term of stock options using historical exercise and employee termination experience. The Company does not currently pay a dividend. The following table shows the weighted average assumptions used to develop the fair value estimates for Fiscal 2007, 2006 and 2005:

	FISCAL YEARS		
	2007	2006	2005
Volatility	**42.4%**	41.5%	59.7%
Risk Free Rate	**4.6%**	4.4%	4.3%
Expected Term (years)	**4.8**	5.2	6.0
Dividend yields	**0.0%**	0.0%	0.0%

A summary of fixed stock option activity and changes for Fiscal 2007, 2006 and 2005 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)[1]
Oustanding at January 31, 2004	1,994,060	$ 15.26		
Granted	555,500	24.66		
Exercised	(647,461)	13.12		
Forfeited	(8,000)	28.31		
Outstanding at January 29, 2005	1,894,099	$ 18.70		
Granted	80,973	36.51		
Exercised	(510,586)	15.36		
Forfeited	-0-	-0-		
Outstanding at January 28, 2006	1,464,486	$ 20.84		
Granted	110,632	38.13		
Exercised	(357,423)	18.07		
Forfeited	(56,909)	22.68		
OUTSTANDING AT FEBRUARY 3, 2007	**1,160,786**	**$ 23.25**	**6.97**	**$ 20,436**
EXERCISABLE AT FEBRUARY 3, 2007	**640,312**	**$ 19.81**	**6.12**	**$ 13,478**

(1) Based upon the difference between the closing market price of the Company's common stock on the last trading day of the year and the grant price of in-the-money options.

The total intrinsic value, which represents the difference between the underlying stock's market price and the option's exercise price, of options exercised during Fiscal 2007, 2006 and 2005 was $7.3 million, $10.1 million and $8.4 million, respectively.

A summary of the status of the Company's nonvested shares of its fixed stock incentive plans as of February 3, 2007, are presented below:

NONVESTED SHARES	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE
Nonvested at January 28, 2006	806,848	$ 13.11
Granted	110,632	$ 16.42
Vested	(340,097)	$ 12.23
Forfeited	(56,909)	$ 13.24
NONVESTED AT FEBRUARY 3, 2007	(520,474)	$ 14.38

As of February 3, 2007, there were $5.6 million of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the stock incentive plans discussed above. That cost is expected to be recognized over a weighted average period of 1.54 years.

Note 12: Shared-Based Compensation Plans continued

Cash received from option exercises under all share-based payment arrangements for Fiscal 2007, 2006 and 2005 was $6.5 million, $7.8 million and $8.5 million, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $2.4 million, $3.9 million and $3.3 million for the Fiscal 2007, 2006 and 2005, respectively.

RESTRICTED STOCK INCENTIVE PLANS

Director Restricted Stock

The 1996 Plan provided for an automatic grant of restricted stock to non-employee directors on the date of the annual meeting of shareholders at which an outside director is first elected. The outside director restricted stock so granted was to vest with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares have vested, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. The 2005 Plan includes no automatic grant provisions, but permits the board of directors to make awards to non-employee directors. The board granted restricted stock pursuant to the terms of the 2005 Plan to two new non-employee directors in Fiscal 2006 on substantially the same terms as the automatic awards under the 1996 Plan, except that transfer restrictions are to lapse after three years. There were no shares issued in Fiscal 2007. There were 1,370 and 1,198 shares of restricted stock issued to directors for Fiscal 2006 and 2005, respectively.

In addition, under the 1996 Plan an outside director could elect irrevocably to receive all or a specified portion of his annual retainers for board membership and any committee chairmanship for the following fiscal year in a number of shares of restricted stock (the "Retainer Stock"). Shares of the Retainer Stock were granted as of the first business day of the fiscal year as to which the election is effective, subject to forfeiture to the extent not earned upon the outside director's ceasing to serve as a director or committee chairman during such fiscal year. Once the shares were earned, the director was restricted from selling, transferring, pledging or assigning the shares for an additional four years. Under the 2005 Plan, Retainer Stock awards were made during Fiscal 2007 and 2006 on substantially the same terms as the grants under the 1996 Plan, except that transfer restrictions are to lapse three years from the date of grant. For Fiscal 2007, 2006 and 2005, the Company issued 3,022 shares, 2,465 shares and 5,345 shares, respectively, of Retainer Stock.

Also pursuant to the 1996 Plan, annually on the date of the annual meeting of shareholders, beginning in Fiscal 2004, each outside director received restricted stock valued at $44,000 based on the average of stock prices for the first five days in the month of the annual meeting of shareholders. For Fiscal 2007, each outside director received restricted stock pursuant to the terms of the 2005 Plan valued at $60,000 based on the average of stock prices for the first five days in the month of the annual meeting of shareholders. The outside director restricted stock vests with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares vest, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. For Fiscal 2007, 2006 and 2005, the Company issued 16,400 shares, 8,855 shares and 15,822 shares, respectively, of director restricted stock.

For Fiscal 2007, 2006 and 2005, the Company recognized $0.5 million, $0.3 million and $0.3 million, respectively, of director restricted stock related share-based compensation in selling and administrative expenses in the accompanying Consolidated Statements of Earnings.

EMPLOYEE RESTRICTED STOCK

On April 24, 2002, the Company issued 36,764 shares of restricted stock to the President and CEO of the Company under the 1996 Plan. Pursuant to the terms of the grant, these shares vested on April 23, 2005, provided that on such date the grantee remained continuously employed by the Company since the date of the agreement. Compensation cost recognized in selling and administrative expenses in the accompanying Consolidated Statements of Earnings for these shares was $0.1 million and $0.3 million for Fiscal 2006 and 2005, respectively. The 36,764 shares were issued in April 2005.

On June 1, 2001, the Company entered into a three year restricted stock agreement with a senior vice president of the Company. The number of shares to be issued was 20,000 shares and those shares were issued in June 2004. Compensation cost recognized in selling and administrative expenses in the accompanying Consolidated Statements of Earnings for these shares was $0.1 million in Fiscal 2005.

Note 12: Shared-Based Compensation Plans continued

Under the 2005 Plan, the Company issued 166,769 shares of employee restricted stock in Fiscal 2007. These shares vest 25% per year over four years, provided that on such date the grantee has remained continuously employed by the Company since the date of grant. The Company issued 228,594 shares of employee restricted stock in Fiscal 2006. Of the restricted shares issued in Fiscal 2006, 106,445 shares vest at the end of three years and the remaining shares vest 25% per year over four years, provided that on such date the grantee has remained continuously employed by the Company since the date of grant. There were no shares of employee restricted stock issued in Fiscal 2005. The fair value of employee restricted stock is charged against income as compensation cost over the vesting period. Compensation cost recognized in selling and administrative expenses in the accompanying Consolidated Statements of Earnings for these shares was $2.9 million and $0.6 million for Fiscal 2007 and 2006, respectively. A summary of the status of the Company's nonvested shares of its employee restricted stock as of February 3, 2007 are presented below:

NONVESTED SHARES	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE
Nonvested at January 29, 2005	-	-
Granted	228,594	$ 36.46
Vested	-	-
Withheld for federal taxes	-	-
Forfeited	-	-
Nonvested at January 28, 2006	228,594	36.46
Granted	166,769	38.13
Vested	(21,607)	36.51
Withheld for federal taxes	(7,948)	36.51
Forfeited	(4,011)	36.40
NONVESTED AT FEBRUARY 3, 2007	361,797	$ 37.23

EMPLOYEE STOCK PURCHASE PLAN

Under the Employee Stock Purchase Plan, the Company is authorized to issue up to 1.0 million shares of common stock to qualifying full-time employees whose total annual base salary is less than $90,000, effective October 1, 2002. Prior to October 1, 2002, the total annual base salary was limited to $100,000. Under the terms of the Plan, employees could choose each year to have up to 15% of their annual base earnings or $8,500, whichever is lower, withheld to purchase the Company's common stock. The purchase price of the stock was 85% of the closing market price of the stock on either the exercise date or the grant date, whichever was less. The Company's board of directors amended the Company's Employee Stock Purchase Plan effective October 1, 2005 to provide that participants may acquire shares under the Plan at a 5% discount from fair market value on the last day of the Plan year. Employees can choose each year to have up to 15% of their annual base earnings or $9,500, whichever is lower, withheld to purchase the Company's common stock. Under SFAS No. 123(R), shares issued under the Plan as amended are non-compensatory. Under the Plan, the Company sold 9,787 shares, 24,978 shares and 24,529 shares to employees in Fiscal 2007, 2006 and 2005, respectively.

STOCK PURCHASE PLANS

Stock purchase accounts arising out of sales to employees prior to 1972 under certain employee stock purchase plans amounted to $174,000 and $184,000 at February 3, 2007 and January 28, 2006, respectively, and were secured at February 3, 2007, by 9,060 employees' preferred shares. Payments on stock purchase accounts under the stock purchase plans have been indefinitely deferred. No further sales under these plans are contemplated.

Note 13: Legal Proceedings

ENVIRONMENTAL MATTERS

New York State Environmental Matters

In August 1997, the New York State Department of Environmental Conservation ("NYSDEC") and the Company entered into a consent order whereby the Company assumed responsibility for conducting a remedial investigation and feasibility study ("RIFS") and implementing an interim remediation measure ("IRM") with regard to the site of a knitting mill operated by a former subsidiary of the Company from 1965 to 1969. The Company undertook the IRM and RIFS voluntarily, without admitting liability or accepting responsibility for any future remediation of the site. The Company has concluded the IRM and the RIFS.

Note 13: Legal Proceedings continued

In the course of preparing the RIFS, the Company identified remedial alternatives with estimated undiscounted costs ranging from $-0- to $24.0 million, excluding amounts previously expended or provided for by the Company, as described in this footnote. The United States Environmental Protection Agency, which has assumed primary regulatory responsibility for the site from NYSDEC, adopted a Proposed Remedial Action Plan ("PRAP") in February 2007. The PRAP, which is subject to modification, recommends a combination of groundwater extraction and treatment and in-site chemical oxidation at an estimated present worth cost of approximately $10.7 million.

The Company has not ascertained what responsibility, if any, it has for any contamination in connection with the facility or what other parties may be liable in that connection and is unable to predict the extent of its liability, if any, beyond that voluntarily assumed by the consent order. The Company's voluntary assumption of certain responsibility to date was based upon its judgment that such action was preferable to litigation to determine its liability, if any, for contamination related to the site. The Company intends to continue to evaluate the costs of further voluntary remediation versus the costs and uncertainty of litigation.

As part of its analysis of whether to undertake further voluntary action, the Company has assessed various methods of preventing potential future impact of contamination from the site on two public wells that are in the expected future path of the groundwater plume from the site. The Village of Garden City has proposed the installation at the supply wells of enhanced treatment measures at an estimated cost of approximately $2.6 million, with estimated future costs of up to $2.0 million. In the third quarter of Fiscal 2005, the Company provided for the estimated cost of a remedial alternative it considers adequate to prevent such impact and which it would be willing to implement voluntarily. The Village of Garden City has also asserted that the Company is liable for historical costs of treatment at the wells totaling approximately $3.4 million. Because of evidence with regard to when contaminants from the site of the Company's former operations first reached the wells, the Company believes it should have no liability with respect to such historical costs.

In December 2005, the U.S. Environmental Protection Agency ("EPA") notified the Company that it considers the Company a potentially responsible party ("PRP") with respect to contamination at two Superfund sites in New York State. The sites were used as landfills for process wastes generated by a glue manufacturer, which acquired tannery wastes from several tanners, allegedly including the Company's Whitehall tannery, for use as raw materials in the gluemaking process. The Company has no records indicating that it ever provided raw materials to the gluemaking operation and has not been able to establish whether EPA's substantive allegations are accurate. The Company has joined a joint defense group with other tannery PRP's with respect to one of the two sites. The joint defense group has developed an estimated cost of remediation for the site and proposed an allocation of liabilities among the PRP's that, if accepted, is estimated to result in liability to the Company of approximately $100,000 with respect to the site. There is no assurance that the proposed allocation will be accepted or that the actual cost of remediation will not exceed the estimate. While the Company presently cannot predict with assurance its liability, if any, with respect to the second site associated with the glue manufacturer's waste disposal, it does not presently expect that its aggregate exposure with respect to the two landfill sites will have a material adverse effect on its financial condition or results of operations.

Whitehall Environmental Matters

The Company has performed sampling and analysis of soil, sediments, surface water, groundwater and waste management areas at the Company's former Volunteer Leather Company facility in Whitehall, Michigan.

The Company has submitted to the Michigan Department of Environmental Quality ("MDEQ") and provided for certain costs associated with a remedial action plan (the "Plan") designed to bring the property into compliance with regulatory standards for non-industrial uses. The Company estimates that the costs of resolving environmental contingencies related to the Whitehall property range from $1.4 million to $5.9 million, and considers the cost of implementing the Plan to be the most likely cost within that range. While management believes that the Plan should be sufficient to satisfy applicable regulatory standards with respect to the site, until the Plan is finally approved by MDEQ, management cannot provide assurances that no further remediation will be required or that its estimate of the range of possible costs or of the most likely cost of remediation will prove accurate.

ACCRUAL FOR ENVIRONMENTAL CONTINGENCES

Related to all outstanding environmental contingencies, the Company had accrued $5.8 million as of February 3, 2007 and $5.4 million as of January 28, 2006. All such provisions reflect the Company's estimates of the most likely cost (undiscounted,

Note 13: Legal Proceedings continued

including both current and noncurrent portions) of resolving the contingencies, based on facts and circumstances as of the time they were made. There is no assurance that relevant facts and circumstances will not change, necessitating future changes to the provisions. Such contingent liabilities are included in the liability arising from provision for discontinued operations on the accompanying Consolidated Balance Sheets.

OTHER MATTERS

Patent Action

In January 2003, the Company was named a defendant in an action filed in the United States District Court for the Eastern District of Pennsylvania, Schoenhaus, et al. vs. Genesco Inc., et al., alleging that certain features of shoes in the Company's Johnston & Murphy line infringe the plaintiff's patent, misappropriate trade secrets and involve conversion of the plaintiff's proprietary information and unjust enrichment of the Company. On January 10, 2005, the court granted summary judgment to the Company on the patent claims, finding that the accused products do not infringe the plaintiff's patent. The plaintiffs appealed the summary judgment to the U.S. Court of Appeals for the Federal Circuit, pending which the trial court stayed the remainder of the case. On March 15, 2006, the Court of Appeals affirmed the summary judgment in the Company's favor. In December 2006, the Company and the plaintiffs settled all remaining claims in the action, which was then dismissed.

California Employment Matters

On October 22, 2004, the Company was named a defendant in a putative class action filed in the Superior Court of the State of California, Los Angeles, Schreiner vs. Genesco Inc., et al., alleging violations of California wages and hours laws, and seeking damages of $40 million plus punitive damages. On May 4, 2005, the Company and the plaintiffs reached an agreement in principle to settle the action, subject to court approval and other conditions. In connection with the proposed settlement, to provide for the settlement payment to the plaintiff class and related expenses, the Company recognized a charge of $2.6 million before taxes included in Restructuring and Other, net in the Consolidated Statements of Earnings for the first three months of Fiscal 2006. On May 25, 2005, a second putative class action, Drake vs. Genesco Inc., et al., making allegations similar to those in the Schreiner complaint on behalf of employees of the Company's Johnston & Murphy division, was filed by a different plaintiff in the California Superior Court, Los Angeles. On November 22, 2005, the Schreiner court granted final approval of the settlement and the Company and the Drake plaintiff reached an agreement on November 17, 2005 to settle that action. The two matters were resolved more favorably to the Company than originally expected, as not all members of the plaintiff class in Schreiner submitted claims and because the court required that plaintiff's counsel bear the administrative expenses of the settlement. Consequently, the Company recognized income of $0.9 million before tax, reflected in Restructuring and Other, net, in the Consolidated Statements of Earnings for the third quarter of Fiscal 2006.

On November 4, 2005, a former employee gave notice to the California Labor Work Force Development Agency ("LWDA") of a claim against Genesco for allegedly failing to provide a payroll check that is negotiable and payable in cash, on demand, without discount, at an established place of business in California, as required by the California Labor Code. On May 18, 2006, the same claimant filed a putative class, representative and private attorney general action alleging the same violations of the Labor Code in the Superior Court of California, Alameda County, seeking statutory penalties, damages, restitution, and injunctive relief. The Company disputes the material allegations of the complaint and intends to defend the matter vigorously.

Note 14: Business Segment Information

The Company operates five reportable business segments (not including corporate): Journeys Group, comprised of the Journeys, Journeys Kidz and Shi by Journeys retail footwear chains, catalog and e-commerce operations; Underground Station Group, comprised of the Underground Station and Jarman retail footwear chains and e-commerce operations; Hat World Group, comprised of the Hat World, Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection and Lids Kids retail headwear chains and e-commerce operations; Johnston & Murphy Group, comprised of Johnston & Murphy retail operations, catalog and e-commerce operations and wholesale distribution; and Licensed Brands, comprised primarily of *Dockers® Footwear.*

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are based on the way management organizes the segments in order to make operating decisions and assess performance along types of products sold. Journeys Group, Underground Station Group and Hat World

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14: Business Segment Information continued

Group sell primarily branded products from other companies while Johnston & Murphy Group and Licensed Brands sell primarily the Company's owned and licensed brands.

Corporate assets include cash, deferred income taxes, deferred note expense and corporate fixed assets. The Company charges allocated retail costs of distribution to each segment and unallocated retail costs of distribution to the corporate segment. The Company does not allocate certain costs to each segment in order to make decisions and assess performance. These costs include corporate overhead, stock compensation, interest expense, interest income, restructuring charges and other, including litigation.

Fiscal 2007 IN THOUSANDS	Journeys Group	Underground Station Group	Hat World Group	Johnston & Murphy Group	Licensed Brands	Corporate & Other	Consolidated
Sales	$696,889	$155,069	$342,641	$186,979	$ 79,158	$ 478	$1,461,214
Intercompany sales	-0-	-0-	-0-	-0-	(736)	-0-	(736)
NET SALES TO EXTERNAL CUSTOMERS	$696,889	$155,069	$342,641	$186,979	$ 78,422	$ 478	$1,460,478
Segment operating income (loss)	$ 83,835	$ 3,844	$ 41,359	$ 15,337	$ 6,777	$(29,002)	$ 122,150
Restructuring and other	-0-	-0-	-0-	-0-	-0-	(1,105)	(1,105)
EARNINGS (LOSS) FROM OPERATIONS	83,835	3,844	41,359	15,337	6,777	(30,107)	121,045
Interest expense	-0-	-0-	-0-	-0-	-0-	(10,488)	(10,488)
Interest income	-0-	-0-	-0-	-0-	-0-	561	561
EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	$ 83,835	$ 3,844	$ 41,359	$ 15,337	$ 6,777	$(40,034)	$ 111,118
Total assets	$204,218	$ 56,385	$282,989	$ 67,732	$ 22,290	$ 95,759	$ 729,373
Depreciation	16,294	4,604	10,705	2,957	62	5,684	40,306
Capital expenditures	33,250	4,723	23,722	6,255	85	5,252	73,287

Fiscal 2006 IN THOUSANDS	Journeys Group	Underground Station Group	Hat World Group	Johnston & Murphy Group	Licensed Brands	Corporate & Other	Consolidated
Sales	$593,516	$164,054	$297,271	$170,015	$ 59,194	$ 290	$1,284,340
Intercompany sales	-0-	-0-	-0-	-0-	(464)	-0-	(464)
NET SALES TO EXTERNAL CUSTOMERS	$593,516	$164,054	$297,271	$170,015	$ 58,730	$ 290	$1,283,876
Segment operating income (loss)	$ 73,346	$ 10,890	$ 40,133	$ 10,396	$ 4,167	$(23,852)	$ 115,080
Restructuring and other	-0-	-0-	-0-	-0-	-0-	(2,253)	(2,253)
EARNINGS (LOSS) FROM OPERATIONS	73,346	10,890	40,133	10,396	4,167	(26,105)	112,827
Interest expense	-0-	-0-	-0-	-0-	-0-	(11,482)	(11,482)
Interest income	-0-	-0-	-0-	-0-	-0-	1,125	1,125
EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	$ 73,346	$ 10,890	$ 40,133	$ 10,396	$ 4,167	$(36,462)	$ 102,470
Total assets	$166,890	$ 57,180	$244,186	$ 60,978	$ 23,207	$133,677	$ 686,118
Depreciation	13,213	4,057	9,173	2,833	47	5,299	34,622
Capital expenditures	24,292	6,913	21,126	2,443	132	2,040	56,946

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14: Business Segment Information continued

Fiscal 2005 IN THOUSANDS	Journeys Group	Underground Station Group	Hat World Group	Johnston & Murphy Group	Licensed Brands	Corporate & Other	Consolidated
Sales	$521,942	$148,039	$216,270	$162,599	$ 63,985	$ 323	$1,113,158
Intercompany sales	-0-	-0-	-0-	-0-	(477)	-0-	(477)
NET SALES TO EXTERNAL CUSTOMERS	$521,942	$148,039	$216,270	$162,599	$ 63,508	$ 323	$1,112,681
Segment operating income (loss)	$ 60,065	$ 6,963	$ 30,522	$ 9,230	$ 6,075	$(23,570)	$ 89,285
Restructuring and other	-0-	-0-	-0-	-0-	-0-	(1,221)	(1,221)
EARNINGS (LOSS) FROM OPERATIONS	60,065	6,963	30,522	9,230	6,075	(24,791)	88,064
Interest expense	-0-	-0-	-0-	-0-	-0-	(11,373)	(11,373)
Interest income	-0-	-0-	-0-	-0-	-0-	411	411
EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	$ 60,065	$ 6,963	$ 30,522	$ 9,230	$ 6,075	$(35,753)	$ 77,102
Total assets	$152,292	$ 54,216	$219,795	$ 62,043	$ 18,469	$128,756	$ 635,571
Depreciation	12,409	3,727	6,599	2,793	112	5,626	31,266
Capital expenditures	10,858	6,051	12,898	3,154	35	6,484	39,480

Note 15: Quarterly Financial Information (Unaudited)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	1st Quarter 2007	1st Quarter 2006	2nd Quarter 2007	2nd Quarter 2006	3rd Quarter 2007	3rd Quarter 2006	4th Quarter 2007(A)	4th Quarter 2006	Fiscal Year 2007(B)	Fiscal Year 2006
Net sales	**$315,018**	$286,085	**$304,301**	$275,168	**$364,298**	$316,336	**$476,861**	$406,287	**$1,460,478**	$1,283,876
Gross margin	**161,369**	146,553	**153,390**	138,958	**181,454**	161,511	**234,622**	205,385	**730,835**	652,407
Earnings before income taxes from continuing operations	**17,480**(1)	13,726(3)	**10,131**(5)	11,265(6)	**26,431**(7)	26,406(9)	**57,076**(11)	51,073	**111,118**	102,470
Earnings from continuing operations	**10,666**	8,426	**5,944**	6,766	**15,975**	16,238	**35,662**	31,196	**68,247**	62,626
Net earnings	**10,477**(2)	8,491(4)	**5,944**	6,766	**15,877**(8)	16,143(10)	**35,348**(12)	31,286(13)	**67,646**	62,686
Diluted earnings per common share:										
Continuing operations	**.41**	.33	**.24**	.27	**.62**	.62	**1.36**	1.15	**2.61**	2.38
Net earnings	**.40**	.34	**.24**	.27	**.62**	.61	**1.35**	1.15	**2.59**	2.38

(1) Includes a net restructuring and other charge of $0.1 million (see Note 3).
(2) Includes a loss of $0.2 million, net of tax, from discontinued operations (see Note 3).
(3) Includes a net restructuring and other charge of $2.9 million (see Note 3).
(4) Includes a gain of $0.1 million, net of tax, from discontinued operations (see Note 3).
(5) Includes a net restructuring and other charge of $0.5 million (see Note 3).
(6) Includes a net restructuring and other charge of $0.2 million (see Note 3).
(7) Includes a net restructuring and other charge of $1.1 million (see Note 3).
(8) Includes a loss of $0.1 million, net of tax, from discontinued operations (see Note 3).
(9) Includes a net restructuring and other credit of $0.8 million (see Note 3).
(10) Includes a loss of $0.1 million, net of tax, from discontinued operations (see Note 3).
(11) Includes a net restructuring and other credit of $0.6 million (see Note 3).
(12) Includes a loss of $0.3 million, net of tax, from discontinued operations (see Note 3).
(13) Includes a gain of $0.1 million, net of tax, from discontinued operations (see Note 3).

(A) 14 week period vs. 13 weeks in prior period.
(B) 53 week period vs. 52 weeks in prior period.

CORPORATE INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held Wednesday, June 27, 2007, at 10:00 a.m. CDT, at the corporate headquarters in Genesco Park, Nashville, Tennessee.

CORPORATE HEADQUARTERS

Genesco Park
1415 Murfreesboro Road – P.O. Box 731
Nashville, Tennessee 37202-0731

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young
150 Fourth Avenue North
Suite 1400
Nashville, Tennessee 37219

TRANSFER AGENT AND REGISTRAR

Communications concerning stock transfer, preferred stock dividends, consolidating accounts, change of address and lost or stolen stock certificates should be directed to the transfer agent. When corresponding with the transfer agent, shareholders should state the exact name(s) in which the stock is registered and certificate number, as well as old and new information about the account.

Computershare Phone #: 781-575-2879
Address: Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
Private Couriers/Registered mail:
Computershare
250 Royall Street
Canton, Massachusetts 02021
Questions & Inquiries via our Website:
http://www.computershare.com
Hearing Impaired #: TDD: 1-800-952-9245

INVESTOR RELATIONS

Security analysts, portfolio managers or other investment community representatives should contact:

James S. Gulmi, Senior Vice President–Finance
and Chief Financial Officer
Genesco Park, Suite 490–P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8325

OTHER INFORMATION

Certifications by the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the Company's 2007 Annual Report on Form 10-K. The Chief Executive Officer has submitted to the New York Stock Exchange (NYSE) the annual CEO certification for Fiscal 2007 regarding the Company's compliance with the NYSE's corporate governance listing standards.

FORM 10-K

Each year Genesco files with the Securities and Exchange Commission a Form 10-K which contains more detailed information. Any shareholder who would like to receive, without charge, a single copy (without exhibits), or who would like to receive extra copies of any Genesco shareholder publication should send a request to:

Claire S. McCall
Director, Corporate Relations
Genesco Park, Suite 490–P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8283

COMMON STOCK LISTING

New York Stock Exchange, Chicago Stock Exchange
Symbol: GCO

SHAREHOLDER INFORMATION LINE

Genesco maintains a toll-free shareholder information line, 1-800-6400-GCO (1-800-640-0426), to provide shareholders with information about the Company.

Shareholders may also request a copy of the Company's quarterly earnings release at this number. The Company updates the list of quarterly information recipients annually and reminds shareholders to call each year the number above if they wish to remain on the list.

BOARD OF DIRECTORS AND CORPORATE OFFICERS

Board of Directors

JAMES S. BEARD
Retired President, Caterpillar Financial Services Corporation
Nashville, Tennessee
Member of the audit and finance committees

LEONARD L. BERRY
Distinguished Professor of Marketing
M. B. Zale Chair in Retailing and Marketing Studies
Department of Marketing
Mays Business School
Texas A&M University
College Station, Texas
Member of the compensation and nominating and governance committees

WILLIAM F. BLAUFUSS, JR.
Consultant
Nashville, Tennessee
Member of the audit and finance committees

JAMES W. BRADFORD
Dean, Owen Graduate School of Management, Vanderbilt University
Nashville, Tennessee
Member of the finance and nominating and governance committees

ROBERT V. DALE
Consultant
Nashville, Tennessee
Chairman of the audit and nominating and governance committees

ROBERT J. DENNIS
President and Chief Operating Officer
Genesco Inc.

MATTHEW C. DIAMOND
Chairman and Chief Executive Officer
Alloy, Inc.
New York, New York
Chairman of the compensation committee, member of the finance committee

MARTY G. DICKENS
President
AT&T – Tennessee
Nashville, Tennessee
Chairman of the finance committee, member of the nominating and governance committee

BEN T. HARRIS
Former Chairman
Genesco Inc.

KATHLEEN MASON
President and Chief Executive Officer
Tuesday Morning Corporation
Dallas, Texas
Member of the audit and compensation committees

HAL N. PENNINGTON
Chairman and Chief Executive Officer
Genesco Inc.

WILLIAM A. WILLIAMSON, JR.
Private Investor
Montgomery, Alabama
Member of the compensation and nominating and governance committees

Corporate Officers

HAL N. PENNINGTON
Chairman and Chief Executive Officer
45 years with Genesco

ROBERT J. DENNIS
President and Chief Operating Officer
3 years with Genesco

JAMES S. GULMI
Senior Vice President – Finance and Chief Financial Officer
35 years with Genesco

JAMES C. ESTEPA
Senior Vice President
President and Chief Executive Officer, Genesco Retail Division
22 years with Genesco

JONATHAN D. CAPLAN
Senior Vice President
Chief Executive Officer, Genesco Branded Group
14 years with Genesco

KENNETH J. KOCHER
Senior Vice President
President, Hat World, Inc.
3 years with Genesco

JOHN W. CLINARD
Senior Vice President – Administration and Human Resources
35 years with Genesco

ROGER G. SISSON
Senior Vice President, Secretary and General Counsel
13 years with Genesco

MIMI E. VAUGHN
Senior Vice President – Strategy and Business Development
4 years with Genesco

MATTHEW N. JOHNSON
Vice President – Finance and Treasurer
14 years with Genesco

PAUL D. WILLIAMS
Vice President and Chief Accounting Officer
30 years with Genesco

GENESCO RETAIL STORES AS OF 2/3/07

Alaska
ANCHORAGE LIDS (2), JOURNEYS (2)
FAIRBANKS LIDS, JOURNEYS

Alabama
AUBURN HAT SHACK, JOURNEYS
BIRMINGHAM HAT SHACK, HAT WORLD, LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION
DOTHAN HAT WORLD, JOURNEYS
FAIRFIELD UNDERGROUND STATION
FLORENCE JOURNEYS
FOLEY LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
GADSDEN HAT SHACK
HOMEWOOD JOURNEYS
HOOVER JARMAN SHOE STORE, JOURNEYS, SHI
HUNTSVILLE HAT SHACK, LIDS, JOURNEYS (2), UNDERGROUND STATION
MOBILE HAT SHACK, JOURNEYS, UNDERGROUND STATION
MONTGOMERY HAT SHACK, JOURNEYS, UNDERGROUND STATION
OXFORD HAT SHACK, UNDERGROUND STATION
SPANISH FORT JOURNEYS
TUSCALOOSA HAT SHACK, JOURNEYS

Alberta
CALGARY HEAD QUARTERS
EDMONTON CAP CONNECTION (3), HEAD QUARTERS (2)
RED DEER LIDS

Arkansas
FAYETTEVILLE HAT WORLD, JOURNEYS, JOURNEYS KIDZ
FORT SMITH HAT WORLD, JOURNEYS
HOT SPRINGS JOURNEYS
JONESBORO LIDS, JOURNEYS
NORTH LITTLE ROCK JOURNEYS (2), HAT WORLD, UNDERGROUND STATION
PINE BLUFF HAT WORLD, JOURNEYS
ROGERS HAT WORLD, JOURNEYS

Arizona
CHANDLER JOURNEYS, JOURNEYS KIDZ
FLAGSTAFF JOURNEYS LIDS
GLENDALE LIDS, JOURNEYS
MESA JOURNEYS (2), UNDERGROUND STATION
PHOENIX HAT WORLD (1), LIDS (2), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS (4), JOURNEYS KIDZ, UNDERGROUND STATION (2)
PRESCOTT JOURNEYS
SCOTTSDALE JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
TEMPE LIDS, JOURNEYS, JOURNEYS KIDZ
TUCSON HAT WORLD (1), LIDS (2), JARMAN SHOE STORE, JOURNEYS (2), JOURNEYS KIDZ

British Columbia
BURNABY LIDS
KELOWNA HEAD QUARTERS
LANGLEY HEAD QUARTERS
NANAIMO LIDS
SURREY LIDS
VICTORIA HEAD QUARTERS

California
ALPINE JOURNEYS
ANTIOCH LIDS
ARCADIA LIDS, JOURNEYS
BAKERSFIELD LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
BREA LIDS, JOURNEYS
BURBANK LIDS, JOURNEYS
CABAZON JOHNSTON & MURPHY OUTLET
CAMARILLO JOHNSTON & MURPHY OUTLET
CANOGA PARK LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
CAPITOLA LIDS, JOURNEYS
CARLSBAD LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS, UNDERGROUND STATION
CERRITOS LIDS, JOURNEYS
CHICO LIDS JOURNEYS
CHULA VISTA HAT WORLD, JOURNEYS
CITRUS HEIGHTS JOURNEYS
CITY OF INDUSTRY JOURNEYS
COMMERCE LIDS, JOURNEYS
CONCORD LIDS, JOURNEYS
COSTA MESA JOHNSTON & MURPHY SHOP, JOURNEYS
CULVER CITY LIDS UNDERGROUND STATION
DALY CITY JOURNEYS
DOWNEY LIDS, JOURNEYS
EL CAJON LIDS, JOURNEYS
EL CENTRO LIDS, JOURNEYS
ESCONDIDO LIDS, JOURNEYS
EUREKA HAT WORLD, JOURNEYS
FAIRFIELD JOURNEYS, UNDERGROUND STATION
FOLSOM LIDS
FRESNO LIDS JARMAN SHOE STORE
GILROY LIDS JOHNSTON & MURPHY OUTLET
GLENDALE LIDS
HANFORD LIDS, JOURNEYS
HAYWARD UNDERGROUND STATION
LAKEWOOD LIDS, JOURNEYS, UNDERGROUND STATION
LONG BEACH LIDS
LOS ANGELES LIDS (3), JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
MILPITAS LIDS JOURNEYS
MODESTO LIDS, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ
MONTCLAIR JOURNEYS, LIDS, UNDERGROUND STATION
MONTEBELLO LIDS, JARMAN SHOE STORE, JOURNEYS
MONTEREY LIDS
MORENO VALLEY LIDS, JOURNEYS
NATIONAL CITY LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
NEWARK LIDS JOURNEYS
NORTHRIDGE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
ONTARIO LIDS JOURNEYS, JOURNEYS KIDZ
ORANGE LIDS (2)
PALM DESERT LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
PALMDALE LIDS, JOURNEYS
PISMO BEACH JOURNEYS
PLEASANTON JOURNEYS
RANCHO CUCAMONGA JOURNEYS
REDDING JOURNEYS
REDONDO BEACH LIDS, JOURNEYS
RICHMOND UNDERGROUND STATION
RIVERSIDE LIDS, JOURNEYS
ROSEVILLE JOURNEYS
SACRAMENTO LIDS (3), JOURNEYS (2)
SALINAS LIDS (2), JOURNEYS
SAN BERNADINO LIDS, JOURNEYS
SAN BRUNO JOURNEYS
SAN DIEGO LIDS (3), JOHNSTON & MURPHY SHOP, JOURNEYS (3)
SAN FRANCISCO LIDS (2), JOHNSTON & MURPHY SHOP
SAN JOSE LIDS (2), JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION
SAN LEANDRO LIDS
SAN MATEO LIDS, JOURNEYS
SAN RAFAEL JOURNEYS
SAN YSIDRO JOURNEYS
SANTA ANA LIDS, JOURNEYS
SANTA CLARA HAT WORLD, JOURNEYS, JOURNEYS KIDZ
SANTA MONICA LIDS
SANTA ROSA LIDS JOURNEYS
SHERMAN OAKS JOURNEYS
SIMI VALLEY JOURNEYS
STOCKTON JOURNEYS
TEMECULA JOURNEYS
THOUSAND OAKS JOURNEYS
TRACY HAT WORLD, JOURNEYS
TULARE JOURNEYS
VALENCIA JOURNEYS
VENTURA HAT WORLD, JOURNEYS
VISALIA LIDS, JOURNEYS
WEST COVINA LIDS, JOURNEYS, UNDERGROUND STATION
WESTMINSTER LIDS, JOURNEYS
YUBA CITY LIDS JOURNEYS

Colorado
AURORA LIDS (2), JOURNEYS, UNDERGROUND STATION
BROOMFIELD LIDS JOURNEYS
CASTLE ROCK LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
COLORADO SPRINGS LIDS(2), JOURNEYS, UNDERGROUND STATION
DENVER LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2)
FT. COLLINS JOURNEYS
GRAND JUNCTION LIDS, JOURNEYS
GREELEY JOURNEYS
LAKEWOOD LIDS JOURNEYS
LITTLETON HAT WORLD, JOURNEYS (2)
LONGMONT JOURNEYS
LOVELAND LIDS, JOURNEYS
PUEBLO LIDS, JOURNEYS
SILVERTHORNE JOURNEYS
WESTMINSTER LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

Connecticut
CLINTON JOHNSTON & MURPHY OUTLET
DANBURY LIDS, JOURNEYS
FARMINGTON LIDS, JOHNSTON & MURPHY SHOP
MANCHESTER LIDS, JOURNEYS
MERIDEN LIDS, JOURNEYS
MILFORD LIDS, JOURNEYS, UNDERGROUND STATION
STAMFORD JOHNSTON & MURPHY SHOP, JOURNEYS
TRUMBULL LIDS, JOURNEYS
WATERBURY LIDS, JOURNEYS
WATERFORD LIDS, JOURNEYS
WESTPORT JOHNSTON & MURPHY SHOP

Delaware
DOVER HAT WORLD, JOURNEYS
NEWARK LIDS JOHNSTON & MURPHY SHOP, JOURNEYS
REHOBOTH BEACH LIDS, JOURNEYS
WILMINGTON JOURNEYS

District of Columbia
WASHINGTON DC LIDS, JOHNSTON & MURPHY SHOP (3)

Florida
ALTAMONTE SPRINGS LIDS JOURNEYS
AVENTURA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BOCA RATON LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BOYNTON BEACH LIDS, JOURNEYS, UNDERGROUND STATION
BRADENTON JOURNEYS
BRANDON LIDS, JOURNEYS
CLEARWATER HAT SHACK, LIDS JOURNEYS
CORAL SPRINGS HAT SHACK, JOURNEYS, UNDERGROUND STATION
DAYTONA BEACH LIDS, JOURNEYS
DESTIN LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
ELLENTON JOURNEYS, JOHNSTON & MURPHY OUTLET
ESTERO JOHNSTON & MURPHY OUTLET, JOURNEYS
FT. LAUDERDALE JOURNEYS
FT. MYERS LIDS (2), JOURNEYS, UNDERGROUND STATION
GAINESVILLE HAT SHACK, LIDS, JOURNEYS UNDERGROUND STATION
HIALEAH HAT SHACK
JACKSONVILLE HAT SHACK, LIDS (2), JOURNEYS (2), UNDERGROUND STATION (2)
JENSEN BEACH JOURNEYS, JARMAN SHOE STORE
KISSIMMEE LIDS, JOURNEYS
LAKE WALES JOURNEYS
LAKELAND HAT WORLD, JOURNEYS
MARY ESTHER HAT SHACK, JOURNEYS
MELBOURNE HAT SHACK, JOURNEYS
MERRITT ISLAND JOURNEYS
MIAMI HAT SHACK, LIDS, JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION (4)
MIAMI BEACH JOURNEYS
NAPLES LIDS JOURNEYS
OCOEE LIDS, JOURNEYS, UNDERGROUND STATION
ORANGE PARK LIDS JOURNEYS
ORLANDO HAT SHACK, LIDS (3), JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS (4), JOURNEYS KIDZ (2), UNDERGROUND STATION (2)
OVIEDO JOURNEYS
PALM BEACH GARDENS JOHNSTON & MURPHY SHOP, JOURNEYS
PANAMA CITY LIDS, JOURNEYS
PEMBROKE PINES LIDS, JOURNEYS
PENSACOLA LIDS JOURNEYS UNDERGROUND STATION
PLANTATION JOURNEYS, LIDS
PORT CHARLOTTE JOURNEYS
PORT RICHEY HAT SHACK, JOURNEYS
SANFORD HAT SHACK, JOURNEYS
SARASOTA LIDS, JOURNEYS
ST. PETERSBURG JOURNEYS, LIDS, UNDERGROUND STATION
SUNRISE HAT SHACK, LIDS, JOURNEYS UNDERGROUND STATION
TALLAHASSEE HAT SHACK, HAT WORLD, LIDS, JOURNEYS (2), UNDERGROUND STATION
TAMPA HAT SHACK, LIDS (2), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION
VERO BEACH LIDS, JOURNEYS
WELLINGTON JOHNSTON & MURPHY SHOP, JOURNEYS
WEST PALM BEACH LIDS JARMAN SHOE STORE, JOURNEYS (2), UNDERGROUND STATION

Georgia
ALBANY JOURNEYS
ALPHARETTA HAT SHACK, LIDS, JOURNEYS
ATHENS HAT SHACK, JOURNEYS
ATLANTA HAT SHACK (3), LIDS (2), JARMAN SHOE STORE (2), JOHNSTON & MURPHY SHOP (3), JOURNEYS (3), UNDERGROUND STATION (2)
AUGUSTA LIDS, JOURNEYS, UNDERGROUND STATION
BRUNSWICK JOURNEYS
BUFORD HAT SHACK, LIDS, JOURNEYS, JOURNEYS KIDZ

GENESCO RETAIL STORES AS OF 2/3/07

CENTERVILLE JOURNEYS
COLUMBUS HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION
DALTON JOURNEYS
DARIEN JOHNSTON & MURPHY OUTLET
DAWSONVILLE LIDS, JOHNSTON & MURPHY OUTLET
DECATUR LIDS, JARMAN SHOE STORE
DOUGLASVILLE HAT SHACK, JOURNEYS
DULUTH HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION
KENNESAW HAT SHACK, LIDS, JOURNEYS, JOURNEYS KIDZ
LAWRENCEVILLE JOURNEYS, UNDERGROUND STATION
LITHONIA HAT SHACK, JOURNEYS, UNDERGROUND STATION
MACON HAT SHACK, JOURNEYS, UNDERGROUND STATION
MORROW LIDS (2), UNDERGROUND STATION
ROME LIDS, JOURNEYS
SAVANNAH LIDS (2), JOURNEYS (2), UNDERGROUND STATION
UNION CITY UNDERGROUND STATION
VALDOSTA JOURNEYS

Hawaii

AIEA LIDS, JOURNEYS
HILO LIDS, JOURNEYS
HONOLULU LIDS (3), JOURNEYS
KAHULUI LIDS, JOURNEYS
KAILUA-KONA LIDS
KANEOHE LIDS, JOURNEYS
LAHAINA LIDS
LIHUE LIDS

Idaho

BOISE JOURNEYS
IDAHO FALLS JOURNEYS
TWIN FALLS JOURNEYS

Illinois

AURORA LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS (2), UNDERGROUND STATION
BLOOMINGDALE HAT WORLD, JOURNEYS, UNDERGROUND STATION
BLOOMINGTON HAT WORLD, JOURNEYS
CALUMET CITY LIDS, UNDERGROUND STATION
CARBONDALE JOURNEYS
CHAMPAIGN LIDS, JOURNEYS
CHICAGO LIDS (4), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), UNDERGROUND STATION
CHICAGO RIDGE LIDS, JOURNEYS, UNDERGROUND STATION
EVERGREEN PARK LIDS, UNDERGROUND STATION
FAIRVIEW HEIGHTS JOURNEYS, LIDS
FORSYTH JOURNEYS
GURNEE LIDS, JOURNEYS
JOLIET LIDS, UNDERGROUND STATION
LINCOLNWOOD LIDS, UNDERGROUND STATION
LOMBARD LIDS, JOURNEYS
MATTESON HAT WORLD
MOLINE HAT WORLD, JOURNEYS
MT. PROSPECT HAT WORLD
NORRIDGE LIDS, JARMAN SHOE STORE, UNDERGROUND STATION
NORTH RIVERSIDE LIDS, JOURNEYS, UNDERGROUND STATION
NORTHBROOK JOHNSTON & MURPHY SHOP
OAKBROOK JOHNSTON & MURPHY SHOP
ORLAND PARK LIDS (2), JOURNEYS, JOURNEYS KIDZ
PEORIA LIDS, JOURNEYS
PERU LIDS
ROCKFORD HAT WORLD, JOURNEYS
SCHAUMBURG LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
SPRINGFIELD LIDS, JOURNEYS
VERNON HILLS JOURNEYS, LIDS
WEST DUNDEE JOURNEYS, LIDS

Indiana

BLOOMINGTON LIDS, JOURNEYS
CARMEL LIDS
CLARKSVILLE HAT WORLD, JOURNEYS
EDINBURGH LIDS
ELKHART HAT WORLD
EVANSVILLE LIDS, JOURNEYS
FT. WAYNE HAT WORLD, JOURNEYS
GREENWOOD LIDS, JOURNEYS, LIDS KIDS
INDIANAPOLIS HAT WORLD (4), LIDS, JOHNSTON & MURPHY SHOP (2), JOURNEYS (2), LIDS KIDS, UNDERGROUND STATION (2)
KOKOMO LIDS, JOURNEYS
LAFAYETTE HAT WORLD, JOURNEYS
MERRILLVILLE LIDS, JOURNEYS, UNDERGROUND STATION
MICHIGAN CITY LIDS
MISHAWAKA LIDS, JOURNEYS, LIDS KIDS
MUNCIE LIDS, JOURNEYS
PLAINFIELD LIDS, JOURNEYS
RICHMOND JOURNEYS
TERRE HAUTE LIDS, JOURNEYS
WEST LAFAYETTE LIDS

Iowa

AMES JOURNEYS
CEDAR FALLS HAT WORLD
CEDAR RAPIDS JOURNEYS
CORALVILLE LIDS, JOURNEYS
COUNCIL BLUFFS JOURNEYS
DAVENPORT LIDS, JOURNEYS
DES MOINES JOURNEYS (2)
DUBUQUE JOURNEYS
SIOUX CITY JOURNEYS
WATERLOO JOURNEYS
WEST DES MOINES JOURNEYS (2)

Kansas

LAWRENCE LIDS
MANHATTAN LIDS, JOURNEYS
OLATHE LIDS, JOURNEYS
OVERLAND JOHNSTON & MURPHY SHOP
OVERLAND PARK LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
SALINA JOURNEYS
TOPEKA LIDS, JOURNEYS
WICHITA LIDS (2), JOURNEYS (2), UNDERGROUND STATION

Kentucky

ASHLAND JOURNEYS
BOWLING GREEN HAT WORLD, JOURNEYS
FLORENCE HAT WORLD, JOURNEYS
HEBRON JOHNSTON & MURPHY SHOP
LEXINGTON HAT WORLD, LIDS, JOURNEYS, JOURNEYS KIDZ
LOUISVILLE LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION (2)
NEWPORT JOURNEYS
OWENSBORO JOURNEYS
PADUCAH HAT WORLD, JOURNEYS

Louisiana

ALEXANDRIA LIDS, UNDERGROUND STATION
BATON ROUGE HAT SHACK, LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BOSSIER CITY LIDS, JOURNEYS, UNDERGROUND STATION
HOUMA JOURNEYS
KENNER HAT SHACK, JARMAN SHOE STORE, JOURNEYS
LAFAYETTE LIDS, JOURNEYS
LAKE CHARLES LIDS, JOURNEYS, UNDERGROUND STATION
METAIRIE JOHNSTON & MURPHY SHOP
MONROE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
NEW ORLEANS LIDS
SHREVEPORT JOURNEYS
SLIDELL JOURNEYS

Maine

BANGOR LIDS, JOURNEYS
SOUTH PORTLAND LIDS, JOURNEYS

Manitoba

WINNIPEG CAP CONNECTION

Maryland

ANNAPOLIS LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
BALTIMORE LIDS (2), JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP (2), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BEL AIR LIDS, JOURNEYS
BETHESDA LIDS, JOURNEYS, UNDERGROUND STATION
COLUMBIA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
FREDERICK HAT WORLD, JOURNEYS
GAITHERSBURG LIDS, JOURNEYS, UNDERGROUND STATION
GLEN BURNIE LIDS, JOURNEYS
HAGERSTOWN HAT WORLD, JOHNSTON & MURPHY OUTLET, JOURNEYS
HANOVER LIDS, JARMAN SHOE STORE, JOURNEYS
HYATTSVILLE LIDS, UNDERGROUND STATION
OWINGS MILLS UNDERGROUND STATION
QUEENSTOWN JOHNSTON & MURPHY OUTLET
SALISBURY HAT WORLD, JOURNEYS
TOWSON HAT WORLD, JOURNEYS
WALDORF HAT WORLD, UNDERGROUND STATION
WESTMINSTER JOURNEYS
WHEATON HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION

Massachusetts

AUBURN LIDS, JOURNEYS
BOSTON LIDS, JOHNSTON & MURPHY SHOP (2)
BRAINTREE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
BROCKTON UNDERGROUND STATION
BURLINGTON LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
CAMBRIDGE LIDS, JOURNEYS
CHESTNUT HILL JOHNSTON & MURPHY SHOP
DARTMOUTH LIDS, JOURNEYS
EAST BOSTON HAT WORLD, JOHNSTON & MURPHY SHOP
HADLEY LIDS
HANOVER LIDS, JOURNEYS
HOLYOKE LIDS, JOURNEYS, UNDERGROUND STATION
HYANNIS LIDS, JOURNEYS
KINGSTON LIDS, JOURNEYS
LANESBORO LIDS, JOURNEYS
LEE JOHNSTON & MURPHY OUTLET
LEOMINSTER LIDS, JOURNEYS
MARLBORO LIDS, JOURNEYS
NATICK LIDS, JOURNEYS
NORTH ATTLEBORO LIDS, JOURNEYS, UNDERGROUND STATION
PEABODY LIDS, JOURNEYS
SAUGUS LIDS, JOURNEYS, UNDERGROUND STATION
SPRINGFIELD JOURNEYS
SWANSEA LIDS
TAUNTON LIDS, JOURNEYS
WATERTOWN UNDERGROUND STATION
WRENTHAM LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS

Michigan

ANN ARBOR LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
AUBURN HILLS LIDS, JOURNEYS, UNDERGROUND STATION
BATTLE CREEK HAT WORLD, JOURNEYS
BIRCH RUN JOURNEYS
DEARBORN LIDS, JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
FLINT LIDS, JOURNEYS, UNDERGROUND STATION
FORT GRATIOT HAT WORLD, JOURNEYS
GRAND RAPIDS LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
GRANDVILLE HAT WORLD, JOURNEYS
GREEN OAK TOWNSHIP JOURNEYS
HARPER WOODS LIDS, UNDERGROUND STATION
HOWELL LIDS, JOURNEYS
JACKSON HAT WORLD
LANSING LIDS, JOURNEYS, KOSITCHEK'S
LIVONIA JOHNSTON & MURPHY SHOP
MIDLAND HAT WORLD
MUSKEGON JOURNEYS
NOVI LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
OKEMOS HAT WORLD, JOURNEYS
PORTAGE HAT WORLD, JOURNEYS
ROSEVILLE LIDS, UNDERGROUND STATION
SAGINAW HAT WORLD, JOURNEYS, UNDERGROUND STATION
SOUTHFIELD HAT ZONE, UNDERGROUND STATION
STERLING HEIGHTS LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
TAYLOR LIDS, JOURNEYS, UNDERGROUND STATION
TRAVERSE CITY LIDS, JOURNEYS
TROY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
WESTLAND LIDS, JOURNEYS, UNDERGROUND STATION

Minnesota

ALBERTVILLE LIDS, JOURNEYS
BLAINE JOURNEYS
BLOOMINGTON HAT WORLD, HAT ZONE, LIDS (3), JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION
BROOKLYN CENTER JOURNEYS
BURNSVILLE LIDS, JOURNEYS
DULUTH LIDS, JOURNEYS
EDEN PRAIRIE JOURNEYS
MANKATO JOURNEYS
MAPLE GROVE JOURNEYS
MAPLEWOOD JOURNEYS
MINNETONKA LIDS, JOURNEYS
ROCHESTER LIDS, JOURNEYS
ROSEVILLE HAT WORLD, JOURNEYS
ST. CLOUD HAT WORLD, JOURNEYS
ST. PAUL LIDS (2), JOHNSTON & MURPHY SHOP
WOODBURY JOURNEYS

Mississippi

BILOXI HAT SHACK, JOURNEYS, UNDERGROUND STATION
GREENVILLE JOURNEYS
HATTIESBURG HAT SHACK, JOURNEYS
JACKSON HAT WORLD, UNDERGROUND STATION
MERIDIAN HAT SHACK
RIDGELAND HAT WORLD, JOURNEYS
SOUTHAVEN JOURNEYS
TUPELO LIDS, UNDERGROUND STATION

Missouri

BRANSON LIDS, JOURNEYS
CAPE GIRARDEAU LIDS, JOURNEYS

GENESCO RETAIL STORES AS OF 2/3/07

CHESTERFIELD LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
COLUMBIA LIDS, JOURNEYS
DES PERES LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
FLORISSANT LIDS, UNDERGROUND STATION
HAZELWOOD LIDS, JOURNEYS
INDEPENDENCE LIDS, JOURNEYS, JOURNEYS KIDZ
JOPLIN HAT WORLD, JOURNEYS
KANSAS CITY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
OSAGE BEACH JOHNSTON & MURPHY OUTLET, JOURNEYS
SPRINGFIELD LIDS, JOURNEYS
ST. ANN HAT ZONE (2), JOURNEYS, UNDERGROUND STATION
ST. JOSEPH JOURNEYS
ST. LOUIS HAT WORLD, LIDS (2), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION (2)
ST. PETERS JOURNEYS, JOURNEYS KIDZ, SHI

Montana
BILLINGS LIDS, JOURNEYS
BOZEMAN LIDS
MISSOULA JOURNEYS

Nebraska
LINCOLN LIDS, JOURNEYS (2)
OMAHA HAT WORLD, LIDS (2), JOURNEYS (2)

Nevada
HENDERSON JOURNEYS, JOURNEYS KIDZ
LAS VEGAS LIDS (5), JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS (6), JOURNEYS KIDZ, UNDERGROUND STATION
PRIMM JOURNEYS
RENO JOURNEYS (2)

New Hampshire
CONCORD LIDS, JOURNEYS
MANCHESTER LIDS, JOURNEYS
NASHUA LIDS, JOURNEYS
NEWINGTON LIDS, JOURNEYS
NORTH CONWAY JOURNEYS
SALEM LIDS, JOURNEYS

New Jersey
BRIDGEWATER LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
BURLINGTON UNDERGROUND STATION
CHERRY HILL LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
DEPTFORD LIDS, JOURNEYS, JOURNEYS KIDZ
EAST BRUNSWICK LIDS, JOURNEYS
EATONTOWN LIDS, JOURNEYS UNDERGROUND STATION
EDISON LIDS
ELIZABETH HAT SHACK, LIDS, JOURNEYS, JOURNEYS KIDZ
FREEHOLD HAT WORLD, JOURNEYS
JERSEY CITY LIDS, JOURNEYS, UNDERGROUND STATION
LAWRENCEVILLE LIDS, JOURNEYS, UNDERGROUND STATION
LIVINGSTON LIDS, JOURNEYS
MARLTON JOURNEYS
MAYS LANDING LIDS, JOURNEYS, UNDERGROUND STATION
MOORESTOWN LIDS, JOURNEYS
NEWARK HAT WORLD, JOHNSTON & MURPHY SHOP
PARAMUS LIDS (3), JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
PHILLIPSBURG HAT WORLD
ROCKAWAY LIDS, JOURNEYS, SHI
SHORT HILLS JOHNSTON & MURPHY SHOP
TOMS RIVER LIDS, JOURNEYS
VINELAND UNDERGROUND STATION
WAYNE LIDS, JARMAN SHOE STORE, JOURNEYS, UNDERGROUND STATION
WOODBRIDGE LIDS, JOURNEYS, UNDERGROUND STATION

New Mexico
ALBUQUERQUE LIDS, JOURNEYS (2), JOURNEYS KIDZ (2), UNDERGROUND STATION (2)
CLOVIS JOURNEYS
FARMINGTON JOURNEYS
GALLUP JOURNEYS
LAS CRUCES JOURNEYS
SANTA FE JOHNSTON & MURPHY OUTLET, JOURNEYS

New York
ALBANY LIDS (2), JOURNEYS, UNDERGROUND STATION
AMHERST HAT WORLD, JOURNEYS
AUBURN JOURNEYS
BAY SHORE LIDS, JOURNEYS
BRONX LIDS
BROOKLYN LIDS (2), UNDERGROUND STATION (2)
BUFFALO LIDS, JOURNEYS (2), UNDERGROUND STATION
CENTRAL VALLEY LIDS, JOHNSTON & MURPHY OUTLET
CLAY JOURNEYS
DEWITT JOURNEYS
ELMHURST LIDS, JOURNEYS, UNDERGROUND STATION
FLUSHING LIDS
GARDEN CITY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JARMAN SHOE STORE
GREECE JOURNEYS
HICKSVILLE LIDS, JOURNEYS
HORSEHEADS LIDS, JOURNEYS
HUNTINGTON STATION JOHNSTON & MURPHY SHOP
JOHNSON CITY LIDS, JOURNEYS
KINGSTON LIDS, JOURNEYS
LAKE GROVE LIDS, JOURNEYS, JOURNEYS KIDZ
MASSAPEQUA LIDS, JOURNEYS
MIDDLETOWN LIDS, JOURNEYS
NEW HARTFORD LIDS, JOURNEYS
NEW YORK LIDS (7), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3)
NIAGARA FALLS LIDS, JOHNSTON & MURPHY OUTLET
PLATTSBURGH LIDS, JOURNEYS
POUGHKEEPSIE LIDS, JOURNEYS
RIVERHEAD LIDS, JOURNEYS
ROCHESTER LIDS (2), JOURNEYS, UNDERGROUND STATION
ROTTERDAM JOURNEYS
SARATOGA SPRINGS HAT WORLD, JOURNEYS
SCHENECTADY LIDS
STATEN ISLAND LIDS, JOURNEYS, UNDERGROUND STATION
SYRACUSE LIDS, JOURNEYS
VALLEY STREAM LIDS, UNDERGROUND STATION
VICTOR LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
WATERLOO LIDS, JOURNEYS
WATERTOWN LIDS
WEST NYACK JOURNEYS, LIDS, UNDERGROUND STATION
WHITE PLAINS LIDS (2), JOURNEYS, UNDERGROUND STATION
YORKTOWN HEIGHTS LIDS, JOURNEYS

North Carolina
ASHEVILLE LIDS, JOURNEYS, UNDERGROUND STATION
BURLINGTON JOURNEYS
CARY HAT SHACK, LIDS, JOURNEYS
CHARLOTTE LIDS (5), JOHNSTON & MURPHY SHOP (3), JOURNEYS (2), UNDERGROUND STATION (2)
CONCORD HAT SHACK, LIDS, JOURNEYS (2)
DURHAM LIDS, JOURNEYS, UNDERGROUND STATION
FAYETTEVILLE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
GASTONIA HAT WORLD, JOURNEYS
GOLDSBORO JOURNEYS
GREENSBORO HAT SHACK, LIDS, JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
GREENVILLE UNDERGROUND STATION
HICKORY HAT SHACK, JOURNEYS
HIGH POINT HAT WORLD
JACKSONVILLE LIDS, JOURNEYS, UNDERGROUND STATION
PINEVILLE HAT SHACK, LIDS, JOURNEYS, UNDERGROUND STATION
RALEIGH HAT SHACK, LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (2), JOURNEYS KIDZ
ROCKY MOUNT LIDS, UNDERGROUND STATION
SMITHFIELD JOURNEYS
WILMINGTON LIDS, JOURNEYS
WINSTON-SALEM LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION

North Dakota
BISMARCK LIDS, JOURNEYS
FARGO JOURNEYS
GRAND FORKS LIDS, JOURNEYS
MINOT JOURNEYS

Ohio
AKRON LIDS (2), JOURNEYS (2)
BEACHWOOD JOHNSTON & MURPHY SHOP
BEAVERCREEK HAT WORLD, JOURNEYS
CANTON LIDS, JOURNEYS
CINCINNATI HAT WORLD, HAT ZONE, LIDS (2), JOURNEYS (4), JOURNEYS KIDZ, UNDERGROUND STATION (2)
CLEVELAND LIDS (2), JOHNSTON & MURPHY SHOP (2)
COLUMBUS HAT WORLD, LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION
DAYTON HAT WORLD (2), JOURNEYS
DUBLIN HAT ZONE, JOURNEYS
ELYRIA LIDS, JOURNEYS
FINDLAY JOURNEYS
HEATH HAT WORLD, JOURNEYS
JEFFERSONVILLE JOHNSTON & MURPHY OUTLET, JOURNEYS
LANCASTER HAT WORLD, JOURNEYS
LIMA LIDS, JOURNEYS
MANSFIELD HAT WORLD, JOURNEYS
MENTOR LIDS, JOURNEYS
NEW PHILADELPHIA HAT WORLD
NILES JOURNEYS, HAT WORLD
NORTH OLMSTED LIDS, JOURNEYS
PARMA LIDS, JOURNEYS
RICHMOND HEIGHTS UNDERGROUND STATION
SANDUSKY LIDS, JOURNEYS
SPRINGFIELD LIDS, JOURNEYS
ST. CLAIRSVILLE HAT WORLD
STRONGSVILLE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
TOLEDO LIDS, JOURNEYS, SHI, UNDERGROUND STATION
WESTLAKE JOURNEYS
YOUNGSTOWN LIDS, JOURNEYS
ZANESVILLE HAT WORLD

Oklahoma
BARTLESVILLE JOURNEYS
LAWTON LIDS, JOURNEYS
NORMAN LIDS, JOURNEYS
OKLAHOMA CITY HAT WORLD, LIDS (2), JOURNEYS (3), JOURNEYS KIDZ
SHAWNEE JOURNEYS
TULSA LIDS (2), JOURNEYS (2), JOURNEYS KIDZ, UNDERGROUND STATION

Ontario
BARRIE CAP CONNECTION
CAMBRIDGE HEAD QUARTERS
GUELPH LIDS
HAMILTON HEAD QUARTERS
MISSISSAUGA HEAD QUARTERS (2)
NEWMARKET HEAD QUARTERS
SCARBOROUGH HEAD QUARTERS
SUDBURY LIDS
TORONTO HEAD QUARTERS
VAUGHN HEAD QUARTERS
WINDSOR HEAD QUARTERS

Oregon
EUGENE LIDS, JOURNEYS
MEDFORD HAT WORLD, JOURNEYS
PORTLAND LIDS (2), JOURNEYS (2)
SALEM LIDS, JOURNEYS
TIGARD LIDS, JOURNEYS
WOODBURN LIDS, JOURNEYS

Pennsylvania
ALTOONA LIDS, JOURNEYS
BENSALEM LIDS, JOURNEYS
CAMP HILL HAT WORLD, JOURNEYS
CENTER VALLEY LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
DICKSON CITY JOURNEYS
ERIE HAT WORLD, JOURNEYS
EXTON LIDS, JOURNEYS
GREENSBURG HAT WORLD, JOURNEYS
GROVE CITY JOHNSTON & MURPHY OUTLET, JOURNEYS
HARRISBURG LIDS, JOURNEYS (2)
HOMESTEAD JOURNEYS
KING OF PRUSSIA LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
LANCASTER LIDS (2), JOHNSTON & MURPHY OUTLET, JOURNEYS (2)
LANGHORN LIDS, JOURNEYS, JOURNEYS KIDZ
MEDIA LIDS, JOURNEYS, UNDERGROUND STATION
MONACA HAT WORLD, JOURNEYS
MONROEVILLE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
NORTH WALES LIDS, JOURNEYS, JOURNEYS KIDZ
PHILADELPHIA LIDS (3), JOHNSTON & MURPHY SHOP, UNDERGROUND STATION (2)
PITTSBURGH LIDS (3), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3)
PLYMOUTH MEETING JOURNEYS
POTTSTOWN HAT WORLD
ROBINSON HAT WORLD
SCRANTON LIDS (2), JOURNEYS
SELINSGROVE HAT WORLD
SPRINGFIELD LIDS
STATE COLLEGE HAT WORLD, JOURNEYS
STROUDSBURG LIDS, JOURNEYS
TANNERSVILLE JOHNSTON & MURPHY OUTLET
TARENTUM LIDS, JOURNEYS
UNIONTOWN HAT WORLD
UPPER DARBY LIDS
WASHINGTON HAT WORLD
WEST MIFFLIN LIDS (2), JOURNEYS, UNDERGROUND STATION

GENESCO RETAIL STORES AS OF 2/3/07

WHITEHALL LIDS
WILKES-BARRE HAT WORLD, JOURNEYS
WILLOW GROVE HAT WORLD, JOURNEYS
WYOMISSING LIDS
YORK JOURNEYS

Puerto Rico

AGUADILLA JOURNEYS
BARCELONETA LIDS, JOURNEYS
BAYAMON LIDS (2), JOURNEYS (2)
CAGUAS LIDS (3), JOURNEYS (2)
CANOVANAS LIDS, JOURNEYS
CAROLINA LIDS, JOURNEYS, UNDERGROUND STATION
GUAYAMA JOURNEYS
HATILLO LIDS, JOURNEYS
HATO REY JOURNEYS
HUMACAO LIDS, JOURNEYS
MAYAGUEZ LIDS, JOURNEYS (2)
PONCE LIDS, JOURNEYS
SAN JUAN LIDS
SIERRA BAYAMON JOURNEYS
VEGA ALTA LIDS, JOURNEYS

Rhode Island

PROVIDENCE LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS

South Carolina

AIKEN LIDS
ANDERSON HAT WORLD, JOURNEYS
BLUFFTON JOHNSTON & MURPHY OUTLET, JOURNEYS
CHARLESTON HAT SHACK, LIDS, JOURNEYS
COLUMBIA HAT WORLD (2), JOURNEYS (3), UNDERGROUND STATION
FLORENCE HAT WORLD, JOURNEYS
GAFFNEY JOURNEYS
GREENVILLE LIDS, JARMAN SHOE STORE, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ
MYRTLE BEACH LIDS (3), JOHNSTON & MURPHY OUTLET, JOURNEYS (2)
NORTH CHARLESTON HAT WORLD, JOURNEYS, UNDERGROUND STATION
NORTH MYRTLE BEACH LIDS
SPARTANBURG LIDS, JOURNEYS, UNDERGROUND STATION

South Dakota

RAPID CITY LIDS, JOURNEYS
SIOUX FALLS HAT WORLD, JOURNEYS

Tennessee

ANTIOCH LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BARTLETT LIDS
CHATTANOOGA HAT WORLD, JARMAN SHOE STORE, JOHNSTON & MURPHY OUTLET, JOURNEYS
CLARKSVILLE HAT WORLD, JOURNEYS
COLLIERSVILLE LIDS, JOURNEYS
FRANKLIN HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS, JOURNEYS KIDZ, SHI
GOODLETTSVILLE LIDS, JOURNEYS, UNDERGROUND STATION
JACKSON HAT WORLD, JOURNEYS
JOHNSON CITY JOURNEYS
KNOXVILLE HAT WORLD, LIDS, JOURNEYS (3)
MEMPHIS HAT WORLD, JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION (2)
MORRISTOWN JOURNEYS
MURFREESBORO HAT WORLD, JOURNEYS
NASHVILLE LIDS, JOHNSTON & MURPHY OUTLET, JOHNSTON & MURPHY SHOP, JOURNEYS
SEVIERVILLE LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS

Texas

ABILENE HAT WORLD, JOURNEYS
AMARILLO LIDS, JOURNEYS, JOURNEYS KIDZ
ARLINGTON LIDS, JOURNEYS, JOURNEYS KIDZ, SHI, UNDERGROUND STATION
AUSTIN LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS (2), UNDERGROUND STATION
BAYTOWN JOURNEYS
BEAUMONT LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
BROWNSVILLE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
CEDAR PARK HAT WORLD, JOURNEYS
COLLEGE STATION HAT WORLD, JOURNEYS
CORPUS CHRISTI LIDS, JOURNEYS, SHI, STONE & CO., UNDERGROUND STATION
DALLAS HAT WORLD, LIDS (3), JOHNSTON & MURPHY SHOP (2), JOURNEYS (3), JOURNEYS KIDZ, UNDERGROUND STATION (2)
DENTON HAT WORLD, JOURNEYS
EL PASO HAT ZONE (2), JARMAN SHOE STORE, JOURNEYS (3), JOURNEYS KIDZ (2)
FORT WORTH HAT WORLD, LIDS, JARMAN SHOE STORE, JOURNEYS (2), UNDERGROUND STATION
FRIENDSWOOD LIDS, JOURNEYS, JOURNEYS KIDZ, SHI
FRISCO HAT WORLD, JOURNEYS, JOURNEYS KIDZ, SHI
GARLAND LIDS, JOURNEYS
GRAPEVINE LIDS, JOURNEYS
HARLINGEN LIDS, JOURNEYS
HOUSTON LIDS (7), JOHNSTON & MURPHY SHOP (2), JOURNEYS (8), JOURNEYS KIDZ (2), UNDERGROUND STATION (5)
HUMBLE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
HURST LIDS, JOURNEYS
IRVING LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
KATY LIDS, JOURNEYS
KILLEEN HAT WORLD, JOURNEYS
LAKE JACKSON LIDS, JOURNEYS
LAREDO JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
LEWISVILLE LIDS, JARMAN SHOE STORE, JOURNEYS
LONGVIEW JOURNEYS
LUBBOCK HAT WORLD, JOURNEYS, UNDERGROUND STATION
LUFKIN JOURNEYS
MCALLEN LIDS, JARMAN SHOE STORE, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
MERCEDES JOURNEYS
MESQUITE LIDS, JOURNEYS, JOURNEYS KIDZ, UNDERGROUND STATION
MIDLAND HAT WORLD, JOURNEYS
ODESSA JOURNEYS
PASADENA JOURNEYS
PLANO LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS
PORT ARTHUR JOURNEYS
ROUND ROCK LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS
SAN ANGELO HAT WORLD, JOURNEYS
SAN ANTONIO LIDS (5), JARMAN SHOE STORE (2), JOHNSTON & MURPHY SHOP (2), JOURNEYS (6), JOURNEYS KIDZ (2), UNDERGROUND STATION (2)
SAN MARCOS LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS, JOURNEYS KIDZ
SHERMAN JOURNEYS
SPRING LIDS
SUGARLAND JOURNEYS
TEMPLE JOURNEYS
TEXARKANA LIDS, JOURNEYS
THE WOODLANDS JARMAN SHOE STORE, JOURNEYS
TYLER LIDS, JOURNEYS, UNDERGROUND STATION
VICTORIA JOURNEYS
WACO LIDS, JOURNEYS
WICHITA FALLS LIDS, JOURNEYS
WOODLANDS JOURNEYS KIDZ

U.S. Virgin Islands

ST. THOMAS JOURNEYS

Utah

LAYTON JOURNEYS
LOGAN JOURNEYS
MURRAY JOURNEYS, JOURNEYS KIDZ
OGDEN JOURNEYS
OREM LIDS, JOURNEYS, JOURNEYS KIDZ
PROVO JOURNEYS
SALT LAKE CITY LIDS, JOURNEYS
SANDY LIDS, JOURNEYS
ST. GEORGE JOURNEYS
VALLEY CITY JARMAN SHOE STORE
WEST VALLEY CITY JOURNEYS

Vermont

BURLINGTON LIDS, JOURNEYS
MANCHESTER CENTER JOHNSTON & MURPHY OUTLET
SOUTH BURLINGTON LIDS, JOURNEYS

Virginia

ARLINGTON LIDS, HAT ZONE, JOHNSTON & MURPHY SHOP, UNDERGROUND STATION
CHARLOTTESVILLE HAT WORLD, JOURNEYS
CHESAPEAKE HAT WORLD (2), JOURNEYS (2), UNDERGROUND STATION (2)
CHRISTIANSBURG HAT WORLD, JOURNEYS
COLONIAL HEIGHTS HAT WORLD, UNDERGROUND STATION
DANVILLE HAT SHACK, JOURNEYS
DULLES LIDS, JOURNEYS
FAIRFAX LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
FREDERICKSBURG HAT WORLD
GLEN ALLEN LIDS, JOURNEYS, UNDERGROUND STATION
HARRISONBURG JOURNEYS
LEESBURG JOHNSTON & MURPHY OUTLET
LYNCHBURG HAT WORLD, JOURNEYS, UNDERGROUND STATION
MANASSAS LIDS, JOURNEYS
MCLEAN LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS
NEWPORT NEWS HAT WORLD, JOURNEYS, UNDERGROUND STATION
NORFOLK LIDS (2), JOHNSTON & MURPHY SHOP, JOURNEYS, UNDERGROUND STATION (2)
RICHMOND HAT WORLD, LIDS, JOHNSTON & MURPHY SHOP, JOURNEYS (3)
ROANOKE LIDS, JOURNEYS
SPRINGFIELD LIDS, JOURNEYS
VIRGINIA BEACH LIDS (2), JOURNEYS (2)
WILLIAMSBURG JOHNSTON & MURPHY OUTLET, JOURNEYS
WINCHESTER LIDS, JOURNEYS
WOODBRIDGE LIDS, JOURNEYS

Washington

AUBURN LIDS, JOURNEYS
BELLEVUE LIDS, JOHNSTON & MURPHY SHOP
BELLINGHAM LIDS, JOURNEYS
BURLINGTON JOURNEYS
EVERETT JOURNEYS
KENNEWICK JOURNEYS
KENT JOURNEYS
LYNNWOOD LIDS, JOURNEYS
OLYMPIA JOURNEYS
PUYALLUP JOURNEYS
REDMOND JOURNEYS
SEATTLE LIDS, JOHNSTON & MURPHY OUTLET, JOURNEYS (2)
SILVERDALE LIDS, JOURNEYS
SPOKANE LIDS, JOURNEYS (2)
TACOMA LIDS, JOURNEYS
TUKWILA LIDS
TULALIP LIDS, JOURNEYS
UNION GAP JOURNEYS
VANCOUVER LIDS, JOURNEYS

West Virginia

BARBOURSVILLE HAT WORLD, JOURNEYS
BRIDGEPORT HAT WORLD, JOURNEYS
CHARLESTON LIDS, JOURNEYS
MORGANTOWN HAT WORLD, JOURNEYS
PARKERSBURG HAT WORLD

Wisconsin

APPLETON LIDS, JOURNEYS
BARABOO LIDS, JOURNEYS
BROOKFIELD LIDS
EAU CLAIRE JOURNEYS
FON DE LAC LIDS
GLENDALE LIDS, JOURNEYS
GREEN BAY LIDS, JOURNEYS
GREENDALE LIDS, JOURNEYS
JANESVILLE LIDS
LACROSSE JOURNEYS
MADISON LIDS (3), JOURNEYS (2)
MILWAUKEE LIDS, UNDERGROUND STATION
PLEASANT PRAIRIE JOHNSTON & MURPHY OUTLET, JOURNEYS
RACINE HAT WORLD, JOURNEYS
WAUSAU JOURNEYS
WAUWATOSA HAT WORLD, JOURNEYS

Wyoming

CASPER JOURNEYS
CHEYENNE JOURNEYS

GENESCO

Notice of Annual Meeting of Shareholders

The annual meeting of shareholders of Genesco Inc. (the "Company") will be held at the Company's executive offices, Genesco Park, 1415 Murfreesboro Road, Nashville, Tennessee, on Wednesday, June 27, 2007, at 10:00 a.m. Central Time.

The agenda will include the following items:

1. electing 12 directors;

2. ratifying the appointment of Ernst & Young LLP as independent registered public accounting firm to the Company for the current fiscal year; and

3. transacting any other business that properly comes before the meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on April 24, 2007, are entitled to receive this notice and vote at the meeting and any adjournment or postponement thereof.

By order of the board of directors,

Roger G. Sisson
Secretary

May 18, 2007

IMPORTANT

It is important that your shares be represented at the meeting. Please sign, date and return the enclosed proxy promptly so that your shares will be voted. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may also vote your shares by telephone or via Internet by following the instructions on your proxy card.

GENESCO

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
WEDNESDAY, JUNE 27, 2007

The board of directors of Genesco Inc. ("Genesco" or the "Company") is requesting proxies to be voted at the annual meeting of shareholders. The meeting will be held at the Company's executive offices at 10:00 a.m. Central Time, on Wednesday, June 27, 2007. The Company's executive offices are located at Genesco Park, 1415 Murfreesboro Road, Nashville, Tennessee 37217. The notice that accompanies this statement describes the items on the meeting agenda.

The Company will pay the cost of the proxy solicitation. In addition to this request, officers, directors and regular employees of the Company may solicit proxies personally and by mail, facsimile or telephone. They will receive no extra compensation for any solicitation activities. The Company has retained Georgeson Shareholder Communications, Inc. to assist in the proxy solicitation. It will pay Georgeson a fee of $50,000, plus $5.00 per completed telephone call to shareholders in the event that active solicitation is required, and reimburse its expenses. The Company will request brokers, nominees, fiduciaries and other custodians to forward soliciting material to the beneficial owners of shares and will reimburse the expenses they incur in doing so.

All valid proxies will be voted as the board of directors recommends, unless the proxy card specifies otherwise. A shareholder may revoke a proxy before the proxy is voted at the annual meeting by giving written notice of revocation to the secretary of the Company, by executing and delivering a later-dated proxy or by attending the annual meeting and voting in person the shares the proxy represents.

The board of directors does not know of any matter that will be considered at the annual meeting other than those the accompanying notice describes. If any other matter properly comes before the meeting, persons named as proxies will use their best judgment to decide how to vote on it.

This proxy material was first mailed to shareholders on or about May 18, 2007.

VOTING SECURITIES

The various classes of voting preferred stock and the common stock will vote together as a single group at the annual meeting.

April 24, 2007 was the record date for determining who is entitled to receive notice of and to vote at the annual meeting. On that date, the number of voting shares outstanding and the number of votes entitled to be cast were as follows:

Class of Stock	No. of Shares	Votes per Share	Total Votes
Subordinated Serial Preferred Stock:			
$2.30 Series 1	36,045	1	36,045
$4.75 Series 3	17,660	2	35,320
$4.75 Series 4	9,184	1	9,184
$1.50 Subordinated Cumulative Preferred Stock	30,017	1	30,017
Employees' Subordinated Convertible Preferred Stock	61,522	1	61,522
Common Stock	22,765,011	1	22,765,011

A majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. Once a share is represented at the meeting, it is considered present for quorum purposes for the rest of the meeting. Abstentions and shares represented at the meeting, but not voted on a particular matter due to a broker's lack of discretionary voting power ("broker non-votes") will be counted for quorum purposes but not as votes cast for or against a matter. The election of directors and ratification of the independent registered public accounting firm are routine matters as to which, under applicable New York Stock Exchange ("NYSE") rules, a broker will have discretionary authority to vote if instructions are not received from the client at least 10 days prior to the annual meeting.

Each of the director nominees must receive affirmative votes from a plurality of the votes cast to be elected. The proposal to ratify the selection of Ernst & Young LLP as the independent registered public accounting firm to the Company will be approved if the votes cast in favor of ratification exceed the votes cast against ratification. Broker non-votes will not affect the outcome of either proposal.

ELECTION OF DIRECTORS

Twelve directors are to be elected at the meeting. They will hold office until the next annual meeting of shareholders and until their successors are elected and qualify. A plurality of the votes cast by the shares entitled to vote in the election is required to elect a director. All the nominees are presently serving as directors, and all have agreed to serve if elected. The shares represented by valid proxies will be voted FOR the election of the following nominees, unless the proxies specify otherwise. If any nominee becomes unable or unwilling to serve prior to the annual meeting, the board of directors will reduce the number of directors comprising the board, pursuant to the Company's Bylaws, or the proxies will be voted for a substitute nominee recommended by the board of directors.

The board of directors recommends that the shareholders vote FOR all of the director nominees.

Information Concerning Nominees

The names, ages and principal occupations of the nominees and certain information regarding their business experience are set forth below:

JAMES S. BEARD, 66, *Retired President, Caterpillar Financial Services Corporation.* Mr. Beard retired as vice president of Caterpillar Inc., a leading manufacturer of construction and mining equipment, engines and turbines, and as president of Caterpillar Financial Services Corporation in 2005, after a 40-year career with Caterpillar. He joined Genesco's board in October 2005. He is a director of Rogers Group, Inc., a privately-held producer of construction products.

LEONARD L. BERRY, Ph.D., 64, *Distinguished Professor of Marketing and Professor of Humanities in Medicine, Texas A&M University.* Dr. Berry has been a professor of marketing at Texas A&M University since 1982. He is the founder of the Center for Retailing Studies, holds the M.B. Zale Chair in Retailing and Marketing Leadership at Texas A&M and is the author of numerous books. He is a director of Lowe's Companies, Inc., a publicly-held home improvement retailer, and Darden Restaurants Inc., a publicly-held casual dining restaurant company, and became a Genesco director in 1999.

WILLIAM F. BLAUFUSS, JR., 66, *Consultant.* Mr. Blaufuss, who became a Genesco director in 2004, retired as a partner from the public accounting firm of KPMG LLP in 2000. He was associated with KPMG for 37 years in various capacities, including Nashville Practice Unit Managing Partner and Partner in Charge of the Southeast Area Public Section Practice. From 2000 to 2002, he performed special projects for KPMG International regarding its operations outside the United States. He is a director of Nashville Bank and Trust Company and several nonprofit and civic organizations including Saint Thomas Health Services and Nashville Electric Service.

JAMES W. BRADFORD, 60, *Dean, Owen Graduate School of Management, Vanderbilt University.* Mr. Bradford, who joined Genesco's board in 2005, was named Dean and Ralph Owen Professor for the Practice of Management in the Owen Graduate School of Management of Vanderbilt University in 2005. He joined the Owen School faculty and administration in 2002. He was president and chief executive officer of United Glass Corporation from 1999 to 2001 and president and chief executive officer of AFG Industries, Inc. from 1992 to 1999. Mr. Bradford is a director of Clarcor Inc., a publicly-held provider of filtration products, systems and services, and Granite Construction Incorporated, a publicly-held heavy civil contractor and construction materials producer.

ROBERT V. DALE, 70, Consultant. Mr. Dale, who became a director of the Company in 2000, has been a business consultant since 1998. He was president of Windy Hill Pet Food Company, a pet food manufacturer, from 1995 until 1998. Previously, he served as president of Martha White Foods for approximately six years during the 1970s and again from 1985 to 1994. He was also president of Beatrice Specialty Products division and a vice president of Beatrice Companies, Inc., the owner of Martha White Foods. He is a director of SunTrust Bank Nashville, N.A., CBRL Group, Inc., a publicly-held restaurant holding company, and Nashville Wire Products.

ROBERT J. DENNIS, 53, *President and Chief Operating Officer, Genesco.* Mr. Dennis joined Genesco in April 2004 as chief executive officer of Hat World Corporation. Mr. Dennis was named senior vice president of the Company in June 2004 and executive vice president and chief operating officer, with oversight responsibility for all the Company's operating divisions, in 2005. He was named president in 2006. Prior to joining the Company, Mr. Dennis joined Hat World in 2001 from Asbury Automotive, where he was employed in senior management roles beginning in 1998. Mr. Dennis was with McKinsey and Company, an international consulting firm, from 1984 to 1997, where he became a partner in 1990.

MATTHEW C. DIAMOND, 38, *Chairman and Chief Executive Officer, Alloy, Inc.* Mr. Diamond was appointed chief executive officer of Alloy, Inc., a publicly-held direct marketing and media company targeting "Generation Y" consumers, in 1999. Before becoming chief executive officer, he served as the director of marketing and planning. He has served as a director of Alloy since 1996, and was elected chairman of the board in 1999. He has been a director of Genesco since 2001.

MARTY G. DICKENS, 59, President, AT&T-Tennessee. Mr. Dickens, who joined Genesco's board in 2003, has held a number of positions with BellSouth/AT&T Corp.

and its predecessors and affiliates since 1999, following more than six years as an executive vice president with BellSouth International. Mr. Dickens is also a director of Avenue Bank-Tennessee and a number of charitable and community organizations.

BEN T. HARRIS, 63, Former Chairman, Genesco. Mr. Harris joined Genesco in 1967 and was named manager of the leased department division of Genesco's Jarman Shoe Company in 1980. In 1991, he became president of the Jarman Shoe Company and in 1995, president of Genesco's retail division. In 1996, he was named executive vice president-operations and subsequently president and chief operating officer and a director of the Company. He served as chief executive officer from 1997 until April 2002 and as chairman of the Company from 1999 until 2004.

KATHLEEN MASON, 58, *President and Chief Executive Officer, Tuesday Morning Corporation.* Ms. Mason, who joined Genesco's board in 1996, became president and chief executive officer of Tuesday Morning Corporation, an operator of first-quality discount and closeout home furnishing and gift stores, in 2000. She has served as a director of Tuesday Morning Corporation since 2000. She was president and chief merchandising officer of Filene's Basement, Inc. in 1999. She was president of the HomeGoods division of The TJX Companies, Inc., an apparel and home fashion retailer, from 1997 to 1999. She was employed by Cherry & Webb, a women's apparel specialty chain, from 1987 until 1992, as executive vice president, then, until 1997, as chairman, president and chief executive officer. Her previous business experience includes senior management positions with retailers May Company, The Limited Inc. and the Mervyn's Stores division of Dayton-Hudson Corp. Ms. Mason is also a director of Office Depot, a publicly-held corporation.

HAL N. PENNINGTON, 69, *Chairman and Chief Executive Officer, Genesco.* Mr. Pennington became a member of the Company's board in November 1999, when he was named executive vice president and chief operating officer. He became president of the Company in 2000, was named chief executive officer in April 2002 and chairman in 2004. A Genesco employee since 1961, he was appointed president of the Johnston & Murphy division in 1997 and became senior vice president of the Company in 1998. He was president of the Dockers Footwear division from 1995 until 1997 and vice president-wholesale of Johnston & Murphy from 1990 until 1995. Mr. Pennington is also a director of Pinnacle Financial Partners, Inc., a bank holding company.

WILLIAM A. WILLIAMSON, JR., 71, *Private Investor.* Mr. Williamson was employed from 1958 to 1992 by Durr-Fillauer Medical, Inc., a distributor of pharmaceuticals, drug store sundries and medical, surgical and veterinary products, and became chief executive officer of that company in 1974 and chairman in 1981. He has been a director of Genesco since 1989.

Director Independence

The board has determined that Mr. Beard, Dr. Berry, Mr. Blaufuss, Mr. Bradford, Mr. Dale, Mr. Diamond, Mr. Dickens, Ms. Mason and Mr. Williamson are independent under applicable NYSE rules. The board considered the following payments made by the Company in Fiscal 2007:

- contributions totaling $50,200 to two tax-exempt organizations with which Mr. Bradford is affiliated, and payments of $26,520 to Owen Graduate School, of which Mr. Bradford is Dean, for an advanced financial management program for certain employees of the Company;

- contributions totaling $10,100 to two tax-exempt organizations of which Mr. Dickens is a director; payments totaling $987,761 for telephone services to BellSouth Corporation, the parent company of Mr. Dickens' employer; payments of $26,368 for a management training program and $5,000 for a leadership institute program, both to Belmont University, of which Mr. Dickens is a trustee;

- payments totaling $758,020 for electricity to Nashville Electric Service, of which Mr. Blaufuss is a director; and

- a contribution of $1,000 to a tax-exempt organization of which Mr. Beard is a director.

The board determined that none of such payments affected the independence of the directors affiliated with the recipient organizations.

Certain Relationships and Related Transactions

The Company is aware of no related-party transactions since the beginning of the last fiscal year between the Company and any of its directors, executive officers, 5% shareholders or their family members that are required to be disclosed under Item 404 of Regulation S-K under the Securities Exchange Act of 1934 (the "Exchange Act").

Board Committees and Meetings

The board of directors met seven times during the fiscal year ended February 3, 2007 ("Fiscal 2007"). No director was present at fewer than 75% of the total number of meetings of the board of directors and the committees of the board on which he or she served during Fiscal 2007. The board of directors has standing audit, nominating and governance, compensation and finance committees. All committees are composed entirely of independent directors. It is the policy of the board of directors that no current or former employee of the Company will serve on any of these committees. A description of each board committee and its membership follows.

Audit Committee

Members: Robert V. Dale (chairman), James S. Beard, William F. Blaufuss, Jr. and Kathleen Mason

The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act. The audit committee is currently composed of four independent directors (as defined under the applicable rules of the NYSE) and operates under a written charter adopted by the board of directors, a current copy of which is available on the Company's website, www.genesco.com. The audit committee assists the board of directors in monitoring (i) the processes used by the Company to produce financial statements, (ii) the Company's systems of internal accounting and financial controls and (iii) the independence of the Company's registered public accounting firm. The audit committee met eleven times in Fiscal 2007. The board of directors has determined that Robert V. Dale, James S. Beard, William F. Blaufuss, Jr. and Kathleen Mason qualify as "audit committee financial experts" as defined in Item 407(d) of Regulation S-K under the Exchange Act and are "independent," as defined by the Standards of the NYSE and Rule 10A-3 of the Exchange Act.

Nominating and Governance Committee

Members: Robert V. Dale (chairman), Leonard L. Berry, James W. Bradford, Marty G. Dickens and William A. Williamson, Jr.

The nominating and governance committee, currently composed of five directors who are independent under applicable NYSE rules, met three times in Fiscal 2007. The functions of the nominating and governance committee are specified in a charter available on the Company's website, www.genesco.com. They include making recommendations to the board of directors with respect to (i) the size of the board of directors, (ii) candidates for election to the board of directors, (iii) the designation of committees of the board of directors, their functions and members, (iv) the succession of the executive officers of the Company and (v) board policies and procedures and other matters of corporate governance. The chairman of the nominating and governance committee serves as presiding director in the board's executive sessions of non-management directors and at other times when the chairman is absent and as the primary liaison between management and the board. Further information on the committee is set forth under the caption "Corporate Governance," below.

Compensation Committee

Members: Matthew C. Diamond (chairman), Leonard L. Berry, Kathleen Mason and William A. Williamson, Jr.

The compensation committee, currently composed of four independent directors, met three times in Fiscal 2007. The functions of the compensation committee are specified in a charter available on the Company's website, www.genesco.com. They include (i) approving the compensation of certain officers, (ii) making recommendations to the board of directors with respect to the compensation of directors, (iii) reviewing and providing assistance and recommendations to the board of directors with respect to (a) management incentive compensation plans and (b) the establishment, modification or amendment of any employee benefit plan (as that term is defined in the Employee Retirement Income Security Act of 1974) to the extent that action taken by the board of directors is required, (iv) serving as the primary means of communication between the administrator of the Company's employee benefit plans and the board of directors, (v) administering the Company's 2005 Equity Incentive Plan, 1996 Stock Incentive Plan and Employee Stock Purchase Plan, and (vi) reviewing and making recommendations to the board with respect to the Compensation Discussion & Analysis and the Compensation Committee report required by SEC regulations for inclusion in the Company's annual report or proxy statement.

Finance Committee

Members: Marty G. Dickens (chairman), James S. Beard, William F. Blaufuss, Jr., James W. Bradford and Matthew C. Diamond

The finance committee, currently composed of five independent directors, met four times in Fiscal 2007. The committee (i) reviews and makes recommendations to the board with respect to (a) the establishment of bank lines of credit and other short-term borrowing arrangements, (b) the investment of excess working capital funds on a short-term basis, (c) significant changes in the capital structure of the Company, including the incurrence of long-term indebtedness and the issuance of equity securities and (d) the declaration or omission of dividends; (ii) approves the annual capital expenditure and charitable contribution budgets; (iii) serves as the primary means of communication between the board of directors and the investment committee of the Company's employee benefits trusts and the chief financial officer regarding certain of the Company's employee benefit plans; and (iv) appoints and removes and approves the compensation of the trustees under any employee benefit plan.

CORPORATE GOVERNANCE

Nominating and Governance Committee

The charter of the nominating and governance committee is available on the Company's website, www.genesco.com. The members of the committee satisfy the independence requirements of the NYSE. In addition, in April 2004 the board of directors adopted a policy pursuant to which no former employee of the Company will serve as a member of the nominating and governance committee:

The nominating and governance committee and the board of directors will consider nominees for the board of directors recommended by shareholders if shareholders comply with the Company's advance notice requirements. The Company's Bylaws provide that a shareholder who wishes to nominate a person for election as a director at a meeting of shareholders must deliver written notice to the secretary of the Company. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Securities Exchange Act of 1934 if such person had been nominated by the board of directors, the written consent of such person to being named as a nominee in soliciting material and to serving as a director, if elected, and the name and address of the shareholder delivering the notice as it appears on the stock records of the Company, along with the number and class of shares held of record by such shareholder. In the case of an annual meeting to be held on the fourth Wednesday in the month of June or within thirty days thereafter, the notice must be delivered not less than sixty nor more than ninety days prior to the fourth Wednesday in June. In the case of an annual meeting which is being held on any other date (or in the case of any special meeting), the notice must be delivered within ten days after the earlier of the date on which notice of the meeting is first mailed to shareholders or the date on which public disclosure is first made of the date of such meeting. There are no differences in the process pursuant to which the committee is to evaluate prospective nominees based on whether the nominee is recommended by a shareholder.

Upon receipt of a recommendation from any source, including shareholders, the committee will take into account whether a board vacancy exists or is expected or whether expansion of the board is desirable. In making this determination, the committee may solicit the views of all directors. If the committee determines that the addition of a director is desirable, it will assess whether the candidate presented should be nominated for board membership. While the committee may consider whatever factors it deems appropriate in its assessment of a candidate for board membership, candidates nominated to serve as directors will, at a minimum, in the committee's judgment:

- be able to represent the interests of the Company and all of its shareholders and not be disposed by affiliation or interest to favor any individual, group or class of shareholders or other constituency;
- possess the background and demonstrated ability to contribute to the board's performance of its collective responsibilities, through senior executive management experience, relevant professional or academic distinction, or a record of relevant civic and community leadership; and
- be able to devote the time and attention necessary to serve effectively as a director.

The committee may also take into consideration whether a candidate's background and skills meet any specific needs of the board that the committee has identified. The committee will preliminarily assess the candidate's qualifications with input from the chief executive officer. If, based upon its preliminary assessment, the committee believes that a candidate is likely to meet the criteria for board membership, the chairman will advise the candidate of the committee's preliminary interest and, if the candidate expresses sufficient interest to the chairman, with the assistance of the corporate secretary's office, will arrange interviews of the candidate with members of the committee and with the chief executive officer, either in person or by telephone. After the members of the committee and the chief executive officer have had the opportunity to interview the candidate, the committee will formally consider whether to recommend to the board that it nominate the candidate for election to the board.

Communications with Directors by Shareholders, Employees and Other Interested Parties

Shareholders and employees of the Company and other interested parties may address communications to directors, either collectively or individually (including to the presiding director or to the non-management directors as a group), in care of the Corporate Secretary, Genesco Inc., 1415 Murfreesboro Road, Suite 490, Nashville, Tennessee 37217. The Secretary's office delivers to directors all written communications, other than commercial mailings, addressed to them.

Directors' Annual Meeting Attendance

The Company encourages all directors to be present at the annual meeting of shareholders. All directors, except Mr. Diamond, whose airline flight to Nashville was delayed, and Mr. Dickens, who had an unalterably conflicting engagement, were present at last year's annual meeting.

Corporate Governance Guidelines

The board of directors has adopted Corporate Governance Guidelines for the Company. They are accessible on the Company's website, www.genesco.com.

Code of Business Conduct and Ethics for Employees and Directors

The Company has adopted a code of business conduct and ethics that applies to all employees and directors. The Company has made the code of business conduct and ethics available and intends to provide disclosure of any amendments or waivers of the code within five business days after an amendment or waiver on its website, www.genesco.com.

Website

The charters of the nominating and governance, compensation and audit committees, the Corporate Governance Guidelines and the Code of Business Conduct and Ethics for Employees and Directors are available on the Company's website, www.genesco.com. All references to the Company's website in this proxy statement are inactive textual references only. Print copies of these documents will be provided to any shareholder who sends a written request to the Secretary, Genesco Inc., 1415 Murfreesboro Road, Suite 490, Nashville, Tennessee 37217.

SECURITY OWNERSHIP OF OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

Principal Shareholders

The following table sets forth the ownership of the entities which, according to the most recent filings of Schedules 13G and amendments thereto, as applicable, by the beneficial owners as of the record date for this meeting, own beneficially more than 5% of the Company's common stock and the entities which, according to the Company's stock transfer records, own more than 5% of any of the other classes of voting securities described on page 2. Percentages are calculated on outstanding shares at April 24, 2007.

Name and Address of Beneficial Owner	Class of Stock	No. of Shares	Percent of Class
FMR Corp.(1) Edward C. Johnson 3d 82 Devonshire Street Boston, Massachusetts 02109	Common	2,914,826	12.8%
Citadel Limited Partnership(2) Citadel Investment Group, L.L.C. Kenneth Griffin Citadel Equity Fund Ltd. Citadel Derivatives Group LLC 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603	Common	1,435,654	6.3%
A group consisting of Barclays Global Investors, NA,(3)(4) Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Global Investors Japan Limited	Common	1,137,451	5.0%
Hazel Grossman 355 Blackstone Boulevard, Apt. 552 Providence, Rhode Island 02906	Subordinated Serial Preferred, Series 3	1,074	6.1%
Barbara F. Grossman 4903 Pieta Ct. Las Vegas, Nevada 89135	Subordinated Serial Preferred, Series 3	1,048	5.9%
James H. Cheek, Jr 11 Burton Hills Boulevard, Apt. 407 Nashville, Tennessee 37215	Subordinated Cumulative Preferred	2,413	8.0%

(1) Number of shares from Schedule 13G filed on February 14, 2007, reporting sole voting power with respect to 103,800 shares and sole investment power with respect to 2,914,826 shares.

[Footnotes continued on next page.]

(2) Number of shares from Schedule 13G filed on February 13, 2007, reporting sole voting and investment power with respect to 1,435,654 shares.

(3) Barclays Global Investors, N.A. and Barclays Global Fund Advisors, 45 Fremont Street, San Francisco, California 94105; Barclays Global Investors, Ltd., Murray House, 1 Royal Mint Court, London EC3N 4HH; Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited, Ebisu Prime Square Tower 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 1550-0012 Japan.

(4) Number of shares from Schedule 13G filed on January 31, 2007, reporting that Barclays Global Investors, NA may be deemed to own with sole voting and dispositive power 376,744 and 458,009 shares of common stock, respectively; Barclays Global Fund Advisors may be deemed to own with sole voting and dispositive power 665,130 shares of common stock; and Barclays Global Investors, Ltd. may be deemed to own with sole voting and dispositive power 14,312 shares of common stock.

Security Ownership of Directors and Management

The following table sets forth information as of May 1, 2007, regarding the beneficial ownership of the Company's common stock by each of the Company's current directors, the persons required to be named in the Company's summary compensation table appearing elsewhere in the proxy statement and the current directors and executive officers as a group. None of such persons owns any equity securities of the Company other than common stock.

Name	No. of Shares(1)(2)
James S. Beard	3,334
Leonard L. Berry	27,572
William F. Blaufuss, Jr.	5,262
James S. Bradford	3,334
Robert V. Dale	21,436
Robert J. Dennis	103,798
Matthew C. Diamond	10,285
Marty G. Dickens	6,906
Ben T. Harris	58,921
Kathleen Mason	41,030
Hal N. Pennington	301,529
William A. Williamson, Jr.	71,995
Jonathan D. Caplan	77,250
James C. Estepa	42,623
James S. Gulmi	214,191
Current Directors and Executive Officers as a Group (21 Persons)	1,173,213(3)

(1) Each director, director nominee and officer owns less than 1% of the outstanding shares of the Company's common stock, except for Mr. Pennington, who owns 1.3%.

(2) Includes shares that may be purchased within 60 days upon the exercise of options granted under the Company's common stock option plans, as follows: Mr. Pennington — 208,578; Mr. Caplan — 57,214; Mr. Dennis — 52,063; Mr. Estepa — 1,644; Mr. Gulmi — 94,163; Mr. Dale — 12,000; Ms. Mason and Messrs. Berry and Williamson — 16,000 each; current executive officers and directors as a group — 593,555. Also includes shares of restricted stock which remain subject to forfeiture. See "Election of Directors — Director Compensation," above, and "Executive Compensation — Summary Compensation Table," below.

(3) Constitutes approximately 5.2% of the outstanding shares of the Company's common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. Such officers, directors and shareholders are required by SEC regulations to furnish the Company with copies of all such reports that they file. Based solely on a review of copies of reports filed with the SEC and of written representations by officers and directors, the Company believes that during Fiscal 2007 all officers and directors subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis.

COMPENSATION DISCUSSION AND ANALYSIS

The Company's compensation programs are intended to support its financial and strategic objectives by attracting and retaining employees with necessary skills and by motivating them through appropriate incentives tied to the Company's performance and market value to achieve those objectives. The Company recognizes that the goals of employee attraction, retention and motivation must be balanced against the necessity of controlling compensation expense. With respect to senior management (executive officers and heads of the Company's operating units and staff departments, including the principal executive officer, the principal financial officer and the three additional officers listed in the Summary Compensation Table which follows this discussion, who are referred to in this discussion as the "named executive officers"), the compensation committee of the board of directors has the responsibility to design a compensation program and set levels of compensation that attempt to achieve the optimal balance between employee attraction, retention and motivation and expense control.

1. **Compensation Committee Process.** In seeking that balance, the compensation committee looks primarily to market data from what it considers to be comparable companies. To that end, it retains an independent compensation consultant to work directly with the committee in gathering and analyzing data. The committee selected Longnecker & Associates as its independent consultant for Fiscal 2007 and Fiscal 2008. The committee and the consultant also solicit input from the chief executive officer (who may in turn seek input from other members of management) on subjective considerations such as individual performance and perceptions of internal equity, that he believes should be taken into account in individual cases. On the basis of the comparable data, management input and the consultant's knowledge of trends and developments in compensation design, the consultant annually prepares recommendations regarding all the material elements of senior management direct compensation for the compensation committee's consideration. The final compensation decision rests with the committee. For many years, the compensation committee has acted on these recommendations at its October meeting, setting cash compensation levels for the upcoming fiscal year and making stock-based compensation grants on the date of the meeting.

In October 2006, the compensation committee reviewed the Company's total direct compensation (consisting of base salary, annual incentives and long-term, stock-based incentives) for the nine senior executive officers of the Company, including the named executive officers. It assessed the competitiveness of the Company's executive compensation as compared to (i) a peer group of public companies identified by the compensation committee's consultant with input from the chairman of the committee and (ii) data reported in published surveys from companies in the retail industry with annual revenues and market capitalization similar to the Company's. The 2006 peer group included the following 15 companies, which the compensation committee considered relevant for comparison because of the nature of their businesses or target markets, their size and market value, and the likelihood that the Company competes against them for management personnel: Retail Ventures, Inc.; Brown Shoe Company, Inc.; The Talbots, Inc.; The Men's Warehouse, Inc.; Stein Mart, Inc.; Claire's Stores, Inc.; Stage Stores, Inc.; Pacific Sunwear of California, Inc.; The Finish Line, Inc.; Children's Place Retail Stores, Inc.; Chico's FAS, Inc.; Aeropostale, Inc.; Urban Outfitters, Inc.; Carter's Inc.; and The Stride Rite Corporation.

2. **Elements of Direct Compensation.** Direct compensation to the Company's executive officers consists of annual base salary, annual incentive bonuses and long-term incentives in the form of stock-based awards. The compensation committee generally seeks to pay base salaries at or near the market median, using the bonus to provide the prospect of above-median cash compensation for superior performance against annual benchmarks. Additionally, certain features of the bonus plan are intended to encourage a longer-term focus, as is the long-term incentive element of the compensation program. The long-term incentive element is stock-based, intended to align management's interests with those of the shareholders. The compensation committee also considers targeted total cash levels (base salary plus the target bonus) and total direct compensation (total cash plus the targeted value of long-term incentives) in relation to the peer group companies and the survey data.

A. *Base Salary.* The Company pays base salaries to its employees in order to provide a level of assured compensation reflecting an estimate of the value in the employment market of the employee's skills and the demands of his or her position. Consistent with the compensation committee's goal to set base salaries at or near the market midpoint, the consultant's survey and peer group data for Fiscal 2007 indicated that base salaries for the senior management group in the aggregate were at 97% of the midpoint. The range within the group was from 79% to 132% of the midpoint. Effective at the beginning of Fiscal 2008, the committee set base salaries for the named executive officers ranging from 96% to 137% of the midpoint, with the chief executive officer and the chief financial officer slightly below the midpoint and the officers with operational responsibilities above it. Distribution within the range reflects a combination of individual officers' compensation history, the committee's assessment of the likely current market for the individual officers' particular skills and experience, and other subjective factors. It also reflects a general disposition to allocate the resource pool slightly more favorably to operational management than to corporate staff positions, related to the emphasis of the Company's operating philosophy on operational excellence as a primary driver of value. Consistent with the objective of controlling compensation expense, with the exception of a larger increase related to the chief operating officer's promotion to the office of president during the year, the named executive officers' base salary increases for Fiscal 2008 averaged approximately 4%.

B. *Annual Incentive Compensation. (i) Overview.* Executive officers other than the chief executive officer participate in the Company's Management Incentive Compensation Plan, which is designed to reward increasing earnings in an amount sufficient to provide a return on incremental capital greater than the Company's cost of capital. (The compensation committee awards the chief executive officer's annual bonus on the same basis as if he were a corporate business unit participant in the plan.) The plan also incorporates incentives for individual strategic objectives that may not be immediately reflected in the annual financial performance of the participant's business unit, as well as incentives designed to reward senior operational management for their contributions to corporate interests that may be broader than those of their individual business units. The compensation committee reviews and adopts the plan with input from its independent consultant and from senior management. The consultant makes recommendations with regard to target bonus levels based on its peer group and survey comparisons of target bonuses as a percentage of base salary and total targeted cash compensation. The compensation committee sets the targets.

(ii) Bonus Targets. Target bonuses for the named executive officers other than the chief executive officer ranged from 45% to 70% of base salary for Fiscal 2007. The chief executive officer's target bonus was at 80% of base salary in Fiscal 2007 and is unchanged as a percentage of base salary for Fiscal 2008. The Fiscal 2007 targets for the named executive officers ranged from 93% to 116% of the market midpoint identified by the compensation committee's consultants' data. Total targeted cash compensation (base salary plus target bonus) for the executive group was at 95% of the midpoint for Fiscal 2007.

(iii) Award Components. The named executive officers participating in the Fiscal 2007 management incentive plan were eligible to receive a fraction or multiple of their target awards based on the factors described below. Bonuses earned can be negative, offsetting awards carried over from prior years or, subject to certain limitations described below, awards from future years. Presidents of the Company's operating divisions were eligible to earn cash awards in amounts determined 50% on the basis of changes in Economic Value Added (EVA[1]) for their respective business units, 25% on the basis of EVA changes for the entire Company and 25% on the basis of individual strategic goals (discussed in greater detail below) agreed upon by the participant and the chief executive officer during the first quarter of the fiscal year. Other executive

[1] EVA is a trademark of Stern Stewart & Co.

officers' awards were determined 75% on the basis of corporate EVA changes and 25% on the basis of individual strategic goals similarly agreed upon with their supervisors.

(iv) EVA Calculations. EVA is determined by subtracting from a business unit's net operating profit after taxes (NOPAT) a charge of 12% of the average net assets (total assets minus non-interest bearing current liabilities) employed to generate the profit. The 12% capital charge is the Company's estimate of its weighted average cost of debt and equity capital. The plan is designed to encourage efficient use of assets, since profit improvement that is less than 12% of the incremental net assets employed reduces the participant's bonus. Incentive awards are determined by the amount of actual EVA change during the year relative to EVA change targets for the year.

NOPAT and net assets employed for incentive plan purposes are not necessarily the same as the corresponding accounting measures calculated in accordance with generally accepted accounting principles for financial reporting purposes. The Company's NOPAT for purposes of the EVA Plan in Fiscal 2007 is equal to earnings before the "Restructuring and Other, Net" line on the Consolidated Statement of Earnings, plus stock-based compensation expense of $6.9 million, plus interest expense, less taxes at the Company's 39% effective rate for the year. Stock option expense was excluded in the calculation of NOPAT because applicable accounting standards did not require expensing of options when the applicable performance intervals for the EVA Plan were last calibrated. Interest expense is excluded from the calculation because it would be duplicative of the 12% capital charge discussed above.

because the compensation committee believes that shares of restricted stock represent a greater value to recipients upon grant than do options, fewer shares of restricted stock than options may be granted, resulting in lower earnings per share dilution than a stock-based compensation program consisting solely of options. On the other hand, since options have value to the grantee only to the extent that the market price rises after the grant date, the committee believes that they constitute a valuable incentive to work for increased shareholder value, and continues to allocate a portion of stock-based compensation to options.

In Fiscal 2007 the compensation committee granted a total of 110,632 options and 166,769 shares of restricted stock to 87 employees (including 44,898 options and 67,727 shares of restricted stock to the named executive officers). All the restricted stock and options vest in four equal annual increments, subject to the grantee's continued employment with the Company.

As it does with regard to other elements of direct compensation, the compensation committee primarily considers peer group and survey comparison data to determine the magnitude of stock-based compensation awards. In Fiscal 2007, it considered the targeted long-term value of the award, assuming a 5-year holding period and 15% annual appreciation (i) as a multiple of each named executive officer's base salary and (ii) as a component of total direct compensation, in comparison to the peer group and survey data. (These assumptions are for comparison purposes only, and do not represent a forecast of future performance or the period for which stock granted will be retained. The targeted long-term value considered by the committee is not the value reported in columns (e) and (f) of the Summary Compensation Table, below, which represents the compensation expense calculated pursuant to FAS 123(R) of restricted shares and options granted in prior years that vested during each of the fiscal years indicated in the table.) The Fiscal 2007 grants' targeted long-term value (which will be realized only to the extent that 15% annual appreciation in the value of the Company's stock is achieved and the named executive officer remains employed and holds the stock granted for the 5-year period assumed) represented 2.75 times base salary for the chief executive officer, 2 times base salary for the chief operating officer and 1.75 times base salary for each of the other named executive officers. The committee's Fiscal 2007 valuation of total direct compensation, including the targeted long-term value of the stock-based compensation, averaged 1.1 times the market midpoint for all executive officers, with a range of 1 to 1.5 times the midpoint for the named executive officers. Distribution within the range reflects individual officers' compensation history and the committee's subjective assessment of factors, including the likely current level of market competition for the individual officers' services.

officers' awards were determined 75% on the basis of corporate EVA changes and 25% on the basis of individual strategic goals similarly agreed upon with their supervisors.

(iv) EVA Calculations. EVA is determined by subtracting from a business unit's net operating profit after taxes (NOPAT) a charge of 12% of the average net assets (total assets minus non-interest bearing current liabilities) employed to generate the profit. The 12% capital charge is the Company's estimate of its weighted average cost of debt and equity capital. The plan is designed to encourage efficient use of assets, since profit improvement that is less than 12% of the incremental net assets employed reduces the participant's bonus. Incentive awards are determined by the amount of actual EVA change during the year relative to EVA change targets for the year.

NOPAT and net assets employed for incentive plan purposes are not necessarily the same as the corresponding accounting measures calculated in accordance with generally accepted accounting principles for financial reporting purposes. The Company's NOPAT for purposes of the EVA Plan in Fiscal 2007 is equal to earnings before the "Restructuring and Other, Net" line on the Consolidated Statement of Earnings, plus stock-based compensation expense of $6.9 million, plus interest expense, less taxes at the Company's 39% effective rate for the year. Stock option expense was excluded in the calculation of NOPAT because applicable accounting standards did not require expensing of options when the applicable performance intervals for the EVA Plan were last calibrated. Interest expense is excluded from the calculation because it would be duplicative of the 12% capital charge discussed above.

The following table shows for each of the Company's primary business units in Fiscal 2007: (a) the amount of EVA improvement required to earn a one-times target bonus award, (b) the incremental EVA change required to earn each additional whole-number multiple of the target, (c) the actual EVA for the business unit, and (d) the multiple of the target bonus actually earned. Fractional multiples are earned for incremental changes less than the full improvement interval shown in column (b). Negative bonuses accrue for shortfalls from the target improvement (column (a)) in proportion to the interval shown in column (b). As discussed below, named executive officers with responsibilities for more than one business unit receive incentive compensation reflecting the weighted average EVA changes in all the relevant business units.

Business Unit	(a) FY 2007 Target EVA Improvement	(b) FY 2007 Incremental Improvement Interval	(c) FY 2007 EVA Change	(d) FY 2007 Bonus Multiple
Corporate Total	$1,549,000	$6,445,000	$ 2,984,000	1.32
Hat World Group	$ 691,000	$1,493,000	$(2,132,000)	(.64)
Journeys Group	$ 442,000	$2,048,000	$ 3,003,000	2.26
Underground Station Group	$ 103,000	$1,156,000	$(4,862,000)	(3.30)
Johnston & Murphy Group	$ 329,000	$ 982,000	$ 2,984,000	3.70
Licensed Brands	$ 96,000	$ 450,000	$ 1,218,000	3.49

Each business unit's target for EVA improvement (shown in column (a), above) is determined in advance by allocating the Company's total expected EVA improvement among all its business units. The Company calculates the amount of EVA improvement which it believes is "expected" by the market from the amount by which its current market value exceeds the capitalized value of current EVA plus invested capital — in other words, the amount of value associated with the Company's future growth. Target EVA improvement is the amount of improvement required to give investors a cost of capital return on this future growth value, and thus on the market value of their investment. The incremental improvement interval (shown in column (b), above), is both the amount of additional EVA improvement above the amount in column (a) that is required to earn a bonus of two times the participant's target and also the amount of shortfall from the column (a) target that will result in a zero bonus. The calibration of the intervals shown in column (b) reflects an effort to give the business units approximate shares of above-target EVA improvement with some adjustment for differences in unit size, and a similar likelihood of multi-year zero bonuses.

Recalibration of the targets and intervals shown in columns (a) and (b) tends to penalize business units with stronger performance by increasing the amount of EVA improvement required for them to earn bonuses, while rewarding worse performers by decreasing the amounts required for them to earn bonuses. To mitigate this performance penalty, the Company does not recalibrate the targets and intervals every year. They were last calibrated at the beginning of Fiscal 2005.

Each participant's business unit or units are assigned by the chief executive officer, who also determines the weighting of the various business unit components for participants with responsibility for multiple units. Among the named executive officers who are plan participants, Mr. Gulmi and Mr. Dennis are assigned to the Corporate Total business unit. Mr. Estepa's assignment is 56% Journeys Group, 19% Underground Station Group, and 25% Corporate Total. Mr. Caplan's is 50% Johnston & Murphy Group, 25% Licensed Brands, and 25% Corporate Total.

(v) *Individual Strategic Objectives.* As noted above, the payment of 25% of a participant's annual incentive award for EVA improvement is contingent on his or her achievement of individual strategic goals agreed upon in advance with the participant's supervisor. Individual strategic goals for the named executive officers typically involve initiatives that the executive officer group considers important to the long-term prospects of the participants' business units, but that may not be adequately incented by the portion of the bonus calculated on current financial performance. Examples include retail divisions' opening a targeted number of new retail stores on schedule and the launch of new retail concepts. The participant's supervisor, generally in consultation with the participant, determines whether the participant's individual strategic goals have been met. The plan permits full credit for strategic goals if they have been at least 95% achieved. Each of the named executive officer participants in the plan received full credit for his strategic goals in Fiscal 2007.

No portion of the award for achievement of individual strategic goals is ordinarily to be paid unless some portion of the applicable award for operating results is earned, although the plan authorizes the committee to consider exceptions for extraordinary strategic successes upon the recommendation of the chief executive officer. No exceptions of this nature were made for Fiscal 2007.

(vi) Bonus "Bank." The plan includes the following "bonus bank" feature: awards for better than expected EVA are uncapped and "negative awards" for worse than expected results are possible. Any award in excess of three times the target bonus and any negative award is credited to the participant's account in the bonus bank. Each year, a participant will receive a payout equal to (i) the current year's award, up to three times the target, plus (ii) one third of any amount in excess of three times the target in the current year, and (iii) the current installments of banked awards from

previous years, if any, which are paid out in three equal annual installments. Prior to an amendment adopted by the compensation committee in February 2007, if a participant's bonus bank was negative, 60% of any positive award would be applied toward "repaying" the negative balance and 40% would be paid out to the participant. Under an amendment intended to improve the incentives for improved performance by business units affected by a significant negative downturn in the markets in which they compete, if the participant's bonus bank balance is negative, 50% of any positive award in excess of two times the target will be applied toward "repaying" the negative balance and 50% will be paid out to the participant. Any negative balance from a single year will be canceled to the extent not repaid after three years. Since no named executive officer had a negative bank balance at the end of Fiscal 2007, the amendment did not immediately benefit any named executive officer. If the current year's award is negative, any positive balance in the participant's bank is applied against it. Any positive balance is forfeited if the participant voluntarily resigns from employment by the Company or is terminated for cause. The committee believes that the "bonus bank" feature of the plan offers improved incentives for management to focus on building long-term value in the Company, and that the forfeiture provisions aid the retention of key employees. Including Fiscal 2007 payouts and accruals, bonus bank balances for the named executive officers who are plan participants are as follows:

Jonathan D. Caplan	$ 4,550
Robert J. Dennis	$112,833
James C. Estepa	$171,097
James S. Gulmi	-0-

Bonuses reported in column (g) of the Summary Compensation Table below are bonuses actually earned for the years indicated, disregarding the "banking" feature of the plan. Because of the banking provisions of the plan, $4,550 of Mr. Caplan's award for Fiscal 2007 was mandatorily deferred. As part of their payout for Fiscal 2007, Mr. Dennis and Mr. Estepa received $112,833 and $128,323, respectively, that had been mandatorily deferred in prior years.

(vii) CEO Annual Incentive Compensation. While the chief executive officer is not a participant in the management incentive plan because of his role in establishing performance objectives under the plan, the compensation committee has historically awarded him a bonus calculated using the multiple earned by corporate staff participants in the plan and intends to do so for Fiscal 2008. In doing so, the committee has been able to consider any issues that it considered relevant, including the chief executive officer's use of discretion in matters that affect corporate staff participants in the plan.

C. *Stock-based Compensation:* Grants of stock options and restricted stock to key executives of the Company including the named executive officers are intended to provide them with an incentive to make decisions which are in the long-term best interests of the Company and thus to balance the shorter-term annual cash incentive component of executive compensation. Stock-based compensation is also intended to align the financial interests of management with those of the Company's shareholders, since the value of an option or a share of restricted stock is dependent upon the Company's performance and the recognition of that performance in the market for the Company's stock.

Options are typically granted to executive officers and other key employees once annually. For more than a decade, the committee has made annual option grants as part of its annual compensation planning meeting held in conjunction with the regularly scheduled October board meeting. The committee has also occasionally made grants to newly-hired key employees at its next meeting after their employment commenced. The compensation committee does not attempt to time option grants in relation to the Company's release of material information. All option grants carry an exercise price equal to the fair market value of the underlying stock on the actual date of grant. Grants of all options currently outstanding provided that they would become exercisable in annual installments of 25% of the total number of shares subject to the options granted. Annual vesting requires the executive to remain employed by the Company for the entire four-year vesting period to realize fully the gain on the total number of shares covered by the option. Options granted under the plan expire ten years after the date of grant.

Prior to the adoption in 2006 of FAS 123(R) (an accounting standard requiring that employee stock options be reflected as compensation expense in issuing companies' financial statements), employee options that satisfied certain criteria, unlike restricted stock, did not involve compensation expense. Consequently, options were the Company's favored form of stock-based compensation. Restricted stock became a component of the compensation of all executive officers (including the named executive officers) in Fiscal 2006. The committee replaced a portion of the shares that had in previous years been granted as options with a lesser number of restricted shares subject to forfeiture upon termination of the grantee's employment prior to vesting, which occurs in four equal annual increments. The committee believes that the inclusion of restricted stock in the stock-based component of executive compensation better aligns the interest of management with those of shareholders. Because options have no value to the employee if the market price of the Company's stock is at or below the exercise price, the use of options as the exclusive form of stock-based compensation may lead to an exaggerated perception of downside risk and greater risk aversion on the part of option holders as compared to shareholders. Additionally, because the compensation committee believes that shares of restricted stock represent a greater value to recipients upon grant than do options, fewer shares of restricted stock than options may be granted, resulting in lower earnings per share dilution than a stock-based compensation program consisting solely of options. On the other hand, since options have value to the grantee only to the extent that the market price rises after the grant date, the committee believes that they constitute a valuable incentive to work for increased shareholder value, and continues to allocate a portion of stock-based compensation to options.

In Fiscal 2007 the compensation committee granted a total of 110,632 options and 166,769 shares of restricted stock to 87 employees (including 44,898 options and 67,727 shares of restricted stock to the named executive officers). All the restricted stock and options vest in four equal annual increments, subject to the grantee's continued employment with the Company.

As it does with regard to other elements of direct compensation, the compensation committee primarily considers peer group and survey comparison data to determine the magnitude of stock-based compensation awards. In Fiscal 2007, it considered the targeted long-term value of the award, assuming a 5-year holding period and 15% annual appreciation (i) as a multiple of each named executive officer's base salary and (ii) as a component of total direct compensation, in comparison to the peer group and survey data. (These assumptions are for comparison purposes only, and do not represent a forecast of future performance or the period for which stock granted will be retained. The targeted long-term value considered by the committee is not the value reported in columns (e) and (f) of the Summary Compensation Table, below, which represents the compensation expense calculated pursuant to FAS 123(R) of restricted shares and options granted in prior years that vested during each of the fiscal years indicated in the table.) The Fiscal 2007 grants' targeted long-term value (which will be realized only to the extent that 15% annual appreciation in the value of the Company's stock is achieved and the named executive officer remains employed and holds the stock granted for the 5-year period assumed) represented 2.75 times base salary for the chief executive officer, 2 times base salary for the chief operating officer and 1.75 times base salary for each of the other named executive officers. The committee's Fiscal 2007 valuation of total direct compensation, including the targeted long-term value of the stock-based compensation, averaged 1.1 times the market midpoint for all executive officers, with a range of 1 to 1.5 times the midpoint for the named executive officers. Distribution within the range reflects individual officers' compensation history and the committee's subjective assessment of factors including the likely current level of market competition for the individual officers' services.

In October 2005 the compensation committee approved a special grant of restricted stock to executive officers (including all the named executive officers), in addition to the standard annual grant of stock-based compensation. The grant, which the committee has no present plans to repeat, was designed to enhance retention and incentive performance by the Company's most senior managers in conjunction with the Company's adoption of new, long-term strategic objectives. All the shares in this one-time grant are subject to forfeiture upon termination of employment until they vest on the third anniversary of the grant date.

Early in Fiscal 2008, the nominating and governance committee of the Company's board adopted share ownership guidelines for directors and executive officers, including the named executive officers. The guidelines require that named executive officers hold at least the number of shares specified below:

Chief Executive Officer	60,000 shares
Chief Operating Officer	30,000 shares
Chief Financial Officer	20,000 shares
Senior Vice Presidents-Operations	20,000 shares

The guidelines allow covered executives up to five years from their adoption (or from subsequently appointed executives' appointment dates) to comply with the guidelines. Restricted stock grants and vested stock option awards may be used to satisfy the guidelines, consistent with the intent that such awards align executive officers' interests with those of shareholders.

3. **Other Compensation.**

A. *Change of Control Arrangements and Severance Plan.*

(i) *Change of Control.* All the named executive officers are parties to employment protection agreements. The agreements become effective only in the event of a change of control, which will be deemed to have occurred if a person or group acquires securities representing 20% or more of the voting power of the Company's outstanding securities or if there is a change in the majority of directors in a contested election. Each agreement provides for employment by the Company for a term of three years following a change of control. In the event that the executive's employment is terminated under certain circumstances during the contractual employment period after a change of control, the executive is entitled to a lump sum payment and the continuation of certain benefits, as described below under the heading "Change of Control Arrangements, Employment Agreements and Severance Plan." Additionally, all stock options and restricted stock granted by the Company under the Company's equity incentive plans become immediately vested and (in the case of options) exercisable upon a change of control as defined in the plans.

The Company believes that reasonable severance and change in control benefits are necessary in order to recruit and retain effective senior managers. These severance benefits reflect the fact that it may be difficult for such executives to find comparable employment within a short period of time, and are a product of a generally competitive recruiting environment within our industry. The Company also believes that a change in control arrangement will provide an executive security that will likely reduce the reluctance of an executive to pursue a change in control transaction that could be in the best interests of our shareholders.

(ii) Severance Plan. The Company maintains a Severance Plan for monthly-paid salaried employees to provide for certain benefits to covered employees (including the named executive officers) in the event of a Company-initiated separation from the Company other than for cause (as defined in the severance plan). Under the terms of the plan, an eligible employee is entitled to one week of base salary at the termination date multiplied by each year of service with the Company with a maximum of 24 weeks and a minimum of two weeks. The Severance Plan is discussed in further detail under the heading "Change of Control Arrangements, Employment Agreements and Severance Plan."

B. *Defined Benefit, Defined Contribution and Deferred Income Plans.*

(i) *Defined Benefit Plan.* The Genesco Retirement Plan is a noncontributory, qualified pension plan. Prior to December 31, 1995, it provided retirement benefits to eligible participants based on a formula taking into consideration the average of the ten highest consecutive years' earnings of the participant, years of benefit service and other factors.

Effective January 1, 1996, the Retirement Plan was amended to establish a cash balance formula. Benefits earned prior to that date under the 10-year average formula were preserved as of that date. Effective January 1, 2005, the cash balance formula was frozen and benefit accruals ceased. Beginning in 2005, participant accounts will be credited annually with the lesser of (a) 7% or (b) the annual rate of interest on 30-year Treasury securities for the month of December immediately preceding the Plan Year for which the rate applied. The Company makes a supplemental, "makeup" payment outside the Retirement Plan equal to the amount, if any, by which (a) exceeds (b), and the amount of other contributions that were lost when the Retirement Plan was frozen, equal to 2.5% of compensation up to the Social Security wage base and 4% of compensation above it. For Fiscal 2007, the named executive officers who are participants in the Retirement Plan received the following "makeup" payments:

Mr. Pennington	$13,820
Mr. Gulmi	$13,820
Mr. Estepa	$13,820
Mr. Caplan	$ 4,202

Because he had no vested benefits under the Retirement Plan as of January 1, 2005, Mr. Dennis is not a participant in the Retirement Plan.

The Internal Revenue Code limited the amount of salary which was taken into account in calculating Retirement Plan benefits. Taking into account the preserved benefits under the average of the ten highest years and the accumulated funds in cash balance formula, and assuming that the participant's accrued benefits at normal retirement are taken in the form of single life annuity, the estimated annual benefit payable for each participating named executive officer at retirement is as follows: Mr. Pennington — $66,351; Mr. Caplan — $11,808; Mr. Estepa — $28,988; and Mr. Gulmi — $63,865.

The years of benefit service of the participating named executive officers are: Hal N. Pennington — 43 years; Jonathan D. Caplan — 12 years; James C. Estepa — 20 years; and James S. Gulmi — 33 years. The earnings of such persons for purposes of computing benefits under the Retirement Plan in 2004 are substantially the same as set forth in the Summary Compensation Table in the salary and bonus columns, except that the Internal Revenue Code limited the amount of a person's annual earnings which could be taken into account in calculating benefits under the Retirement Plan during any calendar year. A participant has no vested benefits under the Retirement Plan until he or she has five years' service with the Company.

(ii) Defined Contribution Plan. The Company also offers to all employees (including the named executive officers) a voluntary defined contribution plan designed to comply with Section 401(k) of the Internal Revenue Code of 1986. Participants in the plan (including all the named executive officers) may defer a percentage of their qualifying pre-tax compensation for each year. Beginning with calendar year 2006, the Company has made a matching contribution equal to 100% of deferrals up to 3% of compensation (limited to $225,000) plus 50% of the next 2% of compensation (similarly limited) deferred.

In Fiscal 2007, each of the named executive officers received a matching contribution of $8,800.

Such amounts are included in column (i) of the "Summary Compensation Table," below. Deferrals and matching contributions to the plan may be invested in any of a number of mutual fund investments and in a guaranteed income option. Participants may also self-direct their investments, subject to certain restrictions.

(iii) Deferred Income Plan. The named executive officers, in addition to other eligible employees, may participate in the Deferred Income Plan. Under this Plan, the participant may elect to defer up to 15% of base salary, 100% of bonus payouts, and 15% of the supplemental "makeup" payment discussed above. Deferrals in the plan are not matched by the Company. The Deferred Income Plan is discussed in further detail under the heading "Nonqualified Deferred Compensation," below.

C. *Perquisites.* The Company provides named executive officers with perquisites and other personal benefits that the Company and the committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions.

In connection with his appointment as chief operating officer, the Company reimbursed Mr. Dennis for expenses incurred in connection with his relocation to Nashville, and for income taxes payable on the reimbursement. The Company considers relocation expenses on a case-by-case basis.

In addition to participation in the plans and programs described above, the named executive officers are provided financial or estate planning and tax preparation assistance not to exceed $5,000 per year. The Company pays luncheon club dues for the chief executive officer and chief financial officer to facilitate business entertaining. All employees, including named executive officers, are entitled to a discount on merchandise sold by the Company equal to 40% off the suggested retail price. Additionally, named executive officers are provided with life insurance with a death benefit of up to $90,000 and participate in a supplemental medical and dental insurance plan available to middle- and senior-management employees that covers deductibles, co-payments and certain exclusions under the standard health insurance programs available to all employees.

Attributed costs of the personal benefits described above for the named executive officers for Fiscal 2007 are included in column (i) of the "Summary Compensation Table," below.

4. **Tax Considerations.**

A. *Tax Deductibility of Compensation.* The compensation committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The committee may choose to approve compensation that will not meet these requirements when it considers the potential benefit to the Company to exceed the value of the tax deduction.

B. *Nonqualified Deferred Compensation.* On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective yet, the Company believes that it is operating in good faith compliance with the statutory provisions which were effective January 1, 2005. A more detailed discussion of the Company's nonqualified deferred compensation arrangements is provided under the heading "Nonqualified Deferred Compensation," below.

COMPENSATION COMMITTEE REPORT

The compensation committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement.

By the Committee:

Matthew C. Diamond, Chairman
Leonard L. Berry
Kathleen Mason
William A. Williamson, Jr.

The foregoing report of the compensation committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2007, no member of the compensation committee had at any time been an officer or employee of the Company or any of its subsidiaries. In addition, there are no relationships among the Company's executive officers, members of the compensation committee or entities whose executives serve on the board of directors or the compensation committee that require disclosure under applicable SEC regulations.

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation earned by each of the named executive officers for Fiscal 2007.

Name and Principal Position (a)	Year (b)	Salary ($) (c)(1)	Bonus ($) (d)(2)	Stock Awards ($) (e)(3)	Option Awards ($) (f)(4)	Non-Equity Incentive Plan Compensation ($) (g)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)(6)	All Other Compensation ($) (i)(7)	Total ($) (j)
Hal N. Pennington. . . . Chairman and Chief Executive Officer	Fiscal Year Ended February 3, 2007	720,000	759,000	848,536	953,195	-0-	85,258	43,400	3,409,389
James S. Gulmi . . . . . Senior Vice President-Finance and Chief Financial Officer	Fiscal Year Ended February 3, 2007	350,000	-0-	260,672	189,401	217,800	75,995	44,769	1,139,637
Robert J. Dennis. . . . . President and Chief Operating Officer	Fiscal Year Ended February 3, 2007	500,000	-0-	507,872	334,624	462,000	4,993	288,708(8)	2,098,197
Jonathan D. Caplan . . . Senior Vice President	Fiscal Year Ended February 3, 2007	290,000	-0-	215,488	226,098	396,825	68,028	29,375	1,225,814
James C. Estepa . . . . . Senior Vice President	Fiscal Year Ended February 3, 2007	495,000	-0-	451,466	409,364	295,584	775	33,237	1,685,426

(1) The amounts in column (c) include salary voluntarily deferred in the Defined Benefit Plan and the Deferred Income Plan described under the heading "Other Compensation — Defined Benefit, Defined Contribution and Deferred Income Plans" in the "Compensation Discussion and Analysis" section, above, in the following amounts:

Name	Amount Deferred
Hal N. Pennington	$ 34,123
James S. Gulmi	150,681
Robert J. Dennis	406,816
Jonathan D. Caplan	151,231
James C. Estepa.	21,028

(2) Mr. Pennington's annual incentive pay is reported in column (d) because it is technically in the discretion of the compensation committee, although the committee awarded his bonus for Fiscal 2007 on the same basis as if he had been a corporate staff participant in the EVA Incentive Plan, has never awarded the bonus on any other basis, and intends to award the Fiscal 2008 bonus on the same basis. See the discussion under the heading, "Annual Incentive Compensation" in the

[Footnotes continued on next page.]

"Compensation Disclosure and Analysis" section, above. Mr. Pennington elected to defer $8,219 of the amount reported in column (d) in the Defined Contribution Plan and the Deferred Income Plan. All the other named executive officers' annual incentive compensation is reported in column (g).

(3) The amounts in column (e) are the dollar amounts of restricted stock awards under the 2005 Equity Incentive Plan that were recognized for financial statement reporting purposes for Fiscal 2007 pursuant to FAS 123(R). They thus include amounts related to portions of awards granted both in Fiscal 2007 and in prior years. Assumptions used in the calculation of these amounts are included in footnotes 1 and 12 to the Company's audited financial statements for Fiscal 2007 included in the Company's Annual Report on Form 10-K filed with the SEC on April 4, 2007.

(4) The amounts in column (f) are the dollar amounts of option awards under the 1996 Stock Incentive Plan and the 2005 Equity Incentive Plan that were recognized for financial statement reporting purposes for Fiscal 2007 pursuant to FAS 123(R). They thus include amounts related to portions of awards granted both in Fiscal 2007 and in prior years. Assumptions used in the calculation of these amounts are included in footnotes 1 and 12 to the Company's audited financial statements for Fiscal 2007 included in the Company's Annual Report on Form 10-K filed with the SEC on April 4, 2007.

(5) The amounts in column (g) are cash awards under the Company's EVA Incentive Plan, discussed in greater detail under the heading "Annual Incentive Compensation" in the "Compensation Discussion and Analysis" section, above. They include amounts voluntarily deferred by the named executive officers in the Company's Defined Contribution Plan and Deferred Income Plan, discussed under the heading "Other Compensation — Defined Benefit, Defined Contribution and Deferred Income Plans" in the "Compensation Discussion and Analysis" section, above. They also include, in the case of Mr. Caplan, $6,825 mandatorily "banked" pursuant to the terms of the EVA Incentive Plan, as described above. Mr. Dennis also received a cash payment of $112,833, representing a portion of his incentive award earned for Fiscal 2005 that was previously mandatorily "banked" under the terms of the EVA Incentive Plan. Of the amounts reported in column (g), the named executive officers elected to defer the following amounts in the Salary Deferral Plan and/or the Deferred Income Plan.

Name	Amount Deferred
James S. Gulmi	$ 75,764
Robert J. Dennis	109,400
James C. Estepa	13,277
Jonathan D. Caplan	69,020

[Footnotes continued on next page.]

(6) The amounts in column (h) are the sum of (a) any actuarial increase in the present value of the named executive officers' benefits under the Genesco Retirement Plan, determined using interest rate and mortality assumptions consistent with those used in the Company's financial statements and (b) the amount of earnings on nonqualified deferred compensation under the Company's Deferred Income Plan described under the heading "Other Compensation — Defined Benefit, Defined Contribution and Deferred Income Plans" in the "Compensation Discussion and Analysis" above that exceed 120% of the applicable federal long-term interest rate. Negative changes in the actuarial value of Retirement Plan benefits are not reflected in column (h).

For each of the named executive officers, the components of the sum reported in column (h) are as follows:

Name	(a) Change in Present Value of Pension Benefits ($)	(b) Excess Deferred Income Plan Earnings ($)
Hal N. Pennington	-0-	85,258
James S. Gulmi	17,712	58,283
Robert J. Dennis	-0-	4,993
Jonathan D. Caplan	3,642	64,386
James C. Estepa	775	-0-

(7) The amounts in column (i) include, for each executive officer, medical, dental and long-term disability insurance premiums paid by the Company, matching contributions to the Company's Defined Contribution Plan, and an employee discount on merchandise sold by the Company that is available to all full-time employees. For all the named executive officers except Mr. Dennis, the amounts in column (i) include the supplemental retirement payment discussed under the heading "Defined Benefit, Defined Contribution and Deferred Income Plans," matching charitable contributions up to $600 per employee, available to all employees, the premiums for a basic amount of long-term care insurance available to all employees, and the cost to the Company of the supplemental medical and dental coverage described under the heading "Other Compensation — Perquisites" in the "Compensation Discussion and Analysis," above. For Mr. Pennington and Mr. Gulmi, the amounts include luncheon club dues, and for Mr. Gulmi and Mr. Dennis, an automobile allowance.

(8) Includes $191,095 of relocation expense reimbursement and $69,654 of reimbursement of income taxes payable on the relocation expense and tax reimbursements.

GRANTS OF PLAN BASED AWARDS FOR FISCAL 2007

The following table shows, for each of the named executive officers, information regarding their target awards under the Company's EVA Incentive Plan in Fiscal 2008, and grants to them of restricted stock and stock options under the 2005 Equity Incentive Plan in Fiscal 2007.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Threshold ($) (c)(1)	Target ($) (d)	Maximum ($) (e)	All Other Stock Awards: Number of Shares of Stock of Units (#) (f)(2)	All Other Option Awards: Number of Securities Underlying Options (#) (g)(3)	Exercise or Base Price of Option Awards ($/Sh) (h)	Grant Date Fair Value of Stock and Option Awards (i)
Hal N. Pennington	N/A	—	$575,000	—	—	—	—	
Chairman and Chief	October 24, 2006	—	—	—	26,469	—	—	$1,009,528
Executive Officer	October 24, 2006	—	—	—	—	17,547	$38.14	328,655
James S. Gulmi	N/A	—	$165,000	—	—	—	—	
Senior Vice President	October 24, 2006	—	—	—	8,197	—	—	$ 312,634
Finance and Chief Financial Officer	October 24, 2006	—	—	—	—	5,434	$38.14	101,779
Robert J. Dennis	N/A	—	$350,000	—	—	—	—	
President and Chief	October 24, 2006	—	—	—	14,758	—	—	$ 562,870
Operating Officer	October 24, 2006	—	—	—	—	9,784	$38.14	183,254
Jonathan D. Caplan	N/A	—	$130,000	—	—	—	—	
Senior Vice President	October 24, 2006	—	—	—	6,737	—	—	$ 256,949
	October 24, 2006	—	—	—	—	4,466	$38.14	83,648
James C. Estepa	N/A	—	$300,000	—	—	—	—	
Senior Vice President	October 24, 2006	—	—	—	11,566	—	—	$ 441,127
	October 24, 2006	—	—	—	—	7,667	$38.14	143,603

(1) Columns (c), (d) and (e) relate to the Company's EVA Incentive Plan. As discussed in detail under the heading "Annual Incentive Compensation" in the "Compensation Discussion and Analysis," potential awards are uncapped (although any award in excess of three times the target is mandatorily deferred and at risk for future performance) and negative awards that may be offset against positive bonus bank balances deferred from past years and from future positive awards are possible. Consequently, no "Threshold" (column (c)) or "Maximum" (column (e)) is applicable.

(2) The shares reported in column (f) are restricted stock grants under the 2005 Equity Incentive Plan. The grants vest in four equal annual installments, subject to the grantee's continued employment with the Company.

(3) The options reported in column (g) were granted under the 2005 Equity Incentive Plan. They vest in four equal annual installments, subject to the grantee's continued employment with the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END

The following table shows, for each named executive officer, certain information concerning vested and unvested equity awards outstanding at February 3, 2007. The awards include stock options and restricted stock, as described under the heading "Stock-Based Compensation" in the "Compensation Discussion and Analysis," above.

	Option Awards				Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#) (f)(2)	Market Value of Shares of Units of Stock That Have Not Vested ($) (g)(3)
Hal N. Pennington	10,368	-0-	17.00	10/24/2011	74,675	$3,051,220
Chairman and	59,034	-0-	16.76	11/13/2012		
Chief Executive Officer	97,500	32,500	17.50	10/21/2013		
	37,500	37,500	24.90	10/26/2014		
	4,176	12,528	36.40	10/25/2015		
	-0-	17,547	38.14	10/24/2016		
James S. Gulmi	10,000	-0-	12.75	10/28/2007	22,955	937,941
Senior Vice President	12,000	-0-	13.19	11/04/2009		
Finance and Chief	6,000	-0-	16.63	10/16/2010		
Financial Officer	20,000	-0-	17.00	10/24/2011		
	20,000	-0-	16.76	11/13/2012		
	15,000	5,000	17.50	10/21/2013		
	10,000	10,000	24.90	10/26/2014		
	1,163	3,487	36.40	10/25/2015		
	-0-	5,434	38.14	10/24/2016		
Robert J. Dennis	20,000	20,000	23.54	04/01/2014	44,447	1,816,104
President and	20,000	20,000	24.90	10/26/2014		
Chief Operating Officer	2,063	6,189	36.40	10/25/2015		
	-0-	9,784	38.14	10/24/2016		
Jonathan D. Caplan	25,000	-0-	16.76	11/13/2012	18,967	774,992
Senior Vice President	18,750	6,250	17.50	10/21/2013		
	12,500	12,500	24.90	10/26/2014		
	964	2,890	36.40	10/25/2015		
	-0-	4,466	38.14	10/24/2016		
James C. Estepa	-0-	12,500	17.50	10/21/2013	39,155	1,599,873
Senior Vice President	-0-	20,000	24.90	10/26/2014		
	1,644	4,932	36.40	10/25/2015		
	-0-	7,667	38.14	10/24/2016		

(1) All options were granted under the 2005 Equity Incentive Plan on the dates which are ten years before the expiration dates shown, and vest in four equal annual installments beginning on the first anniversary of the grant date.

[Footnotes continued on next page.]

(2) The shares of restricted stock vest on the following schedule:

Name	Grant Date	Restricted Shares Outstanding	Vesting Increments
Hal N. Pennington	10/25/2005	29,308	29,308 on 10/25/2008
	10/25/2005	18,898	6,299 on 10/25/2007 6,300 on 10/25/2008 6,299 on 10/25/2009
	10/24/2006	26,469	6,618 on 10/24/2007 6,617 on 10/24/2008 6,617 on 10/24/2009 6,617 on 10/24/2010
James S. Gulmi	10/25/2005	9,498	9,498 on 10/25/2008
	10/25/2005	5,260	1,753 on 10/25/2007 1,754 on 10/25/2008 1,753 on 10/25/2009
	10/24/2006	8,197	2,050 on 10/24/2007 2,049 on 10/24/2008 2,049 on 10/24/2009 2,049 on 10/24/2010
Robert J. Dennis	10/25/2005	20,353	20,353 on 10/25/2008
	10/25/2005	9,336	3,112 on 10/25/2007 3,112 on 10/25/2008 3,112 on 10/25/2009
	10/24/2006	14,758	3,690 on 10/24/2007 3,689 on 10/24/2008 3,690 on 10/24/2009 3,689 on 10/24/2010
Jonathan D. Caplan	10/25/2005	7,870	7,870 on 10/25/2008
	10/25/2005	4,360	1,453 on 10/25/2007 1,454 on 10/25/2008 1,453 on 10/25/2009
	10/24/2006	6,737	1,685 on 10/24/2007 1,684 on 10/24/2008 1,684 on 10/24/2009 1,684 on 10/24/2010
James C. Estepa	10/25/2005	20,149	20,149 on 10/25/2008
	10/25/2005	7,440	2,480 on 10/25/2007 2,480 on 10/25/2008 2,480 on 10/25/2009
	10/24/2006	11,566	2,892 on 10/24/2007 2,891 on 10/24/2008 2,892 on 10/24/2009 2,891 on 10/24/2010

---

(3) Market value is calculated based on the closing price of the Company's common stock on the NYSE on February 2, 2007 ($40.86).

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2007

The following table shows, for each named executive officer, certain information about his stock option exercises, if any, and shares of restricted stock that vested, during Fiscal 2007:

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)(1)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)(2)
Hal N. Pennington	5,966	118,425	6,300	238,329
James S. Gulmi	36,035	909,012	1,754	66,354
Robert J. Dennis	-0-	-0-	3,112	117,727
Jonathan D. Caplan	-0-	-0-	1,454	55,005
James C. Estepa	82,500	1,766,000	2,480	93,818

(1) Amounts reflect the difference between (a) the product of (i) the closing price of the Company's common stock on the NYSE on the exercise date times (ii) the number of shares acquired on exercise, minus (b) the total exercise price for the shares so acquired.

(2) Amounts reflect the product of the closing price of the Company's common stock on the NYSE on the vesting date times the number of shares vested.

PENSION BENEFITS IN FISCAL 2007

The following table shows, for each of the named executive officers, his number of years credited service and the actuarial present value of his accumulated benefit under the Genesco Retirement Plan, discussed in "Compensation Discussion and Analysis — Defined Benefit, Defined Contribution and Deferred Income Plans," above. Both credited service and the present value of the accumulated benefit are calculated as of December 31, 2006, the plan measurement date used for financial statement reporting purposes with respect to the Company's audited financial statements for Fiscal 2007. The valuation method and material assumptions reflected in the calculation of the present value of the accumulated benefit are those included in footnote 10 to the Company's audited financial statements included in the Company's Annual Report on Form 10-K, filed with the SEC on April 4, 2007.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Hal N. Pennington	Genesco Retirement Plan	43	643,009	-0-
James S. Gulmi	Genesco Retirement Plan	33	540,677	-0-
Robert J. Dennis	Genesco Retirement Plan	-0-	-0-	-0-
Jonathan D. Caplan	Genesco Retirement Plan	12	65,732	-0-
James C. Estepa	Genesco Retirement Plan	20	195,903	-0-

NON-QUALIFIED DEFERRED COMPENSATION

The following table shows, for each named executive officer, his contributions to and investment earnings on balances in the Company's Deferred Income Plan, described under the heading "Deferred Income Plan" in the "Defined Benefit, Defined Compensation, and Deferred Income Plans" section of the "Compensation Discussion and Analysis," above. Earnings on plan balances are from investments selected by the participants, which may not include Company securities.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Hal N. Pennington . . .	11,873	-0-	85,258	-0-	1,192,004
James S. Gulmi.	139,413	-0-	58,283	-0-	648,309
Robert J. Dennis	101,028	-0-	4,993	-0-	114,463
Jonathan D. Caplan . .	134,934	-0-	64,386	-0-	609,320
James C. Estepa	-0-	-0-	-0-	-0-	-0-

CHANGE OF CONTROL ARRANGEMENTS, EMPLOYMENT AGREEMENTS AND SEVERANCE PLAN

All the named executive officers are parties to employment protection agreements. The agreements become effective only in the event of a Change of Control, which is defined as (i) any person (as defined in Section 3(a)(9) of Exchange Act, and as used in Sections 13(d) and 14(d) thereof), excluding the Company, any majority owned subsidiary of the Company (a "Subsidiary") and any employee benefit plan sponsored or maintained by the Company or any Subsidiary (including any trustee of such plan acting as trustee), but including a "group" as defined in Section 13(d)(3) of the Exchange Act (a "Person"), becomes the beneficial owner of shares of the Company having at least 20% of the total number of votes that may be cast for the election of directors of the Company (the "Voting Shares"); provided, however, that such an event shall not constitute a Change of Control if the acquiring Person has entered into an agreement with the Company approved by the Board which materially restricts the right of such Person to direct or influence the management or policies of the Company; (ii) the shareholders of the Company shall approve any merger or other business combination of the Company, sale of the Company's assets or combination of the foregoing transactions (a "Transaction") other than a Transaction involving only the Company and one or more of its Subsidiaries, or a Transaction immediately following which the shareholders of the Company immediately prior to the Transaction (excluding for this purpose any shareholder of the Company who also owns directly or indirectly more than 10% of the shares of the other company involved in the Transaction) continue to have a majority of the voting power in the resulting entity; or (iii) within any 24-month period beginning on or after the date hereof, the persons who were directors of the Company immediately before the beginning of such period (the "Incumbent Directors") shall cease (for any reason other than death) to constitute at least a majority of the Board or of the board of directors of any successor to the Company, provided that any director who was not a director as of the date hereof shall be deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of this section. Each agreement provides for employment by the Company for a term of three years following a Change of Control. The executive is to exercise authority and perform duties commensurate with his authority and duties immediately prior to the Change of Control. He is also to receive compensation (including incentive compensation) during the term in an amount not less than that which he was receiving immediately prior to the Change of Control. If the executive's employment is terminated by death or disability during the term of the agreement, he is entitled to receive his salary, any deferred compensation, all amounts owing to him under any applicable employee benefit plans, and a bonus equal to the average of the two most recent annual bonuses received by the executive, prorated for the number of days in the current fiscal year that the executive was employed. If the executive is terminated for cause or quits voluntarily during the employment period, he is entitled to receive the same compensation payable in case of termination by death or disability, except that the prorated bonus would not be payable.

If the executive's employment is actually or constructively terminated by the Company without cause during the term of the agreement, the executive will be entitled to receive his base salary through the termination date, and a lump-sum severance allowance equal in Mr. Pennington's case to three times and in the case of the other named executive officers to two times (i) his or her annual base salary, plus (ii) the average of his two most recent annual bonuses, plus (iii) the present value of the annual cost to the Company of obtaining coverage equivalent to the coverage provided by the Company prior to the Change of Control under any welfare benefit plans (including medical, dental, disability, group life and accidental death insurance) plus the annualized value of fringe benefits provided to the executive prior to the change of control, plus reimbursement for any excise tax owed thereon and for taxes payable by reason of the reimbursement. Amounts payable under the employment protection agreements are to be reduced by any amount received under the general severance plan described below.

All stock options and restricted stock granted by the Company under the Company's equity incentive plans generally become immediately vested and (in the case of options) exercisable upon a Change of Control as defined in the plans, provided (in the case of certain of the options) that at least six months have lapsed since the date the option was granted.

The following table shows for each of the named executive officers, assuming that a Change of Control, followed by immediate involuntary termination of his employment, occurred on February 3, 2007, the estimated amounts payable with respect to (a) salary and (b) bonus, (c) the value, based on the closing price of the Company's stock on the NYSE on that date of all previously unvested stock options (less the applicable exercise price) and restricted stock subject to accelerated vesting, (d) the estimated value of the payment related to benefits provided under the Change of Control agreement, (e) the non-qualified deferred compensation (which would be paid upon termination for any reason regardless of whether a Change of Control has occurred, under the terms of the Deferred Income Plan, (f) the gross-up related to excise taxes that would have been reimbursable to the officer (assuming a 35% marginal federal income tax rate), and (g) the total of items (a) through (f). The actual awards and amounts payable can only be determined at the time of each executive's termination of employment.

Name	Salary (a)(1) ($)	Bonus (b)(2) ($)	Accelerated Stock-Based Compensation (c)(3) ($)	Estimated Benefits Value (d)(4) ($)	Deferred Compensation Payout (e) ($)	Tax Gross-Up (f)(5) ($)	Total (g) ($)
Hal N. Pennington	2,160,000	3,256,575	4,468,866	222,623	1,192,004	2,134,699	13,434,767
James S. Gulmi	700,000	625,850	920,763	282,886	648,309	-0-	3,177,808
Robert J. Dennis	1,000,000	1,177,258	1,435,238	176,810	114,463	-0-	3,903,769
Jonathan D. Caplan	580,000	419,812	873,721	286,753	-0-	434,357	2,594,643
James C. Estepa	990,000	1,656,376	2,073,346	95,481	609,320	-0-	5,424,523

1) For Mr. Pennington three times, and for all others two times, the annual base salary of the named executive officer as of February 2, 2007.

2) For Mr. Pennington three times, and for all others two times, the average of the last two annual bonuses earned by the named executive officer.

3) The value, based on the closing price of the Company's common stock on the NYSE on February 2, 2007, of the previously unvested restricted stock and stock options that would have vested on an accelerated basis upon the Change of Control.

4) Includes the present value, calculated using the annual federal short-term rate as determined under Section 1274(d) of the Internal Revenue Code of (a) the annual cost to the Company of obtaining coverage under the welfare benefit plans discussed above and (b) the annualized value of fringe benefits provided to the named executive officer immediately prior to February 3, 2007.

General Severance Plan. The Company maintains a severance plan for monthly-paid salaried employees to provide for certain benefits in the event of a Company-initiated separation from the Company other than for cause (as defined in the plan). Under the terms of the plan, an eligible employee is entitled to one week of his or her base salary at the termination date multiplied by each year of service with the Company with a maximum of 24 weeks and a minimum of two weeks. If their employment had been terminated without cause as of February 2, 2007, the named executive officers would have been entitled to the following severance payments under the plan: Mr. Pennington — $360,000; Mr. Caplan — $78,077; Mr. Dennis — $48,044; Mr. Estepa — $199,904; and Mr. Gulmi — $175,000.

DIRECTOR COMPENSATION

The following table shows, for each director of the Company who is not also a named executive officer, information about the director's compensation in Fiscal 2007.

Name (a)	Fees Earned or Paid in Cash ($) (b)(1)	Stock Awards ($) (c)(2)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)(3)	Total ($) (h)
James S. Beard	49,000	19,665	-0-	-0-	-0-	2,342	71,007
Leonard L. Berry	45,500	47,111	-0-	-0-	-0-	1,779	94,390
William F. Blaufuss, Jr.	55,500	46,000	-0-	-0-	-0-	2,342	103,842
James W. Bradford	43,500	19,665	-0-	-0-	-0-	1,567	64,732
Robert V. Dale	71,000	47,111	-0-	-0-	-0-	3,072	121,183
Matthew C. Diamond	32,500	47,111	-0-	-0-	-0-	23,920	103,531
Marty G. Dickens	50,000	46,000	-0-	-0-	-0-	1,779	97,779
Ben T. Harris	9,750	11,667	-0-	-0-	-0-	39,963	61,380
Kathleen Mason	36,500	47,111	-0-	-0-	-0-	21,530	105,141
William A. Williamson, Jr.	23,000	47,111	-0-	-0-	-0-	33,072	103,183

(1) Cash fees include annual director's retainer and, where applicable, committee chair fees, reduced for Mr. Diamond, Mr. Harris, Ms. Mason and Mr. Williamson by the amount of fees voluntarily exchanged for Retainer Stock, all as described below.

(2) The amounts in column (c) are the dollar amounts of restricted stock awards that were recognized for financial statement reporting purposes pursuant to FAS 123(R). They thus include amounts related to portions of awards granted in both Fiscal 2007 and in prior years. Assumptions used in the calculation of these amounts are included in footnote 12 to the Company's audited financial statements for Fiscal 2007, included in its annual report on Form 10-K, filed with the SEC on April 4, 2007. The following table shows the grant date fair value of restricted stock awards to each director in Fiscal 2007:

Matthew C. Diamond	$82,666.68
Ben T. Harris	$99,962.76
Kathleen Mason	$79,962.72
William A. Williamson, Jr.	$90,000.00

(3) The amounts reported in column (g) include, for each director, the premium paid by the Company for life insurance coverage as described below and the "gross up" for income taxes payable with respect to such premiums. Also includes, for Mr. Diamond, Mr. Harris, Ms. Mason and Mr. Williamson, the compensation cost computed under FAS 123(R) related to restricted stock received in voluntary exchange for a portion of their cash compensation, as described below.

Directors who are not employees of the Company receive a retainer of $30,000 per year and fees of $1,500 for each board meeting they attend in person, $1,000 for each committee meeting they attend in person and $750 for each meeting they attend by telephone. Each committee chairman receives an additional $4,000 per year. The presiding director, who also chairs the nominating and governance committee, receives an additional retainer of $7,500 per year. The Company also pays the premiums for non-employee directors on $50,000 of coverage under the Company's group term life insurance policy, plus additional cash compensation to offset taxes on their imputed income from such premiums. Directors who are full-time Company employees do not receive any extra compensation for serving as directors.

The 2005 Equity Incentive Plan (the "2005 Plan") permits the board of directors to make stock-based compensation awards to non-employee directors. Under the 1996 Stock Incentive Plan (the "1996 Plan") prior to the approval of the 2005 Plan, newly-elected directors automatically received shares of common stock valued at $15,000 on the date of the first annual meeting at which he or she was elected a director, and all non-employee directors received shares of restricted stock valued at $44,000 on the date of each annual meeting. The shares, which vested in three equal, annual increments on the anniversary of the grant date were subject to restrictions on transfer for five years after they were granted unless the director left the board earlier. The 1996 Plan also permitted non-employee directors to elect to exchange all or part of their annual retainers for shares of restricted stock at 75% of the shares' fair market value. Such shares were subject to the same restrictions on transfer and to forfeiture if the director's service terminated before the retainer represented by such shares was earned. In October 2006, the board granted restricted stock under the 2005 Plan on the same formula and on the same terms as had been provided under the 1996 Plan to seven directors in exchange for part or all of their retainers for Fiscal 2008. The compensation cost computed under FAS 123(R) related to the stock received in exchange for cash retainers in Fiscal 2007 was as follows:

Matthew C. Diamond	$22,668.18
Ben T. Harris	$39,962.76
Kathleen Mason	$19,962.72
William A. Williamson, Jr.	$30,000.00

As of April 24, 2007, 242,548 shares of common stock had been issued to non-employee directors pursuant to the 1996 Plan, of which 24,745 had been forfeited, and 27,553 shares had been issued to such directors under the 2005 Plan.

AUDIT MATTERS

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Ernst & Young LLP served as the independent registered public accounting firm to the Company in the fiscal year ended February 3, 2007, and has been retained by the audit committee in the same capacity for the current fiscal year. The firm's appointment is submitted for shareholder ratification at the annual meeting. If shareholders do not ratify the firm's appointment, the audit committee will reconsider the appointment. **The board of directors recommends a vote FOR ratification of this appointment and your proxy will be so voted unless you specify otherwise.** Representatives of the firm are expected to be present at the annual meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Audit Committee Report

The audit committee is composed of four independent directors as defined under the current rules of the NYSE and applicable SEC regulations. The audit committee oversees the Company's financial reporting process on behalf of the board of directors. The committee's charter is available on the Company's website, www.genesco.com. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting.

The committee has met and held discussions with management and the Company's independent registered public accounting firm, Ernst & Young LLP. The committee met with management and the independent registered public accounting firm to review and discuss with them each of the Company's consolidated quarterly and annual financial statements. Management represented to the committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications With Audit Committees), as amended.

In addition, the committee has discussed with the independent registered public accounting firm the factors which might be deemed to bear upon the registered public accounting firm's independence from the Company and its management, including the matters in the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees), which were reviewed by the committee. The committee considered, among other factors, the distribution of fees paid to the firm among those for audit services, those for audit-related services, those for tax services and all other fees, as described below under the caption "Fee Information," and considered whether the provision of services other than the audit and audit-related services is compatible with the registered public accounting firm's independence.

The committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plan for their respective activities. The committee meets with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the effectiveness of the Company's internal controls over financial reporting, and the overall quality of the Company's financial statements and reporting process.

In reliance on the reviews and discussions described in this report, the committee recommended to the board of directors and the board of directors approved inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended February 3, 2007, filed with the SEC.

By the Committee:

Robert V. Dale, Chairman
James S. Beard
William F. Blaufuss, Jr.
Kathleen Mason

The foregoing report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Fee Information

The following table sets forth summary information regarding fees for services by the Company's independent registered public accounting firm during Fiscal 2007 and Fiscal 2006.

	Fiscal 2007	Fiscal 2006
Audit Fees	$1,219,715	$1,183,829
Audit-Related Fees	59,125	31,500
Tax Fees — Total	311,892	230,000
Tax compliance	241,500	230,000
Tax planning and advice	70,392	-0-
All Other Fees	4,500	3,500

Audit Fees

Audit fees include fees paid by the Company to Ernst & Young in connection with annual audits of the Company's consolidated financial statements, internal controls over financial reporting and their review of the Company's interim financial statements. Audit fees also include fees for services performed by the independent registered public accounting firm that are closely related to the audit and in many cases could be provided only by the Company's independent registered public accounting firm.

Audit-Related Fees

Audit-related services include due diligence services related to mergers and acquisitions, accounting consultations, employee benefit plan audits and certain attest services.

Tax Fees

Tax fees include fees paid by the Company for compliance services and planning and advice. The latter category included a state and local tax review and consultations regarding a change in lease accounting and other matters.

All Other Fees

In both Fiscal 2007 and Fiscal 2006, the Company paid other fees to Ernst & Young for access to an online accounting and auditing information resource.

Pre-Approval Policy

The audit committee has adopted a policy pursuant to which it pre-approves all services to be provided by the Company's independent registered public accounting firm and a maximum fee for such services. As permitted by the policy, the committee has delegated authority to its chairman to pre-approve services the fees for which do not exceed $100,000, subject to the requirement that the chairman report any such pre-approval to the audit committee at its next meeting.

All fees paid to the Company's independent registered public accounting firm in Fiscal 2007 were pre-approved pursuant to the policy.

PROPOSALS FOR THE 2008 ANNUAL MEETING

Proposals of shareholders intended for inclusion in the proxy material for the 2008 annual meeting of shareholders must be received at the Company's offices at Genesco Park, 1415 Murfreesboro Road, Nashville, Tennessee 37217, attention of the secretary, no later than January 18, 2008.

In addition, the Company's Bylaws contain an advance notice provision requiring that, if a shareholder's proposal is to be brought before and considered at the next annual meeting of shareholders, such shareholder must provide timely written notice thereof to the secretary of the Company. In order to be timely, the notice must be delivered to or mailed to the secretary of the Company and received at the principal executive offices of the Company not less than sixty days nor more than ninety days prior to the meeting (or, if less than seventy days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made). In the event that a shareholder proposal intended to be presented for action at the next annual meeting is not received timely, then the persons designated as proxies in the proxies solicited by the board of directors in connection with the annual meeting will be permitted to use their discretionary voting authority with respect to the proposal, whether or not the proposal is discussed in the proxy statement for the annual meeting.

FINANCIAL STATEMENTS AVAILABLE

A copy of the Company's annual report to shareholders containing audited financial statements accompanies this proxy statement. The annual report does not constitute a part of the proxy solicitation material.

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007, excluding certain of the exhibits thereto, may be obtained, without charge, by any shareholder to whom this proxy statement is sent, upon written request to Roger G. Sisson, Secretary, Genesco Inc., Genesco Park, 1415 Murfreesboro Road, Nashville, Tennessee 37217.

TABLE OF CONTENTS

GENESCO

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

Annual Meeting of Shareholders

June 27, 2007



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GENESCO INC. | GENESCO PARK | P.O. BOX 731 NASHVILLE, TENNESSEE 37202-0731 | www.genesco.com

GENESCO